Rule 424(b)(3)

                                                     Registration No. 333-121991


                   Selling Security Holder Offering Prospectus


                          LIFESTREAM TECHNOLOGIES, INC.
                        31,633,333 shares of common stock



This prospectus covers the resale of an aggregate of 31,633,333 shares of our common stock, consisting of 10,800,000 shares of currently outstanding common stock and 20,833,333 shares of common stock issuable upon conversion of a convertible note payable. We will not receive any proceeds from the sale of shares by selling security holders.


Our common stock is listed on the over-the-counter Bulletin Board under the symbol "LFTC". On May 3, 2005, the last reported sale price for our common stock was $0.018 per share.


                 THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.
       YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.
                     SEE "RISK FACTORS" BEGINNING AT PAGE 3.

                          ----------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this prospectus is May 10, 2005

NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary..........................  1            31,633,333 SHARES
Risk Factors................................  3              COMMON STOCK
Use of Proceeds.............................  8
Price Range of Common Stock and
  Dividend Policy...........................  8
Forward Looking Statements..................  9
Business.................................... 10
Properties.................................. 18
Management's Discussion and Analysis of
  Financial Condition and
  Results of Operations..................... 19               LIFESTREAM
Management.................................. 31           TECHNOLOGIES, INC.
Executive Compensation...................... 33
Certain Relationships and
  Related Transactions...................... 37
Security Ownership of Certain Beneficial
  Owners and Management..................... 39
Description of Securities................... 40
Selling Security Holders.................... 41               PROSPECTUS
Plan of Distribution ....................... 43
Legal Matters............................... 44
Experts..................................... 44
Additional Information...................... 44
Financial Statements........................F-1              May 10, 2005

                               PROSPECTUS SUMMARY

LIFESTREAM TECHNOLOGIES

We market a proprietary over-the-counter, total cholesterol-monitoring device for at-home use by both health-conscious and at-risk consumers ("our cholesterol monitor"). Our cholesterol monitor enables an individual, through regular at-home monitoring of their total cholesterol level, to continually assess their susceptibility to developing cardiovascular disease, the single largest cause of premature death and permanent disability among adult men and women in the United States of America ("U.S.").

Once an individual is diagnosed with an elevated total cholesterol level, our cholesterol monitor enables an individual to readily ascertain and track certain collective benefits being derived from diet modification, an exercise regimen and drug therapy. By doing so, we believe that an individual's long-term adherence to an effective cholesterol-lowering program is reinforced.

We introduced our current consumer cholesterol monitor to the retail marketplace in October 2002. It is the successor to a cholesterol monitor that we first introduced in January 2001.

Our current base of customers primarily consists of national and regional drug store chains, and, to a lesser extent, pharmacy-featuring grocery store chains, specialty catalog and internet-based direct marketers and independent pharmacies. To date, our ability to conduct significant marketing activities critical to building broad market awareness of our cholesterol monitor has been limited due to financial constraints. However, during our fiscal year ended June 30, 2004 we were successful in obtaining a portion of the long-term financing we sought to allow us to begin conducting marketing programs. We continue to require additional long-term financing to allow us to continue conducting marketing activities.

CHOLESTEROL MONITOR

Our cholesterol monitor has a suggested retail price of $119.95, but is routinely offered by certain of our more prominent retail store chain customers at a price below the psychologically important $100.00 price point for many consumers.

Our cholesterol monitor:
     o Provides a quantified total cholesterol reading from a single drop of blood within three minutes without any prior fasting,
     o Meets the measurement precision guidelines set forth by the National Cholesterol Education Program ("NCEP"), a government agency created under the auspices of the National Heart, Lung and Blood Institute ("NHLBI") to contribute to reducing illness and death from coronary heart disease by reducing the percent of Americans with high blood cholesterol,
     o Classifies individual test results using the NCEP's recommended and defined risk categories of "desirable," "borderline" and "high" risk-level categories for total cholesterol in adults, resulting in ease of use and understanding by consumers,
     o    Utilizes inexpensive, disposable dry-chemistry test strips,
     o Computes an individual's rolling average total cholesterol level based on their six most recent test results,
     o Allows for the secure storage, via encryption, of up to 200 chronologically-dated test results onto an optional smart card, which is inserted into an existing slot on the monitor, for subsequent retrieval and longer-term trend analysis,
     o Is compact, lightweight and portable with dimensions of approximately 5.50" x 4.00" x 1.75" and a weight of approximately one pound,
     o Is warranted for one year from defects in materials or workmanship, and
     o Incorporates the newly FDA cleared Health Risk Assessment (HRA), which displays a full Health Risk Assessment after taking a three-minute total cholesterol test and inputting eight additional risk factors including gender, age, height, weight, diabetic status, smoker/non-smoker, systolic and diastolic blood pressure, and HDL break-out from a recent lipid profile.

Our "Plus-Edition" Cholesterol Monitor, which has a suggested retail price of $129.95, includes a cholesterol monitor, a Data Concern" Personal Health Card(R), a CD-ROM software program, a serial cable and an extended three-year warranty. By connecting our cholesterol monitor to a personal computer via the serial cable and installing our software, an individual can compute a longer-term rolling average of their historical test results and convert such into detailed, easy-to-understand printable charts. We believe that these value-added analytical features enable an individual to more readily ascertain and track the collective benefits being derived over an extended period of time from diet modification, an exercise regimen and drug therapy, thereby further reinforcing their ongoing adherence to an effective cholesterol-lowering program.

RELATED SUPPLIES AND ACCESSORIES

We offer the following supplies and accessories for use with our cholesterol monitor:

     o TEST KIT REFILLS. Our test kit refills, which include six individually packaged test packets, have a suggested retail price of $19.95. Each single-use, disposable testing packet contains a dry-chemistry total cholesterol test strip, a sterile lancet, an alcohol swab, and a band-aid.

     o "DATA CONCERN" PERSONAL HEALTH CARD(R). Our "Data Concern" Personal Health Card(R) is individually packaged and has a suggested retail price of $19.95. The Personal Health Card(R) stores up to 200 cholesterol test results for subsequent retrieval and longer-term trend analysis.

Our executive offices are located at 510 Clearwater Loop, Suite 101, Post Falls, Idaho 83854. Our telephone number is (208) 457-9409; our facsimile number is
(208) 457-9509. Unless otherwise indicated, references in this prospectus to "Lifestream," "we," "us" and "our" are to Lifestream Technologies, Inc., and our wholly owned subsidiaries.

THE OFFERING

Common Stock Outstanding:  237,168,735 shares

Common Stock Reserved:     173,845,264 shares, including 20,833,333 shares
                           covered by this prospectus that are issuable upon conversion of a convertible note payable, 96,900,000 shares that are issuable upon conversion of debentures not covered by this prospectus, 31,246,733 shares issuable upon exercise of common stock purchase warrants, 13,716,363 issuance upon exercise of outstanding stock options and 11,148,835 shares issuable under our stock option plans

OTCBB Trading Symbol:      LFTC

SUMMARY FINANCIAL DATA

The following summary of our financial information has been derived from our financial statements that are included elsewhere in this prospectus. The information for the years ended June 30, 2004 and 2003 is derived from our audited financial statements.

Statement of Operations

                                            SIX MONTHS ENDED
                                               (UNAUDITED)                           FISCAL YEARS ENDED
                                  ----------------------------------       --------------------------------
                                    DECEMBER 31,       DECEMBER 31,           JUNE 30,           JUNE 30,
                                        2004               2003                 2004               2003
                                  ---------------    ---------------       -------------      -------------
Net sales........................ $     1,658,467    $     1,412,526       $   2,603,257      $   4,236,653
Cost of sales.................... $     1,190,381    $     1,085,672       $   2,698,673      $   3,516,827
Gross profit (loss).............. $       468,086    $       326,854       $     (95,416)     $     719,826
Loss from operations............. $    (1,739,091)   $    (2,154,340)      $  (5,364,473)     $  (4,281,477)
Net loss......................... $    (4,318,899)   $    (3,960,863)      $ (14,407,557)     $  (8,106,945)
Net loss per share............... $         (0.02)   $         (0.04)      $       (0.11)     $       (0.24)

Balance Sheet Data

                                  DECEMBER 31, 2004                 JUNE 30,
                                  -----------------      ----------------------------
                                     (UNAUDITED)            2004             2003
                                    -----------          -----------      -----------
Working capital (deficit)........   $  (554,477)         $  (940,698)     $  (947,111)
Total assets.....................   $ 3,852,469          $ 3,612,177      $ 5,077,925
Current assets...................   $ 2,098,717          $ 2,025,165      $ 3,290,620
Long-term debt...................   $ 6,291,585          $ 2,709,841      $ 3,498,768
Stockholders' deficit............   $(5,092,310)         $(2,063,527)     $(2,658,574)

                                  RISK FACTORS

An investment in our common stock is highly speculative. You should be aware you could lose the entire amount of your investment. Prior to making an investment decision, you should carefully read this entire prospectus and consider the following risk factors. If the events described in these risks occur, our business, financial condition and results of operations could be adversely affected. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements.

OUR WEAK FINANCIAL CONDITION HAS RAISED, AND WILL LIKELY CONTINUE TO RAISE, SUBSTANTIAL DOUBT REGARDING OUR ABILITY TO CONTINUE AS A GOING CONCERN.

We have incurred substantial operating and net losses, as well as negative operating cash flows, since our inception. Our significant working capital and stockholders' deficits as of June 30, 2004 and 2003, among other factors, resulted in our independent registered public accountants modifying their audit report on our consolidated financial statements for the fiscal years ended June 30, 2004 and 2003 to express substantial doubt regarding our ability to continue as a going concern. Although we have been successful in restructuring certain debt obligations as they have become due and in raising additional investment capital to fund certain immediate and near-term operating needs, we remain in need of substantial additional investment capital to fund our longer-term operating needs, including servicing of our remaining debt obligations and continued conducting of marketing activities we believe necessary to achieve meaningful sales growth.

IF WE CANNOT TIMELY SECURE NECESSARY FINANCING OR GENERATE SUBSTANTIAL REVENUE GROWTH, WE WILL LIKELY BE UNABLE TO FULFILL OUR OUTSTANDING OBLIGATIONS, INCLUDING DEBT SERVICE AND PURCHASE COMMITMENTS.

We have incurred substantial debt obligations and have entered into operating commitments.. Although we have been successful in restructuring certain debt obligations as they have become due and in raising additional investment capital to fund certain immediate and near-term operating needs, if we are unable to raise additional capital or generate substantial revenue growth, we will be unable to service our remaining debt obligations, and other commitments.

IF WE CANNOT TIMELY SECURE NECESSARY FINANCING, WE WILL BE UNABLE TO CONTINUE TO GROW OUR SALES, IN WHICH EVENT WE WILL LIKELY BE UNABLE TO SUPPORT OUR OPERATIONS.

We have realized limited sales revenues to date that we primarily attribute to our continuing inability to sustain funding the marketing activities we believe necessary to develop broad market awareness and acceptance of our total cholesterol monitors. Our inability to leverage our operating costs with sales has resulted in continuing significant operating and net losses, as well as negative operating cash flows. For the years ended June 30, 2004 and 2003, and the six months ended December 31, 2004 and 2003, we incurred losses of $14,407,557, $8,106,945, $4,318,899 and 3,960,863, respectively. Our continuing losses adversely affect our ability to secure additional funding.

We continue to actively seek substantial investment capital to enable us to fully execute the balance of our business plan, that primarily being the conducting of those marketing activities we believe necessary to achieve meaningful sales growth. Our ability to effectively promote our monitors, support and sustain our existing retail relationships, cultivate, support and sustain additional retail relationships, and thereby realize meaningful sales growth, remains dependent upon our timely receipt of substantial additional investment capital. Absent meaningful sales growth, our ability to achieve net profitability and positive operating cash flow remains highly unlikely.

OUR CONTINUED SALE OF EQUITY SECURITIES AND OUR ISSUANCE OF SHARES UPON EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS, WILL DILUTE EXISTING STOCKHOLDERS AND MAY ADVERSELY AFFECT THE MARKET FOR OUR SHARES.

Our ongoing need for additional capital to sustain marketing activities and supplement the financing of our operations has required the issuance of a substantial amount of our common stock or debt convertible into our common stock. During fiscal 2004 and 2003, we issued a total of 88,447,096 and 67,926,593 common shares, respectively, which increased the number of common shares outstanding from 24,967,997 at July 1, 2002 to 181,341,686 at June 30, 2004. As of March 31, 2005, we had 237,168,735 common shares outstanding and an additional 173,845,264 common shares reserved for issuance as follows:

                                                                           Shares Reserved
                                                                           ---------------
          Issuable upon conversion of convertible debentures                 117,733,333
          Issuable upon exercise of outstanding warrants                      31,246,733
          Issuable upon exercise of outstanding stock options                 13,716,363
          Available for grant pursuant to outstanding stock option plans      11,148,835
                                                                             -----------
          Total common shares reserved                                       173,845,264
                                                                             ===========

The issuance of shares upon exercise of outstanding options and warrants will dilute the equity ownership of our existing stockholders and, if such shares are issued at below market prices, will be dilutive to book value per share. Moreover, the mere possibility that the reserved shares may be issued could be adversely perceived by the marketplace, causing an increase in selling and a resulting decrease in the market price for our shares.

We will require additional financing in the future to fund our business plans, including additional marketing efforts and inventory. To date, our success in attracting funding has required that we issue our common stock at a discount to market. We anticipate that future funding may require us to continue to issue shares at a discount, as a result of which, additional financing will cause further dilution to existing outstanding stockholders. Moreover, the increase in the number of shares available in the public marketplace may reduce the market price for our shares and, consequently, the price investors may receive at the time of sale.

THE PRICE VOLATILITY FOR OUR COMMON STOCK AND THE LACK OF AN ACTIVE MARKET MAY ADVERSELY AFFECT THE ABILITY OF STOCKHOLDERS TO BUY AND SELL OUR SHARES.

Our common stock is currently listed and traded on the Over-the-Counter Bulletin Board. Our common stock has experienced, and continues to experience, significant volatility in its market price. Additionally, our common stock has experienced, and continues to experience, limited trading volume on any given market day. These factors may adversely affect both the liquidity and market price of our stock.

WE REMAIN DEPENDENT UPON KEY MANAGEMENT PERSONNEL AND IF WE ARE UNABLE TO RETAIN THEM, OUR OPERATIONS MAY SUFFER.

We believe that our future success currently remains dependent upon the knowledge, skills, services and vision of Christopher Maus, our Chairman of the Board of Directors, Chief Executive Officer and President, and to a lesser extent, Edward Siemens, our Chief Operating Officer. Our dependence upon these individuals has increased over the past two years as a result of significant staff reductions we have made to reduce our operating costs. The significant staff reductions have resulted in substantial additional demands on our existing officers and staff. Despite our increased dependency on these individuals, they each agreed, effective April 2003, to prospective one-third reductions in their contractual salaries until we realized an improvement in our financial condition. Effective June 2, 2003, we restored one half of the pay cuts prospectively. In January and June 2004, the Board of Directors approved the issuance of common stock to these officers in lieu of cash payment for compensation lost as a result of these pay cuts. Our ability to retain these individuals remains uncertain and any loss or disablement of these individuals could have a material adverse effect on our business, and as a result, on our results of operations, liquidity and cash flows. There can also be no assurance that the proceeds we would receive under a $5,000,000 key man life insurance policy we maintain on Mr. Maus would sufficiently compensate us in the event of his unfortunate death. Our retention and possible recruitment of experienced and talented management will also be critical to our future success.

WE REMAIN DEPENDENT UPON ROCHE DIAGNOSTICS GMBH TO SUPPLY US WITH DRY-CHEMISTRY TEST STRIPS AND IF WE FAIL TO MEET MINIMUM PURCHASE REQUIREMENTS, ROCHE MAY DISCONTINUE ITS SUPPLY RELATIONSHIP WITH US.

We are party to a licensing and manufacturing agreement with Roche Diagnostics GmbH (Roche) of Mannheim, Germany. Our agreement with Roche currently grants us the exclusive right to market and distribute its proprietary test strips in the U.S. We are required to purchase our supply of dry-chemistry test strips utilized in our cholesterol monitors exclusively from Roche. The initial term of the agreement expired on December 31, 2004, however, absent default by either party, the agreement automatically renews for additional one-year terms unless either party gives 12 months written notice of termination. Neither party has given written notice of termination as of the date of this prospectus, and, accordingly, on December 31, 2004, the agreement was automatically renewed for an additional 12 months. Should we fail to meet our contractually mandated minimum purchase requirements, Roche may elect to discontinue its relationship with us or to impose price increases. As we did not meet the calendar 2002 minimum sales threshold set forth in the agreement, Roche began prospectively assessing us a 10% price surcharge in exchange for agreeing to maintain our U.S. exclusivity. This surcharge was based on our revised sales forecasts for the duration of the agreement. Should we fail to meet these sales forecasts, Roche may impose a more significant price surcharge on us as a condition to further maintaining our U.S. exclusivity. We believe that a suitable technological or economical alternative to Roche's dry chemistry test strips is available in the marketplace, however any disruption in our relationship with Roche could cause us to lose our U.S. exclusivity, which could have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

WE REMAIN DEPENDENT UPON ROCHE DIAGNOSTICS GMBH TO SUPPLY US WITH DRY-CHEMISTRY TEST STRIPS AND IF WE FAIL TO SUCCESSFULLY RESOLVE AN ONGOING DISPUTE OVER ROYALTY PAYMENTS RELATING TO PROPRIETARY OPTICS TECHNOLOGY, ROCHE MAY TERMINATE OUR U.S. EXCLUSIVITY OR ELECT NOT TO RENEW ITS SUPPLY RELATIONSHIP WITH US.

Our agreement with Roche licenses us its proprietary optics technology, which we utilized in our predecessor cholesterol monitor in exchange for an agreed-upon royalty per device sold. However, we recognized no royalty obligation on sales of our current consumer device, which we began selling in October 2002, as we viewed the re-engineered optics technology used in this device as being proprietary to us, and not Roche. In May 2003, Roche asserted in a letter to us that the subject optics technology was, in their opinion, still subject to royalties under our agreement. Given our dependency on Roche for its test strips and in order to avoid jeopardizing such relationship, we responded in July 2003 with a letter proposing a substantially lower royalty on each device sold. Negotiations are currently ongoing and we have recorded a liability in the amount of $257,535, which represents the amount claimed by Roche, excluding interest, and is the maximum amount we currently believe will be necessary to resolve this matter based on the latest negotiations. We believe that any incremental royalty obligation resulting from these negotiations would not be material to our expected future consolidated financial statements, however if we are unable to successfully resolve this dispute with Roche, Roche may elect not to renew our license and supply agreement and we could lose our U.S. exclusivity, which could have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

BECAUSE WE ARE DEPENDENT UPON A FEW MAJOR CONSUMER RETAIL CHAINS FOR SUBSTANTIALLY ALL OF OUR CURRENT SALES, THE LOSS OF ANY ONE OF THEM WOULD REDUCE OUR REVENUES, LIQUIDITY AND PROFITABILITY.

Significant portions of our sales to date have been, and continue to be, made through major consumer retail chains. We do not engage in long-term supply contracts with these major customers and it is therefore possible that any of our major customers could cease purchasing our products at any time. Any disruption in our relationships with one or more of these consumer retail chains, or any significant variance in the magnitude or the timing of orders from any one of these chains, may have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

OUR CONTINUED RELIANCE ON LIMITED SERVICE PROVIDERS FOR THE OUTSOURCED ASSEMBLY OF OUR PRODUCTS LEAVES US VULNERABLE TO LATE PRODUCT DELIVERY.

We outsource the assembly of our total cholesterol monitors to Servatron Inc. and/or Opto Circuits (India) Limited. We engage these companies, on an as-needed basis, under free-standing purchase orders to assemble our total cholesterol monitors. Any disruption in our relationship with such assemblers would likely have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

OUR RELATIVE INEXPERIENCE WITH ADVERTISING MAY DELAY THE GROWTH OF MARKET AWARENESS AND PENETRATION FOR OUR CURRENT PRODUCT.

As more extensively discussed elsewhere in this prospectus, we need substantial additional advertising to promote our cholesterol monitor and yet, we, as a company, have had limited experience with advertising due to our limited financial resources. There can be no assurance that our future advertising initiatives will be successful in building the necessary broad market awareness for our cholesterol monitor.

IF WE ARE UNSUCCESSFUL IN PROTECTING OUR PATENTS, LICENSES, TRADEMARKS AND TECHNOLOGIES, OR IF WE INFRINGE UPON THE RIGHTS OF OTHERS, WE COULD INCREASE COMPETITION AND EXPOSE OURSELVES TO CLAIMS FOR DAMAGES.

Our future success remains dependent upon our ability to obtain, maintain and enforce our materially important patents, licenses and trademarks, particularly those critical to our product image and the various technologies employed in our products. Although we remain actively engaged in protecting all such material assets, both in the U.S. and abroad, there can be no assurance that these assets will not be challenged by third parties, invalidated or designed around, or that they will provide protection that has ongoing commercial significance. It must also be noted that any related litigation will likely be costly and time-consuming and there can be no assurance of a favorable outcome. There can also be no assurance that our actions will not inadvertently infringe upon the proprietary rights of others, thereby subjecting us to remedial or punitive sanctions, or that we would be subsequently successful in procuring licensing rights on commercially reasonable terms. Any failure on our part to successfully protect these material assets, to avoid inadvertently infringing upon the proprietary rights of others, or to successfully obtain sought after patents, licenses or trademarks in the future, may have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

WE HAVE PLEDGED ALL OF OUR ASSETS AS SECURITY FOR THE REPAYMENT OF INDEBTEDNESS AND IN THE EVENT WE FAIL TO PAY OUR SECURED DEBT AND OUR ASSETS ARE FORECLOSED UPON, WE MAY HAVE INSUFFICIENT ASSETS TO PROVIDE FOR ANY PAYMENTS TO COMMON STOCKHOLDERS.

We have pledged all of our assets, including substantially all of our intellectual property, as security for borrowed funds in the current principal amount of $2,869,740. In the event we fail to pay the secured debt as and when due, the creditors will be entitled to foreclose on our assets to satisfy the indebtedness to them. In the event of foreclosure by secured debt holders, including upon our liquidation, the assets then remaining may be insufficient to permit any distributions to common stockholders, in which event stockholders would lose their entire investment in us.

WE EXPERIENCE COMPETITION FROM MANY PARTICIPANTS IN THE MEDICAL EQUIPMENT AND HOME TESTING MARKET AND OUR ABILITY TO COMPETE IN THE MARKETPLACE REMAINS UNCERTAIN.

We compete with firms that market inexpensive equivocal, non-instrument based, disposable cholesterol screening tests for the personal-use market as well as with firms that market more expensive quantitative, instrument-based, reusable diagnostic measuring devices, such as our cholesterol monitors, for the personal and professional-use markets. Equivocal, non-instrument-based, disposable cholesterol screening tests primarily are designed and engineered to indicate to a consumer user whether a high cholesterol situation exists, and if so, to provide a crude indication of its likely magnitude. If an elevated cholesterol level is indicated, the consumer is advised to timely consult a medical doctor who, in turn, will seek a precise measurement of the individual's total cholesterol from a quantitative, instrument-based, diagnostic device. Quantitative, instrument-based, reusable diagnostic measuring devices primarily are designed and engineered to provide clinically accurate measurements of one or more components within blood for making risk assessments related to one or more chronic diseases. These devices vary widely as to their scope, capabilities, ease-of-use and price. As our total cholesterol monitors are intended by us to be directly used by individuals and primary-care physicians, they may also be viewed as indirectly competing with the traditional patronization of medical laboratories for blood analysis services. Many of our existing and potential competitors have substantially greater financial, technical and other resources and larger, more established marketing, sales, distribution and service organizations than we do. Since the scope, capabilities, ease-of-use and price of screening tests and diagnostic devices vary widely, the perceptions and preferences of consumers and medical professionals may also vary widely. As such, there can be no assurance that our cholesterol monitors, as currently configured, packaged and marketed, will be able to successfully compete in the longer term with existing or future competing products or services.

GOVERNMENT REGULATION MAY DELAY OR PREVENT US FROM SUCCESSFULLY MARKETING OUR PRODUCTS.

We have previously obtained all federal and state regulatory clearances and approvals we believe applicable to our current line of total cholesterol monitors. However, many, if not all, of these clearances and approvals remain subject to continual review, particularly by the United States Food and Drug Administration. The subsequent claiming of jurisdiction by a federal or state regulatory agency to which we have not previously obtained regulatory clearances or approvals, or the subsequent discovery of an actual or perceived problem by us or a regulatory authority, could give rise to certain marketing restrictions or to a temporary or permanent withdrawal of one or more of our current products from the market. We also remain subject to regulatory oversight, particularly from the FDA, with respect to various other matters, including our manufacturing practices, record-keeping and reporting. For instance, the FDA requires the integration of their quality system into any facility it registers as a "medical device facility". This quality system requirement encompasses product development and manufacturing, customer service, incident reporting and labeling control. Our assembly facilities, as well as the assembly facilities of our outsourced assemblers, are registered with the FDA. As such, these assembly facilities, and the production processes employed within them, remain subject to the FDA's quality system requirement and ongoing periodic audits by the FDA. We believe that all of our current products, as well as all of our related marketing and assembly activities, including those of our assemblers, continue to comply in all material respects with all applicable federal and state regulations, however any failure by us or our agents to maintain material compliance with existing or future regulations will likely have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows. Additionally, while we do not envision the near-term submission of any potential future products for regulatory clearances or approvals, it must be noted that the process of obtaining regulatory clearances or approvals can be costly and time-consuming, and as such, there can be no assurance that any sought after regulatory clearances or approvals will be obtained. Also, while our marketing efforts for the foreseeable future will be primarily directed towards U.S. markets, we anticipate eventually pursuing overseas markets for which we understand regulatory clearances and approvals vary widely from country to country. Any longer-term failure by us to obtain sought after domestic or foreign regulatory clearances or approvals may have a material adverse impact on our longer-term business, and as a result, our results of operations, liquidity and cash flows.

ONGOING HEALTH CARE INITIATIVES MAY JEOPARDIZE THE DEMAND FOR OUR PRODUCTS, AS A RESULT OF WHICH, OUR REVENUES AND PROFITABILITY WILL SUFFER.

The uncertainty of health care reform may have a material impact upon our business. The income and profitability of medical device companies may be affected by the efforts of government and third party payers to contain or reduce the costs of health care through various means. In the United States, there have been, and we expect that there will continue to be, a number of federal, state and private proposals to control health care costs. These proposals may contain measures intended to control public and private spending on health care. If enacted, these proposals may result in a substantial restructuring of the health care delivery system. Any significant changes in the health care system could have a substantial impact over time on the manner in which we conduct our business and may have a material adverse impact on our business.

RECENT LEGISLATION DESIGNED TO PROTECT THE INTEGRITY AND CONFIDENTIALITY OF PATIENT MEDICAL RECORDS MAY INCREASE THE COSTS ASSOCIATED WITH DELIVERY OF OUR PRODUCTS AND, ACCORDINGLY, OUR PROFIT MARGINS MAY DECREASE.

Federal and state laws relating to confidentiality of patient medical records could limit the use of our product capability to store and utilize medical information. The Health Insurance Portability and Accountability Act of 1996, also known as HIPAA, mandates the adoption of national standards for transmission of certain types of medical information and the data elements used in such transmissions to insure the integrity and confidentiality of such information. The U.S. Secretary of Health and Human Services has promulgated regulations to protect the privacy of electronically transmitted or maintained, individually identifiable health information. We believe that our products will enable compliance with the regulations under HIPAA adopting standards for electronic healthcare transmissions. However, there can be no assurances that we will be able to comply with the regulations without altering our products and we may be required to incur additional expenses in order to comply with these requirements. Further, some state laws could restrict the ability to transfer patient information gathered from our product. Any such restrictions could decrease the value of our applications to our customers, which could have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

THE LACK OF MEDICARE OR OTHER THIRD-PARTY INSURANCE REIMBURSEMENT FOR OUR PRODUCTS MAY DECREASE THE DEMAND FOR OUR PRODUCTS AND ADVERSELY AFFECT SALES.

Currently, our products are not covered by the reimbursement policies of Medicare or other third-party insurers. There is no assurance that Medicare or other third-party insurers will ever provide reimbursement for home cholesterol monitoring by seniors or others. The lack of Medicare or other third-party insurance reimbursement for our cholesterol monitors may reduce the demand for our products, thereby adversely affecting our revenues.

AS A MEDICAL DEVICE MANUFACTURER, WE ARE PRONE TO PRODUCT LIABILITY CLAIMS AND IF A CLAIM AGAINST US EXCEEDS THE LIMITS OF OUR INSURANCE COVERAGE OR COVERAGE IS OTHERWISE DENIED, WE MAY BE FACED WITH A JUDGMENT THAT COULD JEOPARDIZE OUR EXISTENCE.

The marketing of medical diagnostic devices, such as our total cholesterol monitors, subjects us to the risk of product liability claims. Although we follow certain quality assurance policies and procedures in the procuring of components and assembling of our total cholesterol monitors, these precautions may not insulate us from liability claims. Moreover, while we maintain product liability insurance, this insurance is expensive and is subject to various exclusions and limitations. There can be no assurance that our policies and procedures will prevent us from being subjected to product liability claims or that the scope and amount of our in force liability insurance coverage will be sufficient to prevent a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Since October 31, 2003, our common shares have been traded on the Over-the-Counter Bulletin Board under the symbol "LFTC". From October 10, 2000 until October 30, 2003, our common shares were traded on the American Stock Exchange under the ticker symbol "KFL". As of April 11, 2005, we had approximately 8,100 stockholders of record.

The following table sets forth, for the fiscal quarters indicated, the high and low closing prices for our common stock as reported by the AMEX and, commencing October 31, 2003, by the Over-the-Counter Bulletin Board. Over-the-counter quotations reflect inter-dealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions.

                                                     HIGH               LOW
                                                     ----               ---
Fiscal 2005:
         First Quarter..........................     $0.04             $0.02
         Second Quarter.........................     $0.04             $0.02
         Third Quarter..........................     $0.04             $0.02

Fiscal 2004:
         First Quarter..........................     $0.26             $0.13
         Second Quarter.........................     $0.18             $0.10
         Third Quarter..........................     $0.13             $0.05
         Fourth Quarter.........................     $0.05             $0.03

Fiscal 2003:
         Fourth Quarter.........................     $0.31             $0.10

On May 5, 2005, the high and low prices for our common stock as reported by the Over-the-Counter Bulletin Board were $0.019 and $0.018, respectively.

DIVIDEND POLICY
Our Board of Directors has not declared or paid any cash dividends since our inception. As the Board of Directors' current policy is to retain any and all


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

earnings to fund our ongoing operations and growth, it does not anticipate declaring or paying any cash dividends for the foreseeable future. We are currently restricted under Nevada corporate law from declaring any cash dividends due to our current working capital and stockholders' deficits. We have never paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future because:

         o        we have experienced losses since inception;
         o        we have significant capital requirements in the future; and
         o we presently intend to retain future earnings, if any, to finance the expansion of our business.

Future dividend policy will depend on:

         o        our earnings, if any;
         o        capital requirements;
         o        expansion plans;
         o        financial condition; and
         o        other relevant factors.

The resale of our securities not covered in this prospectus is subject to Rule
144. Under Rule 144, if certain conditions are satisfied, a person (including any of our affiliates) who has beneficially owned restricted shares of common stock for at least one year is entitled to sell within any three-month period a number of shares up to the greater of 1% of the total number of outstanding shares of common stock, or if the common stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of ours for at least three months immediately preceding the sale, and who has beneficially owned the shares of common stock for at least two years, is entitled to sell the shares under Rule 144 without regard to any of the volume limitations described above. As of the date of this prospectus, approximately 3,500,000 shares of our common stock are eligible for resale under Rule 144. An additional 59,600,000 common shares not covered by a current registration statement have been reserved subject to issuance upon conversion of convertible notes payable and, upon issuance, will be eligible for resale under Rule 144.

The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Currently, our common stock is a "penny stock". A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of these securities. In addition he must receive the purchaser's written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our securities, and may negatively affect the ability of holders of shares of our common stock to resell them.

                           FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that generally can be identified by the use of words such as "believe," "expect," "should," intend," "may," "anticipate," "likely," "contingent," "could," "estimate," or other future-oriented statements. Forward-looking statements include, but are not limited to, statements regarding our business plans, strategies and objectives, and, in particular, statements referring to our expectations regarding our ability to continue as a going concern, generate increased market awareness of, and demand for, our current products, realize improved gross margins, and timely obtain required financing. Forward-looking statements involve risks and uncertainties that could cause actual results to differ from anticipated results. Forward-looking statements are based on our current expectations and what we believe are reasonable assumptions given our knowledge of the markets; however, our actual performance, results and achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Factors, within and beyond our control, that could cause or contribute to such differences include, among others, those described elsewhere in this prospectus under the caption "Risk Factors". Readers are urged to carefully review and consider the various disclosures made by us in this prospectus.

                                    BUSINESS

AN INTRODUCTION
We market a proprietary over-the-counter, total cholesterol-monitoring device for at-home use by both health-conscious and at-risk consumers ("our cholesterol monitor"). Our cholesterol monitor enables an individual, through regular at-home monitoring of their total cholesterol level, to continually assess their susceptibility to developing cardiovascular disease, the single largest cause of premature death and permanent disability among adult men and women in the United States of America ("U.S.").

Once an individual is diagnosed with an elevated total cholesterol level, our cholesterol monitor enables an individual to readily ascertain and track certain collective benefits being derived from diet modification, an exercise regimen and drug therapy. By doing so, we believe that an individual's long-term adherence to an effective cholesterol-lowering program is reinforced.

We introduced our current consumer cholesterol monitor to the retail marketplace in October 2002. It is the successor to a cholesterol monitor that we first introduced in January 2001.

Our current base of customers primarily consists of national and regional drug store chains, and, to a lesser extent, pharmacy-featuring grocery store chains, specialty catalog and internet-based direct marketers and independent pharmacies. To date, our ability to conduct significant marketing activities critical to building broad market awareness of our cholesterol monitor has been limited due to financial constraints. However, during our fiscal year ended June 30, 2004 we were successful in obtaining a portion of the long-term financing we sought to allow us to begin conducting marketing programs. We continue to require additional long-term financing to allow us to continue conducting marketing activities.

CHOLESTEROL MONITOR
Our cholesterol monitor has a suggested retail price of $119.95, but is routinely offered by certain of our more prominent retail store chain customers at a price below the psychologically important $100.00 price point for many consumers.

Our cholesterol monitor:
     o Provides a quantified total cholesterol reading from a single drop of blood within three minutes without any prior fasting,
     o Meets the measurement precision guidelines set forth by the National Cholesterol Education Program ("NCEP"), a government agency created under the auspices of the National Heart, Lung and Blood Institute (NHLBI) to contribute to reducing illness and death from coronary heart disease by reducing the percent of Americans with high blood cholesterol,
     o Classifies individual test results using the NCEP's recommended and defined risk categories of "desirable," "borderline" and "high" for total cholesterol in adults, resulting in ease of use and understanding by consumers,
     o    Utilizes inexpensive, disposable dry-chemistry test strips,
     o Computes an individual's rolling average total cholesterol level based on their six most recent test results,
     o Allows for the secure storage, via encryption, of up to 200 chronologically-dated test results onto an optional smart card, which is inserted into an existing slot on the monitor, for subsequent retrieval and longer-term trend analysis,
     o Is compact, lightweight and portable with dimensions of approximately 5.50" x 4.00" x 1.75" and a weight of approximately one pound,
     o Is warranted for one year from defects in materials or workmanship, and
     o Incorporates our Health Risk Assessment (HRA), which displays a full Health Risk Assessment after taking a three-minute total cholesterol test and inputting eight additional risk factors including gender, age, height, weight, diabetic status, smoker/non-smoker, systolic and diastolic blood pressure, and HDL break-out from a recent lipid profile.

Our "Plus-Edition" Cholesterol Monitor, which has a suggested retail price of $129.95, includes a cholesterol monitor, a Data Concern" Personal Health Card(R), a CD-ROM software program, a serial cable and an extended three-year warranty. By connecting our cholesterol monitor to a personal computer via the serial cable and installing our software, an individual can compute a longer-term rolling average of their historical test results and convert such into detailed, easy-to-understand printable charts. We believe that these value-added analytical features enable an individual to more readily ascertain and track the collective benefits being derived over an extended period of time from diet modification, an exercise regimen and drug therapy, thereby further reinforcing their ongoing adherence to an effective cholesterol-lowering program.

RELATED SUPPLIES AND ACCESSORIES
We offer the following supplies and accessories for use with our cholesterol monitor:

     o TEST KIT REFILLS. Our test kit refills, which include six individually packaged test packets, have a suggested retail price of $19.95. Each single-use, disposable testing packet contains a dry-chemistry total cholesterol test strip, a sterile lancet, an alcohol swab, and a band-aid.

     o "DATA CONCERN" PERSONAL HEALTH CARD(R). Our "Data Concern" Personal Health Card(R) is individually packaged and has a suggested retail price of $19.95. The Personal Health Card(R) stores up to 200 cholesterol test results for subsequent retrieval and longer-term trend analysis.

CONSUMER MARKETPLACE
The American Heart Association ("AHA"), as well as the National Heart, Lung and Blood Institute's ("NHLBI") renowned Framingham Heart Study ("FHS"), have identified elevated total cholesterol as a primary contributor to coronary heart disease ("CHD") and other forms of cardiovascular disease ("CVD"). In its "Heart Disease and Stroke Statistics -2005 Update," the AHA estimates the following for U.S. adults based on the most recent available data:
     o    CHD is the single largest killer of American men and women,
     o 38 million adults have "high" total cholesterol levels (240 + milligrams per deciliter),
     o 69 million adults have "borderline-high" total cholesterol levels (200 to 239 milligrams per deciliter),
     o 50% of the men and 64% of the women who die suddenly from CHD had no previous symptoms,
     o The lifetime risk of developing CHD after age 40 is 49% for men and 32% for women,
     o    700,000 adults are expected to have a new coronary attack during 2005,
     o 500,000 adults are expected to have a recurrent coronary attack during 2005,
     o $142.1 billion of CHD-related annual costs (including lost productivity and morbidity) are expected in 2005.

Additionally, the NHLBI established the National Cholesterol Education Program ("NCEP") in 1985 to educate consumers and medical professionals about the importance of knowing one's cholesterol level and to establish guidelines for the detection, evaluation and treatment of elevated cholesterol in adults. The NCEP recommends that all adults obtain a complete lipoprotein profile (i.e., total cholesterol, LDL or "bad" cholesterol, HDL or "good" cholesterol and triglycerides), which typically is obtained through a general physician, at least once every five years. Once an individual is diagnosed with elevated total cholesterol and prescribed a cholesterol-lowering drug, the NCEP recommends periodic testing of one's cholesterol, including the HDL, LDL and triglyceride components of total cholesterol. Our cholesterol monitor does not measure these individual components of a complete lipoprotein profile, and is not intended as a substitute for either five-year or periodic testing by or at the direction of a physician. Rather our monitor (a) measures total cholesterol levels, which the NCEP states, based upon studies, has proven to be a good indicator of LDL cholesterol levels and (b) allows patients to be involved in their care through self-monitoring, to improve adherence to their cholesterol lowering program as prescribed by a physician. Studies have shown that home testing devices can be a powerful method for encouraging adherence. Our cholesterol monitor is a home testing device that can be utilized by patients to self-monitor cholesterol levels, and thereby improve adherence to their cholesterol-lowering programs.

SALES AND MARKETING EFFORTS
Our ability to conduct significant marketing activities critical to building broad market awareness of our cholesterol monitor has historically been severely limited due to financial constraints. As a result, prior to fiscal 2004, our marketing efforts were limited to using our current base of critical employees to sustain, cultivate and build upon our existing relationships with national and regional drug and pharmacy-featuring retail store chains, and, to a lesser extent, specialty catalog and internet-based direct marketers and independent pharmacies. During fiscal 2003, our specific marketing activities principally consisted of periodically participating in cooperative advertising campaigns with certain of our existing retail customers, providing device brochures and discount coupons to pharmacies for subsequent distribution to their customers, occasionally participating in trade shows, and conducting telephonic and in-person presentations to certain potential customers. In September 2003, we secured a portion of the long-term financing we sought to enable us to move forward with our marketing plan and, in October 2003 we began a targeted radio advertising campaign. In February 2004, we secured additional financing allowing us to continue implementing our targeted radio advertising campaign. Due to cash flow constraints we ceased placing media ads in mid-September 2004, and have been advised by the advertising agent that our outstanding obligation for the advertising campaign is $300,000, which has been recorded as a liability on our consolidated financial statements. Also in January 2005, we began a limited television marketing campaign. Any future marketing campaigns will be highly dependent upon our ability to obtain additional financing.

We recently developed a continuing education program, which was introduced in the first quarter of fiscal 2005. The purpose of the continuing education program is to broaden awareness and educate pharmacists on the benefits of our product. In addition, we developed a consumer point-of-sale awareness program for those patients purchasing certain cholesterol-lowering prescriptions at a major retailer, which began in May 2004. Finally, we have attempted to promote our corporate web sites (www.lifestreamtech.com, www.knowitforlife.com and www.testyourcholesterol.com) where we provide, among other things, educational information regarding cholesterol, online ordering of products and a retail store locator. The information on our websites is not incorporated into this prospectus.

We continue to pursue further penetration into the U.S. retail marketplace with our cholesterol monitor by establishing additional relationships with similar retail organizations. Over the long term, we aspire to add high-volume, mass-merchandising retail chains in the United States and Canada. Currently we also sell our professional cholesterol monitor to one customer in the United Kingdom under the European Community's ("EC") directive for IVDD devices whereby we provide a self-certification declaration of conformance attesting to our quality control procedures meeting the standards of the EC's ISO 9001 standards. Our sales outside of the United States approximate $25,000 per fiscal year for which we conduct no marketing activities.

SALES CONCENTRATIONS WITH MAJOR CUSTOMERS
Our past sales have been, and we currently expect that our sales for the foreseeable future will be, dependent upon a few major customers. CVS Distribution, Eckerd Corporation and Rite Aid accounted for 21%, 12%, and 10%, respectively, of our consolidated sales during fiscal 2004. Rite Aid, CVS Distribution, and Eckerd accounted for 24%, 23%, and 7%, respectively, of our consolidated sales during fiscal 2003. We do not engage in long-term supply contracts with these major customers and it is therefore possible that any of our major customers could cease purchasing our products at any time, which would have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows. During the first quarter of fiscal 2005, we contacted Rite Aid regarding non-payment of certain invoices due to us and were notified that Rite Aid did not intend to pay the invoices until their in-house inventory levels of our products reduced. We ceased any future shipments to Rite Aid, as they had continued to reorder our products. Upon further discussions with Rite Aid we ceased our supply relationship. We have fully reserved for all remaining unpaid invoices due from Rite Aid as of December 31, 2004.

In January 2004, a home shopping network began selling our products on their television program. We do not compensate the network to have our products featured on their television series, rather, we sell product to the home shopping network, for resale. Sales to the home shopping netowrk are initiated by the customer on an individual purchase order basis, and the products may be featured on their program fully at their discretion. These sales are subject to customary sales terms, and do not require us to repurchase products not resold by the home shopping network. Although our sales to this customer were less than 3% of our total sales during the fiscal year ended June 30, 2004, current trends suggest that sales to this customer are increasing as a percentage of our total sales, however, there is no assurance that sales to this customer will continue at the current rate, or at all.

We primarily attribute our historical sales concentrations to our limited revenue base, our focus on establishing relationships with national and regional drug and pharmacy-featuring grocery store and retail chains, and our inability, given financial constraints, to conduct ongoing marketing activities critical to the establishment of a broad retail customer base. See "Management's Discussion and Analysis or Plan of Operation - Consolidated Results of Operations", "- Consolidated Liquidity and Capital Resources" and "- Risks and Uncertainties" for further details.

PRINCIPAL VENDORS AND RELATED ASSEMBLY, PACKAGING AND DISTRIBUTION OPERATIONS

Our current principal vendors are as follows:

     o ROCHE DIAGNOSTICS GMBH. We are party to a licensing and manufacturing agreement with Roche Diagnostics GmbH (Roche) of Mannheim, Germany. The initial term of the agreement expired on December 31, 2004, however, absent default by either party, the agreement automatically renews for additional one year terms unless either party gives 12 months written notice of termination. Neither party has given written notice of termination as of the date of this prospectus and, accordingly, on December 31, 2004, the agreement automatically renewed for an additional one year term. However, negotiations are ongoing regarding renewal of the agreement. Under the agreement, we procure the following:

          Disposable, Dry-Chemistry Test Strips. Our agreement with Roche currently grants us the exclusive right to market and distribute its proprietary test strips in the U.S. We are required to purchase our supply of dry-chemistry test strips utilized in our cholesterol monitors exclusively from Roche. As we did not meet the calendar 2002 minimum sales threshold set forth in the agreement, Roche began prospectively assessing us a 10% price surcharge on purchases in exchange for agreeing to maintain our U.S. exclusivity. This surcharge was based on our revised sales forecasts for the duration of the agreement.

          Optics Technology. Our agreement with Roche licenses us its proprietary optics technology, which we utilized in our predecessor cholesterol monitor in exchange for an agreed-upon royalty per device sold. However, we recognized no royalty obligation on sales of our current consumer device, which we began selling in October 2002, as we viewed the re-engineered optics technology used in this device as being proprietary to us, and not Roche. In May 2003, Roche asserted in a letter to us that the subject optics technology was, in their opinion, still subject to royalties under our agreement. Given our continuing material dependency on Roche for its test strips and in order to avoid jeopardizing such relationship, we responded in July 2003 with a letter proposing a substantially lower royalty on each device sold. Negotiations are currently ongoing and we have recorded a liability in the amount of $257,535, representing the amount invoiced by Roche, excluding interest, which is the maximum amount we currently believe is necessary to resolve this matter based on the latest negotiations. We believe that any incremental royalty obligation resulting from these negotiations would not be material to our consolidated financial statements.

     o SERVATRON INC. Our cholesterol monitor and related calibration keys are being assembled, on an individual purchase order basis, by Servatron Inc. in Spokane, Washington.

     o OPTO CIRCUITS (INDIA) LIMITED. In October 2003, we began outsourcing a portion of our cholesterol monitor assembly, on an individual purchase order basis, to Opto Circuits (India) Limited in Bangalor, India.

Although we are susceptible to short-term disruptions that could materially adversely impact our business, financial condition, results of operations and cash flows, we believe that the services currently procured from Servatron and Opto Circuits could be obtained from a number of companies available to us in the marketplace. We also believe there is a suitable replacement to Roche's dry-chemistry total cholesterol test strip currently available to us in the marketplace, however we are precluded from procuring test strips from any other source through December 2005 due to our current agreement with Roche. Should we ever lose our U.S. exclusivity for Roche's total cholesterol dry-chemistry test strips, our cholesterol monitor could become subject to more direct competition, including potential direct competition from Roche itself.

Our facilities, as well as the applicable facilities of Servatron, Opto Circuits and Roche, meet the FDA's Quality System Requirement. All assembled and individually packaged monitors and bulk packaged calibration keys from Servatron and Opto Circuits, as well as all bulk packaged test strips from Roche, are transferred from their respective facilities to our facility in Post Falls, Idaho for random quality assurance audits, warehousing, and shipping to customers. We believe that our production facilities and capabilities, as well as those of Servatron, Opto Circuits and Roche, will be sufficient through at least fiscal 2005. We have utilized, and plan to continue to utilize, common carriers for all of our product shipping needs.

PRODUCT RESEARCH AND DEVELOPMENT
We incurred product research and development expenses of $57,510 and $296,963 in fiscal 2004 and 2003, respectively, principally in connection with the re-engineering activities associated with developing and refining our current cholesterol monitor. As these activities were substantially completed as of our fiscal 2003 second quarter ended December 31, 2002, we have subsequently incurred, and currently expect to continue to incur, nominal product research and development expenditures for the foreseeable future.

In view of financial constraints, we have suspended active development, manufacturing and marketing efforts relating to products other than our cholesterol monitors and related products and accessories. Such product initiatives primarily related to the development of our professional cholesterol monitor and a software product called Privalink that was intended to enable interconnectivity between various medical diagnostic devices and the consolidated secured storage, via encryption, of related test results and other personal and health-related data onto a smart card and via the internet into a remotely maintained and password accessible database. We will continue to fill any dry-chemistry test strip orders passively received for our professional devices on an ongoing basis, as these strips are the same strips utilized by our cholesterol monitor. As our future financial condition permits, we will consider whether the recommencement of activities relating to other product development is warranted.

INTELLECTUAL PROPERTY RIGHTS
We are dedicated to obtaining, maintaining and enforcing the intellectual property rights covering our corporate image and proprietary technology, both in the U.S. and abroad. Accordingly, we are actively engaged in creating and protecting our copyright, trademark, patent, and trade secret assets.

We own various copyright registrations primarily related to the software used by our current and predecessor cholesterol monitors and our "Data Concern" Personal

Health Smart Card. We own various U.S. trademark registrations primarily related to the "Lifestream" names and logo designs, as well as the trade names of our various products such as "Cholestron", "The Data Concern", and "Personal Health Card". We also own pending U.S. trademark applications for the following trademarks: Lifestream, Lifestream Technologies (and logo design), Know It for Life, Privalink, Personal Data Key, Personal Document Key, Personal Financial Key, and Personal Health Key. Although we believe that all of these marks are entitled to registration on the Principal Register, the outcome of the application process for trademark registration cannot be predicted with certainty.

We own the following material U.S. patents:
     o U.S. Patent No. D437,057 which claims the ornamental appearance of our discontinued professional device. The term of this patent is fourteen years expiring on January 30, 2015.
     o U.S. Patent No. D459,811 which claims the ornamental appearance of our predecessor consumer device. The term of this patent is fourteen years expiring on July 2, 2016.
     o U.S. Patent No. 5,135,716 which claims HDL test strip technology. The HDL test strip technology is not the same test strip as is used in our current cholesterol monitor. The total test strip used in our current cholesterol monitor is proprietary to Roche and is supplied to us through our distribution agreement with Roche. The term of this patent is twenty years expiring on August 4, 2012. In November 2004, we settled a lawsuit relating to this patent, and in connection with the settlement, we granted the defendant a license to utilize this patent.
     o U.S. Patent No. 6,602,469 which claims aspects of our current consumer device and operational aspects of our discontinued professional device, including the display of the user's cardiac age based on the test result and diagnostic information entered directly into the device, such as the user's age, weight, personal history of heart disease, family history of heart disease and other relevant factors. This patent also covers a test strip validation technique that allows the device to activate only for authorized test strips used prior to the test strip's expiration date. In addition, the patent covers the secure network-based health assessment and medical records maintenance system that receives medical information from the health monitoring and diagnostic device and stores the information in a secure medical records maintenance system. The term of this patent is twenty years expiring on August 5, 2023.

We also own several United States divisional patent applications claiming additional inventions disclosed in the application that matured into U.S. Patent No. 6,602,469. This patent is the subject of an Intellectual Property and Capital Interest Agreement more fully discussed elsewhere in this prospectus under "Business - Secured Interactive Technologies, Inc."

In addition, we also have intentional patent applications pending in Canada and the European Patent Office.

SECURED INTERACTIVE TECHNOLOGIES, INC.
Our subsidiary, Secured Interactive Technologies, Inc., is the owner of a patent and related technology covering secured data acquisition, transmission, storage and analysis systems.. For financial reasons, this patent has not matured into revenue-producing technology and we do not currently have the resources to develop this technology.

Effective February 1, 2005, we entered into an Intellectual Property and Capital Interest Agreement ("Agreement") with an unrelated third party, which provides for the future assignment of certain of these patent applications to the purchaser. Once the purchaser completes its first round of financing, the intellectual property will be transferred to the purchaser and, we will receive as consideration, convertible preferred stock of the purchaser, representing a 49% equity ownership. Upon completion of the purchaser's second round of financing, a portion of our preferred ownership in the purchaser will convert into common shares of the purchaser and we will become obligated to reduce our equity ownership in the purchaser to 30% through sales of our preferred stock in the purchaser to one or more as yet unidentified third parties. Such sales, if made, will result in an infusion of cash into Lifestream, the amount of which cannot be determined at this time. If the purchaser is unable to complete its first round of financing by July 31, 2005, the Agreement will automatically terminate unless extended by both parties. In connection with the assignment, we agreed to allow our president and chief executive officer, Christopher Maus, to assist the purchaser in the initial phases of product development and rollout. On March 1, 2005, Mr. Maus entered into an employment agreement with the purchaser whereby Mr. Maus will serve as Chairman of the Board and consultant to the purchaser for a period of two years ending March 1, 2007. In return for these services Mr. Maus will receive annual compensation of $100,000 and a 10-year option to purchase up to 500,000 common shares of the purchaser, exercisable at $0.001 per share and vesting periodically upon reaching certain milestones as defined in the agreement.

Mr. Maus and Lifestream believe that Mr. Maus will continue to devote the majority of his time to Lifestream, and no adjustment is being made in Mr. Maus' compensation that he is currently receiving from us, for which Mr. Maus had previously accepted a reduction in his compensation program from us.

See "Business -Corporate History" for further details regarding our past products and product initiatives.

COMPETITION
We currently compete, directly or indirectly, with the following products and representative firms:

     o EQUIVOCAL, NON-INSTRUMENT-BASED, SINGLE-USE, DISPOSABLE TOTAL CHOLESTEROL SCREENING TESTS. These inexpensive screening tests, which are marketed to consumers and medical professionals, employ very basic color metric technology. An individual, usually without any significant advance preparation such as fasting, deposits one or more drops of blood onto a test card, waits several minutes and then visually interprets the resulting color card reaction to an accompanying table that broadly converts various color shades into approximate levels of total cholesterol. If an elevated total cholesterol level is indicated, the accompanying instructions typically advise the individual to timely consult a medical doctor.

     o QUANTITATIVE, INSTRUMENT-BASED, REUSABLE DIAGNOSTIC MEASURING DEVICES. These diagnostic measuring devices vary widely as to their scope, capabilities and ease-of-use and are marketed to either consumers or medical professionals. Prices range from approximately one hundred dollars for basic cholesterol monitors, such as ours, to several thousand dollars for more sophisticated devices, such as bench-top analyzers for high-volume laboratories. Basic devices typically require little or no advance preparation (e.g. fasting, etc.) and utilize a single blood drop deposited onto a disposable, single-use, dry chemistry test strip that is formulated for the specific blood component being measured. Certain devices, such as ours, are currently dedicated to measuring a single blood component while others are capable of measuring a number of individual blood components through separately conducted tests. More sophisticated devices typically require prior fasting and utilize a vile of blood deposited into a test cassette for the simultaneous measurement of multiple blood components. All such devices are designed and engineered to provide clinically accurate quantified measurements within several minutes. Firms marketing basic devices would include, but not necessary are limited to, us and Polymer Technology Systems, Inc. ("Polymer"). Firms marketing more sophisticated devices would include, but not necessary are limited to, Cholestech Corp.

We continue to emphasize the procurement of shelf space among national and regional drug and pharmacy-featuring grocery store chains. To a significantly lesser extent, we seek a retail presence with specialty catalog and internet-based direct marketers and independent pharmacies. Over the longer term, we aspire to add high-volume, mass-merchandising retail chains.

Within the consumer retail store chains and specialty catalog-based direct marketers that currently carry our cholesterol monitor, we have experienced some indirect competition from screening tests, but little, if any, direct competition from measuring devices. With respect to consumer retail store chains that currently do not carry our cholesterol monitor and with which we aspire to ultimately establish a vendor relationship, the competitive presence appears at this time to be substantially the same. In the internet-based, e-commerce marketplace, we have continued to primarily note the direct competitive presence of Polymer's devices.

Based on our current knowledge of potentially competitive products in the consumer marketplace, Polymer's CardioChek Analyzer is our primary competitor. The CardioCheck Analyzer is capable of simultaneous measuring, and providing individually quantified measures of, total cholesterol, HDL cholesterol, LDL cholesterol and triglycerides from a single drop of blood deposited onto a lipid-panel. Polymer additionally represents that its CardioChek Analyzer contains updated analysis software, that is upgradeable to support future dry-chemistry test strips under development, is more user-friendly to operate, and is more trouble-free, including being more tolerant of operator errors. The CardioChek appears to have a suggested retail price of $169.95.

We believe that our primary competitive advantage at this time is the retail shelf space presence that we have obtained with certain leading national drug and pharmacy-featuring grocery store chains. We believe, although there can be no assurance of such, that these retailers will be reluctant for the foreseeable future to carry a directly competing device given that the market for consumer cholesterol devices is still in its early formative stages. From a device standpoint, we currently believe that the primary competitive advantages of our cholesterol monitor at this time, as compared to Polymer's devices, are that, for an individual who is merely concerned with obtaining a clinically accurate quantified measurement of their total cholesterol level, it has a lower suggested retail price, often being promoted by certain of our more prominent existing retail chain customers below the psychological important one hundred dollar price point, and has superior historical test storage capabilities. However, to the extent that an individual is interested in additionally obtaining quantified measurements of total cholesterol's sub-components or other blood components, we currently are at a technological disadvantage.

Many of the firms that we currently directly or indirectly compete against in the consumer marketplace have substantially greater financial, technical, research and other resources, and larger, more established marketing, sales, distribution and service organizations, than we do. As such, there can be no assurance that we will be able to maintain our competitive position in the future.

GOVERNMENTAL REGULATORY ENVIRONMENT
Our developing and marketing of total cholesterol monitoring devices subjects us to the oversight of the United States Food and Drug Administration (FDA) and similar governmental regulatory agencies abroad. The FDA Act provides for comprehensive regulation of all stages of development, manufacturing, distribution and promotion of "medical devices" in the U.S. Products intended for use in the collection, preparation, and examination of specimens taken from the human body, such as our cholesterol monitor, are considered a subcategory of "medical devices." The same regulations apply to consumer diagnostic medical devices as apply to professional diagnostic medical devices.

There are two primary routes by which to bring a medical device to market in the
U.S.: the Pre-Market Approval Application and the 510(k) Pre-Market Notification. The Pre-Market Approval Application requires a comprehensive review of specified pre-clinical and clinical data, which results in a finding as to whether a device is safe and effective for its designated use. The 510(k) Notification permits marketing upon a demonstration to the FDA's satisfaction that the device is substantially equivalent to an approved device already in commercial distribution. Generally, the clearance process can require extended periods of testing, both prior to and after submissions to the FDA. FDA review of submissions by a company can entail significant amounts of time and money. There can be no assurance that the FDA or any similar governmental regulatory agency abroad will grant market clearance for any particular medical device.

The FDA uses a classification system, i.e., Class I, II or III, to determine the level of regulation a product will require and the approval process that applies to the device. The classification system is based on the "potential risk to the user" with Class I being "low risk," Class II being "moderate risk" and Class III being "high risk." Because all new products to the marketplace after 1976 are automatically classified as Class III devices (unless otherwise reclassified by the FDA) in any 510(k) Notification, the applicant must, among other things, demonstrate that the product to be marketed is "substantially equivalent" to another legally marketed device in performance, design, safety and intended use to avoid the more rigorous approval process associated with Class III devices.

The FDA also requires the integration of their quality system into any facility it registers as a "medical device facility". The quality system requirement encompasses product development and manufacturing, customer service, incident reporting and labeling control. Our facilities, as well as the applicable facilities of Servatron, Opto Circuits and Roche, are registered with the FDA and meet the quality system requirements.

In October 1998, we received the FDA's order of "substantial equivalence" to Boehringer Mannheim's Accu-Trend Instant Plus home diabetes test, a Class II instrument already in commercial distribution and received market clearance of our professional cholesterol monitor.

In February 1999, the Centers for Disease Control and Prevention, or CDC, granted our professional monitor for adults a waiver from the requirements of the Clinical Lab Improvement Amendments of 1988, or CLIA. A waiver of the Amendments is granted by the CDC to products that meet strict ease-of-use, accuracy and precision guidelines. The significance of the Amendment-waiver was that it allowed us to market our professional monitor for adults to healthcare professionals in medical clinics, hospitals, pharmacies and other settings without meeting extensive CDC regulatory requirements.

In February 2000, we submitted 510(k) Notification for our consumer cholesterol monitor and received the FDA's market clearance for such device on July 25, 2000.

In March 2000, the American Medical Association granted a revision to their Conventional Procedural Code to include a total cholesterol finger stick test, regardless of the instrument type or sample collection. This revision was granted on the basis of our submission to the Association's Conventional Procedural Code Editorial Panel proving widespread use and medical utility. As a result, a total cholesterol test performed with our device is cleared for public and private health plan reimbursements under the Conventional Procedural Code coding system.

All products manufactured or distributed by us pursuant to FDA clearances or approvals remain subject to pervasive and continuing regulation by the FDA and certain state agencies, including record keeping requirements and reporting of adverse experience with the use of the device. In addition, labeling and promotional activities remain subject to scrutiny by the FDA.

Currently, our products are not covered by the reimbursement policies of Medicare or other third-party insurers. There can be no assurance that Medicare or other third-party insurers will ever provide reimbursement for home cholesterol monitoring by seniors or others. The lack of Medicare or other third-party insurance reimbursement for our cholesterol monitors may reduce the demand for our products, thereby adversely affecting our revenues.

We have no material environmental compliance requirements and we have not incurred any material costs in connection with such.

CORPORATE HISTORY

1989 Lifestream Development Partners was organized by two investors as a general partnership for the purpose of developing a total cholesterol measuring device.

June 1992             The principals of Lifestream Development Partners
                      organized Lifestream Diagnostics, Inc. as a Nevada corporation.

August 1992           Lifestream Development Partners transferred its net assets to Lifestream Diagnostics in exchange for common shares.

February 1994         Lifestream Diagnostics completed a plan of legal
                      reorganization to become a public company whereby it executed an exchange agreement with, and became a subsidiary of, an inactive public shell company incorporated in Nevada. Concurrent with this reorganization, the public shell company adopted our current name, Lifestream Technologies, Inc., and our common shares began trading on the Over-The-Counter
                      Bulletin Board Market under the ticker symbol "LFST."

June 1996             We acquired an initial 20% ownership interest in Secured
                      Interactive Technologies, Inc. with whom we had previously established a development alliance to jointly create and promote a software technology.

January 1999          We introduced our professional total cholesterol
                      monitoring device for adults to the medical community, commenced limited revenue-generating operations related thereto and ceased being a development-stage company.
                      However, shortly thereafter, we elected to redirect our limited operating and financial resources into the development of an over-the-counter, total cholesterol monitoring device for at-home use by adult consumers, for which we envisioned, and continue to envision, substantially greater revenue potential over the longer term.

September 1999        We acquired the remaining 80% ownership interest in
                      Secured Interactive by effectuating a merger whereby all of the remaining outstanding common shares of Secured
                      Interactive were exchanged for shares of our common stock.

July 2000             We received the over-the-counter market clearance from the
                      FDA for our consumer cholesterol monitor thereby allowing us to proceed with related production and marketing.

October 2000          Our common shares began trading on the American Stock
                      Exchange under the ticker symbol "KFL."

October 2003          Our common shares ceased trading on the American Stock
                      Exchange and began trading on the Over-the-Counter
                      Bulletin Board under the symbol "LFTC".

December 2003         Following receipt of approval from our stockholders, we
                      increased the number of shares of common stock we are authorized to issue to 250 million shares.

April 2004            Following receipt of approval from our stockholders, we
                      increased the number of shares of common stock we are authorized to issue to 750 million shares.

EMPLOYEES
Our full-time employees at December 31, 2004 and 2003, distributed among our functional areas, were as follows:

                                                       DECEMBER 31, 2004         DECEMBER 31, 2003
                                                       -----------------         -----------------
  Administration and Finance.......................            7                         10 *
  Product Assembly, Testing and Packaging..........            8                          8 **
  Sales, Marketing and Customer Service............            2                          2
  Information Technical Services...................            1                          1
                                                       -----------------         -----------------
      Total Employees..............................           18                         21
                                                       -----------------         -----------------

----------

*  Includes 1 part-time employee
** Includes 2 part-time employees

We currently engage our former Chief Information Technology on an as-needed consulting basis.

None of our employees currently are parties to collective bargaining agreements. We consider our employee relations overall to be satisfactory. See "Risks and Uncertainties - We Are Dependent Upon Our Key Management Personnel", for details regarding our continuing dependency on key management personnel.

We currently do not have, nor do we anticipate making, any investments in real estate or related securities within the foreseeable future.

We believe our properties are in good condition, well-maintained and generally suitable and adequate to carry on our business. We also believe that we maintain sufficient insurance coverage on all of our real and personal property.

LEGAL PROCEEDINGS
We, including our subsidiaries, are periodically involved in incidental litigation and administrative proceedings primarily arising in the normal course of our business. In our opinion, our gross liability, if any, and without any consideration given to the availability of indemnification or insurance coverage, under any pending or existing incidental litigation or administrative proceedings would not materially affect our financial position, results of operations or cash flows.

                                   PROPERTIES

All of our operations continue to be located in modern leased premises within the Riverbend Commerce Park in Post Falls, Idaho, with the address of our administrative corporate offices being 510 Clearwater Loop, Suite 101, Post Falls, Idaho 83854. During fiscal 2003 we decreased the number of square feet leased from 19,019 to 13,856. We currently operate under two separate leases including 7,465 square feet of assembly, testing, packaging, warehousing and shipping space, which expires October 31, 2005, and 6,391 of office space, which expires May 31, 2005. We believe that suitable alternative lease space is readily available to us at similar lease rates in proximity to our current location should such become necessary or desirable.

We believe that our current physical facilities will be sufficient, absent any unforeseen significant sales increase, to accommodate all of our business needs through at least fiscal 2005.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW
We market a proprietary over-the-counter, total cholesterol monitoring device for at-home use by both health-conscious and at-risk consumers ("our cholesterol monitor"). Our cholesterol monitor enables an individual, through regular at-home monitoring of their total cholesterol level, to continually assess their susceptibility to developing cardiovascular disease, the single largest cause of premature death and permanent disability among adult men and women in the United States of America ("U.S.").

Our revenue is derived from the sale of our cholesterol monitors, as well as sales of the dry-chemistry test strips utilized in performing a total cholesterol test with our cholesterol monitors. Our current base of customers primarily consists of national and regional drug store chains, and, to a lesser extent, pharmacy-featuring grocery store chains, specialty catalog and internet-based direct marketers and independent pharmacies.

During the first half of fiscal 2005 we were successful in the following areas:
     o Increased our net revenue 17% over the same period of the prior year while maintaining personnel levels and decreasing administrative costs;
     o Our product was featured on a national home shopping network with our product being the best selling product in its category for the 24 hour period in which it was presented (See Business - Sales Concentrations with Major Customers);
     o Continued to implement our targeted radio advertising campaign through the middle of September, at which time all media ads were ceased due to cash flow constraints;
     o Developed a commercial for television broadcasting on a test basis beginning in January 2005;
     o Continued to support a large pharmaceutical company in the efforts to bring cholesterol-lowering drugs over the counter, and
     o Developed a second cholesterol monitor prototype for consideration in bringing a new consumer product to the market.

Our primary focus continues to be to increase consumer awareness of the benefits of our products though increased distribution, development of new products, educating pharmacists, and the use of lower-cost marketing campaign tests while seeking additional funding in order to continue conducting more significant marketing activities.

SUBSTANTIAL DOUBT REGARDING OUR ABILITY TO CONTINUE AS A GOING CONCERN
We have incurred substantial operating and net losses, as well as negative operating cash flow, since our inception. As a result, we continued to have significant working capital and stockholders' deficits including a substantial accumulated deficit at June 30, 2004 and 2003. In recognition of such, our independent registered public accountants included an explanatory paragraph in their report on our consolidated financial statements for the fiscal years ended June 30, 2004 and 2003, that expressed substantial doubt regarding our ability to continue as a going concern.

We are addressing our ability to continue as a going concern, as well as our sales, gross margins and operating expenses, by among other things, the following:
     o During our fiscal year ended June 30, 2004, we completed three private placement offerings totaling $6,225,000 in unsecured convertible debentures from which we received $5,244,592 in net cash proceeds;
     o On November 8, 2004, our outstanding note payable with a financial institution was assigned to a beneficial owner of approximately 9.99% of our common stock as of December 31, 2004. The assignee amended the terms of the note payable providing additional funding of $1.5 million with no payments due for 6 months;
     o Developing additional products for possible introduction to the market;
     o Sponsoring a continuing education program to broaden awareness and educate pharmacists on the benefits of our products;
     o Developing a consumer point-of-sale awareness program for those patients purchasing certain cholesterol-lowering prescriptions;
     o Conducting marketing activities as funds are available, including a television commercial test which began in January 2005;
     o Continuing to support the Medicare reimbursement considerations of the federal government for cholesterol testing and monitor the FDA's consideration of over the counter cholesterol-lowering drugs; and
     o Continuing to operate with a core staff of only 18 employees while implementing cost-cutting measures to maintain personnel levels and administrative costs.

Our short-term sources of capital are dependent on our ability to defer our long-term debt payments. We generally fund our operations with a combination of deferring our trade creditors, borrowings under short-term financing arrangements and through the sale of common equity. We expect to continue to require additional equity of debt financings as our source of capital. We currently do not have sufficient operating revenues or cash to fund operations. Should we be unsuccessful in any of the initiatives or matters discussed in the preceding disclosures entitled "Substantial Doubt Regarding Our Ability to Continue as a Going Concern," our business, and, as a result, our consolidated financial position, results of operations and cash flows will likely be materially adversely impacted, the effects from which we may not recover. As such, substantial doubt as to our ability to continue as a going concern remains as of the date of this prospectus.

CONSOLIDATED RESULTS OF OPERATIONS - SECOND QUARTER AND FIRST HALF OF FISCAL 2005 COMPARED TO SECOND QUARTER AND FIRST HALF OF FISCAL 2004
Consolidated net sales for the fiscal quarter ended December 31, 2004 ("fiscal 2005 second quarter"), were $773,329, a decrease of $13,723, or 1.7%, as compared to $787,052 for the fiscal quarter ended December 31, 2003 ("fiscal 2004 second quarter"). For the six months ended December 31, 2004 ("fiscal 2005 first half"), our consolidated net sales were $1,658,467, an increase of $245,941, or 17.4%, as compared to $1,412,526 for the six months ended December 31, 2003 ("fiscal 2004 first half"). Consolidated net sales for our fiscal 2005 second quarter were comparable to the fiscal 2004 second quarter. We attribute the increase of $245,941 in our fiscal 2005 first half net sales over our fiscal 2004 first half net sales to sales of approximately $348,000 to a national television network that featured our products on several shows during the first half of 2005 as compared to only approximately $46,000 during our fiscal 2004 first half. This increase in sales to the national television network is offset by a decrease in sales of approximately $141,000 related to ceasing our relationship with a major customer during the first 2005 fiscal quarter due to this customer's nonpayment of certain invoices due. This major customer had accounted for approximately 10% of revenues during the fiscal year ended June 30, 2004.

Consolidated cost of sales were $537,575 for our fiscal 2005 second quarter, a decrease of $120,962, or 18.4%, as compared to consolidated cost of sales of $658,536 for our fiscal 2004 second quarter. The improvement in our 2005 second quarter cost of sales is due to an $186,000 inventory obsolescence expense to increase the allowance for obsolete inventory recorded during the second quarter of 2004. This specific inventory reserve was made due to our decision to suspend sales of a batch of test strips expiring in May 2004 due to the short term in which our consumers would be able to utilize the test strips. This improvement in the cost of goods sold in the fiscal 2005 second quarter is offset by a $75,649 decrease in a positive material variance experienced during the second quarter of fiscal 2004, but not during the second quarter of fiscal 2005. The positive material variance experienced during the second quarter of fiscal 2004 relates to cholesterol monitors received at a discounted price from our previous manufacturer upon closure of its manufacturing plant. The positive material variance was recorded as a reduction of cost of goods sold as revenue was recognized related to these specific units.

For our fiscal 2005 first half, our consolidated cost of sales were $1,190,381, an increase of $104,709, or 9.6%, as compared to a consolidated cost of sales of $1,085,672 for our fiscal 2004 first half. Increased sales volume accounts for $203,099 of this increase, while an additional $86,307 of the increase is attributable to the positive material variance resulting from discounted pricing received from our previous manufacturer on certain units of our cholesterol monitor as discussed above. These increases are offset by a decrease in our allowance for obsolete inventory related to the test strips noted above, resulting in an improvement to our cost of goods sold of $197,586 during the fiscal 2005 first half over the fiscal 2004 first half.

As a result of the above, we realized a consolidated gross profit of $235,754 for our fiscal 2005 second quarter, an increase of $107,238, or 83.4%, as compared to a consolidated gross profit of $128,516 for our fiscal 2004 second quarter. For our fiscal 2005 first half, our consolidated gross profit was $468,086, an increase of $141,232, or 43.2%, as compared to a consolidated gross profit of $326,854 for our fiscal 2004 first half. Our resulting gross margins for the fiscal 2005 and 2004 second quarters were 30.5% and 16.3%, respectively, and 28.2% and 23.1% for our fiscal 2005 and 2004 first halves, respectively. Our ability to realize consolidated gross profits sufficient to leverage our ongoing operating expenses, and thus, achieve sustained operating profitability at an acceptable level, remains highly dependent upon us achieving broad awareness and acceptance of our monitors among both retailers and consumers. If we are unsuccessful in our efforts to timely procure equity or debt financing sufficient to continue to fund these marketing activities during fiscal 2005, the likelihood of us achieving broad market awareness and acceptance of our consumer monitors will be remote.

Consolidated total operating expenses were $817,268 (inclusive of $226,083 in non-cash charges) for our fiscal 2005 second quarter, a decrease of $664,057, or 44.8%, from the $1,481,325 (inclusive of $91,820 in non-cash charges) incurred during our fiscal 2004 second quarter. For our fiscal 2005 first half, our total operating expenses were $2,207,177 (inclusive of $319,086 in non-cash charges), a decrease of $274,017, or 11.0%, from the $2,481,194 (inclusive of $243,532 in non-cash charges) incurred during our fiscal 2004 first half. As further detailed below, the decrease in operating expenses for our fiscal 2005 second quarter and first half is primarily due to a significant radio advertising campaign, which aired from October of 2003 through September 2004. The remaining decrease is due to our continued focus on reducing general and administrative expenses, particularly related to personnel.

Consolidated sales and marketing expenses were $136,756 for our fiscal 2005 second quarter, a decrease of $576,712, or 80.8%, from the $713,468 incurred during our fiscal 2004 second quarter. Approximately $557,000 of this decrease is due to the launch of our radio advertising campaign which was in place for the full second quarter of fiscal 2004 but not during the second quarter of fiscal 2005. For our fiscal 2005 first half, our sales and marketing expenses were $722,370, a decrease of $123,016, or 14.6%, from the $845,386 incurred during our fiscal 2004 first half. Approximately $90,000 of this decrease is due to the radio advertising campaign airing for a full three months during the fiscal 2004 first half, but slightly less than three months during the first fiscal half of 2005. An additional approximately $14,000 of the decrease is due to our conducting of a market research study in fiscal 2004, but not in fiscal 2005.

Consolidated general and administrative ("G&A") expenses were $564,941 for our fiscal 2005 second quarter, a decrease of $101,573, or 15.2%, from the $666,514 incurred during our fiscal 2004 second quarter. Aggregate decreases amounted to $235,593 and were offset by aggregate increases of $133,662. The decreases were primarily attributable to a reduction in salaries and wages due to a decrease in number of employees ($72,276), decreased expenses associated with filing two proxies during the second quarter of fiscal 2005 compared to one proxy during fiscal 2004 ($56,473), decreased shipping costs ($34,284) and decrease in the allowance for doubtful accounts allowance ($31,930). The aggregate increases were primarily attributable to consulting expenses related to a three month investor communication and awareness campaign ($129,600) and increase in general liability coverage and rates ($19,206).

For our fiscal 2005 first half, G&A expenses were $1,265,614, a decrease of $98,314, or 7.2%, from the $1,363,928 incurred during our fiscal 2004 first half. Aggregate decreases amounted to $389,814 and were offset by aggregate increases of $290,704. The decreases were primarily attributable to decreased expenses associated with filing two proxies during the first half of fiscal 2005 and the related expenses associated with a review of one of these proxies by the SEC compared to filing only one proxy during the fiscal 2004 first half ($65,305), a reduction in salaries and wages due to a decrease in number of employees ($74,215), decreased shipping costs ($44,244) and decrease in investor relations and communications consulting fees ($38,000). The aggregate increases were primarily attributable to consulting expenses related to an increase in bad debt expense due to ceasing our relationship with a major customer during the first 2005 fiscal quarter due to this customer's nonpayment of certain invoices due ($202,243).

Product research and development expenses for both fiscal 2005 second quarter and fiscal 2005 first half were comparable to the similar periods of fiscal 2004.

Non-cash depreciation and amortization expenses were $96,483 for our fiscal 2005 second quarter, an increase of $19,663, or 25.6%, from the $76,820 incurred during our fiscal 2004 second quarter. For our fiscal 2005 first half, non-cash depreciation and amortization expenses were $189,486, an increase of $33,353, or 21.4%, from the $156,133 incurred during our fiscal 2004 first half. These increases primarily are attributable to increased patent amortization due to a decrease in the remaining estimated useful life of a patent from six to three years. This patent has been subject to litigation for several years, however, in November 2004 we entered into an agreement with the defendant, resulting in termination of the lawsuit. In connection with the settlement agreement, we granted the defendant a license to utilize our patent in the professional market and allowed for the possibility of a supply agreement with the defendant to supply us with dry-chemistry test strips used in our current cholesterol monitor. If no supply agreement is reached, the license will become fully paid and unencumbered after December 31, 2007, however if a supply agreement is reached with the defendant, the license terminates on August 4, 2012, upon expiration of the patent. As such, based on the status of continuing negotiations during the first quarter of fiscal 2005, we reduced the estimated useful life of our patent from six to three years as the supply agreement is not currently being negotiated.

We incurred an $87,756 loss on the disposal of tooling equipment associated with our predecessor consumer device during the fiscal 2004 first quarter.

Primarily as a result of the foregoing, our loss from operations for our fiscal 2005 second quarter was $581,514, a decrease of $771,295, or 57.0%, from the $1,352,809 incurred during our fiscal 2004 second quarter. For our fiscal 2005 first half, our loss from operations was $1,739,091, a decrease of $415,249, or 19.3%, from the $2,154,340 incurred during our fiscal 2004 first half.

Non-operating income and expenses primarily consist of amortization of convertible debt discount, interest and financing expenses. Net non-operating expenses were $1,249,916 (inclusive of $1,161,151 in non-cash charges) in our fiscal 2005 second quarter, as compared to net non-operating expenses of

$1,413,203 (inclusive of $1,319,419 in non-cash charges) in our fiscal 2004 second quarter resulting in a decrease of $163,287 or 11.6%. This decrease is primarily attributed to a $247,967 decrease in amortization of convertible debt discount due to a decrease in the amount of convertible debentures that were converted during the period, as well as the overall decrease in the debt discount balance to be amortized. The remaining decrease is primarily due to a $133,538 decrease in interest expense resulting from the reduction of our note payable balance and interest bearing convertible debentures. These decreases are offset by an increase in amortization of deferred financing costs of $115,177 due to the increase in deferred financing costs to be amortized related to amending our outstanding note payable.

For our fiscal 2005 first half, our net non-operating expenses were $2,579,808 (inclusive of $2,380,173 in non-cash charges) as compared to $1,806,523 (inclusive of $1,827,505 in non-cash charges) for our fiscal 2004 first half resulting in an increase of $773,285 or 42.8%. The increase realized for our fiscal 2005 first half primarily was attributable to an increase of $329,227 in amortization of convertible debt discount due to an increase in the amount of debt discount to be amortized from the closing of a convertible debt financing transaction in the third quarter of fiscal 2004. The fiscal 2005 first half increase in non-operating expenses is also due to an increase of $247,851 in amortization of deferred financing costs due to the increase in deferred financing costs to be amortized related to the financing transaction that closed during the third quarter of fiscal 2004, as well as amending our outstanding note payable in the second quarter of fiscal 2005. The fiscal 2005 first half net increase in non-operating expenses is offset by non-operating income of $250,000 received in fiscal 2004 for granting an option to an unrelated third party to purchase a technology patent, as well as a decrease in interest expense of $199,029 due to the reduction of our note payable balance, as well as interest bearing convertible debentures.

Primarily as a result of the foregoing, we incurred a net loss of $1,831,430 ($0.01 per basic and diluted share) in our fiscal 2005 second quarter as compared to a net loss of $2,766,012 ($0.03 per basic and diluted share) in our fiscal 2004 second quarter. For our fiscal 2005 first half, we incurred a net loss of $4,318,899 ($0.02 per basic and diluted share) as compared to a net loss of $3,960,863 ($0.04 per basic and diluted share) for our fiscal 2004 first half.

CONSOLIDATED RESULTS OF OPERATIONS - FISCAL 2004 COMPARED TO FISCAL 2003 Consolidated net sales for the fiscal year ended June 30, 2004 ("fiscal 2004") were $2,603,257, a decrease of $1,633,396, or 38.6%, as compared to $4,236,653 for the fiscal year ended June 30, 2003 ("Fiscal 2003"). The decrease in sales is attributed to the following two items:

        o Fiscal 2003 included initial orders aggregating $1.9 million from two prominent national drug store chains, as well as an additional $500,000 in reorders resulting in total sales to these two customers during fiscal 2003 of $2.4 million, while fiscal 2004 included only reorders aggregating $900,000 in sales to these two customers. Initial orders from large retailers are substantial as the retailer must initially stock all of its retail stores with the products, as well as stock their warehouses with additional product. Once the stores and warehouses are initially stocked, the customer merely needs to replace units as needed.
       o The remaining decrease is due to an unexpected increase in sales returns for test strips of approximately $142,000 over fiscal 2003 resulting in our increase of the sales returns allowance by an additional $100,231 to provide an adequate allowance for our estimate of the returns of the remaining test strips with short-term expiration dates. The unexpected increase in sales returns resulted from notification from our major customers that they would no longer accept test strips with an expiration date of less than 6 months from the date of shipment. We agreed with the major customers that these short-term expiration dates would not provide adequate time for the test strips to be resold to consumers and provide consumers with adequate time to utilize all test strips. We believe this increase made to the sales returns allowance is adequate for the expected returns estimated on these test strips with a short-term expiration date and do not expect additional increases to the returns allowance on an ongoing basis.

We realized a consolidated gross loss of $95,416 for fiscal 2004, a decrease of $815,242, or 113.3%, as compared to a consolidated gross profit of $719,826 for fiscal 2003. Our resulting consolidated gross margin was (3.7%) for fiscal 2004, as compared to 17.0% for fiscal 2003. We primarily attribute the significant decrease in our gross margins to the following, which had an adverse effect on our gross margin:
       o An unexpected increase in sales returns for test strips of approximately $142,000 over fiscal 2003 resulting in our increase of the sales returns allowance by an additional $100,231 to provide an adequate allowance for our estimate of the returns of the remaining test strips with short-term expiration dates as noted above;
       o An increase in the provision for obsolete inventory for fiscal 2004 over fiscal 2003 of approximately $107,000 for test strips with a short-term expiration date. The increase in obsolete inventory is due to our decision to suspend sales of test strips expiring in May and September 2004 due to the short term in which our consumers would be able to utilize the test strips. This resulted in the obsolescence of all remaining test strips with May and September 2004 expiration dates. As of June 30, 2004, all obsolete test strips with short term expiration dates have been allowed for and we do not expect to incur similar increases in our obsolescence provision during fiscal 2005 or beyond;
       o An increase of approximately $125,000 in royalty expense related to our dry chemistry test strips due to the current negotiations with our principal vendor of these test strips as discussed in Item 1 - "Principal Vendors and Related Assembly, Packaging and Distribution Operations";
       o An initial order from a major new retailer required us to provide approximately $201,000 of inventory at no cost to the major retailer. As a result, the $201,000 was included as a component of our cost of goods sold in accordance with United States generally accepted accounting principles; and
       o An increase of approximately $77,000 in sales discounts attributed to offering pricing discounts and incentives to certain retailers to deplete inventory supplies of our first-generation consumer monitor during the first half of fiscal 2004.

The above negative effects on our gross margin for fiscal 2004 were offset by the $102,000 positive effect of a positive material variance experienced during the second quarter of fiscal 2004 relating to cholesterol monitors received at a discounted price from our previous manufacturer upon closure of its manufacturing plant. The positive material variance was recorded as a reduction of cost of goods sold as the specific units were shipped. No such positive material variance was experienced during fiscal 2003.

Our ability to realize consolidated gross profits sufficient to leverage our ongoing operating expenses, and thus, achieve sustained operating profitability at an acceptable level, remains highly dependent upon us achieving broad awareness and acceptance of our monitors among both retailers and consumers. If we are unsuccessful in our efforts to timely procure equity or debt financing sufficient to continue to fund these marketing activities during fiscal 2005, the likelihood of us achieving broad market awareness and acceptance of our consumer monitors will be remote.

Consolidated total operating expenses were $5,269,057 (inclusive of $769,757 in non-cash charges) for fiscal 2004, an increase of $267,754, or 5.4%, from the $5,001,303 (inclusive of $624,542 in non-cash charges) incurred during fiscal 2003. As further detailed below, the increase in operating expenses for our fiscal 2004 is due to increased marketing costs related to the radio marketing campaign beginning in October 2003 and continuing throughout the remainder of fiscal 2004.

Consolidated sales and marketing expenses were $2,142,092 for fiscal 2004, an increase of $1,138,549, or 113.5%, from the $1,003,543 incurred during fiscal 2003. The increase is primarily attributable to the launch of our radio advertising campaign in October 2003 ($1.3 million increase), which continued throughout the fiscal 2004 fourth quarter. This substantial increase is offset by a $238,838 decrease in salaries and related expenses due to staffing reductions, $36,660 decrease in commissions due to decreased sales and $10,349 decrease due to curtailed travel to, and participation in, trade shows.

Consolidated general and administrative ("G&A") expenses were $2,672,043 (inclusive of $372,345 in non-cash charges) for fiscal 2004, a decrease of $573,353, or 17.7%, from the $3,245,396 (inclusive of $182,110 in non-cash charges) incurred during fiscal 2003. This decrease is primarily attributable to a decrease of $562,412 in bad debt expense due to a recovery of $154,507 during fiscal 2004 versus a $407,905 expense during fiscal 2003. The decrease in bad debt expense is due to allowing for bad debt related to one significant retailer at June 30, 2003, a portion of which was recovered in fiscal 2004. The remaining decrease in G&A expenses is due to lower professional service costs due to the previous completion, contraction or discontinuance of non-critical consulting arrangements ($320,134). Slightly offsetting the preceding were increased costs for Board of Directors stock compensation ($105,000) which had not previously been compensated, increased investor relation costs incurred in connection with two additional shareholders' meetings related to the increase in our authorized common shares during fiscal 2004 ($97,434), and increased insurance rates ($84,180).

Product research and development expenses were $57,510 for fiscal 2004, a decrease of $239,453, or 80.6%, from the $296,963 incurred during fiscal 2003. This decrease primarily was attributable to reductions in salaries and related benefits ($122,007), and product design costs ($85,462) as the development of our cholesterol monitor was substantially completed by the end of our fiscal 2003 second quarter. We currently expect that our product research and development needs and expenditures will be nominal for the foreseeable future.

Non-cash depreciation and amortization expenses were $309,656 for fiscal 2004, a decrease of $132,776, or 30.0%, from the $442,432 incurred during fiscal 2003. This decrease is primarily attributable to certain equipment that became fully depreciated during fiscal 2003 and 2004. Our planned capital expenditures are minimal and we believe that our fiscal 2005 depreciation and amortization expense will materially approximate that which we incurred during fiscal 2004. However, we are currently a party to a lawsuit in which we allege willful patent infringement. Should the District Court not rule in our favor or we are unable to successfully negotiate a settlement including royalties to be received, we would be required to impair our patent, and as such, we would write down the patent to its net realizable value through a charge to amortization expense. See "Legal Contingencies" for further details.

We incurred an $87,756 loss on the disposal of tooling equipment associated with our predecessor cholesterol monitor during the fiscal 2004 first quarter as compared to a $12,969 loss on disposal of equipment incurred during fiscal 2003.

Our resulting loss from operations for fiscal 2004 was $5,364,473, an increase of $1,082,996, or 25.3%, from the $4,281,477 incurred during fiscal 2003.

Non-operating income and expenses primarily consist of amortization of convertible debt discount, interest and financing expenses. Our net non-operating expenses for fiscal 2004 were $9,043,084 (inclusive of $8,870,490 in non-cash charges), an increase of $5,217,616, or 136.4%, from net non-operating expenses of $3,825,468 (inclusive of $2,863,664 in non-cash charges) in fiscal 2003. The net increase realized during fiscal 2004 primarily was attributable to increased amortization of convertible debt discount of $4,095,072. The increased amortization of convertible debt discount is due to the conversion of $5,480,624 of convertible debentures during fiscal 2004. The remaining increase in non-operating income and expense is due to $1,728,889 of expense related to a beneficial conversion feature recognized as a result of issuing convertible debt at a discount from the stated conversion rate and an increase of $466,002 in amortization of deferred financing costs related to two significant private placements funded during fiscal 2004. These decreases were offset by an increase in other income of $250,000 received for granting an unrelated third party an option to purchase an unutilized technology patent. The option expired unexercised during the first quarter of 2004 resulting in our recognizing the funds received as non-operating income.

Primarily as a result of the foregoing, we incurred a net loss of $14,407,557 ($0.11 per basic and diluted share) in fiscal 2004 as compared to a net loss of $8,106,945 ($0.24 per basic and diluted share) in fiscal 2003.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

General
We have historically sustained our operations and funded our growth through a combination of deferring our trade creditors, borrowings under short-term financing arrangements and through the sale of common equity. We expect to continue to require additional equity or debt financings as our source of capital. We currently do not have sufficient operating revenues or cash to fund operations and have had significant working capital and stockholders' deficits as of our most recently completed fiscal years ending June 30, 2004 and 2003. In recognition of such, our independent registered public accountants included an explanatory paragraph in their report on our consolidated financial statements for our most recently completed fiscal years ended June 30, 2004 and 2003, that expresses substantial doubt regarding our ability to continue as a going concern. Should we be unsuccessful in any of the initiatives or matters discussed in the preceding disclosures entitled "Substantial Doubt Regarding Our Ability to Continue as a Going Concern," our business, and, as a result, our consolidated financial position, results of operations and cash flows will likely be materially adversely impacted, the effects from which we may not recover. As such, substantial doubt regarding our ability to continue as a going concern remains as of the date of this prospectus.

Our Capital Lease Obligations
We lease certain equipment under capital leases. The aggregate net carrying values of the underlying collateralizing assets were approximately $124,000 and $164,000 at December 31, 2004, and June 30, 2004, respectively.

Our aggregate future obligations under capital lease agreements in existence at December 31, 2004, are as follows:


                 FISCAL YEARS ENDING JUNE 30,
                 ---------------------------------------------------------

                 2005 (balance thereof)........................... $17,672
                 2006.............................................  15,274
                 2007.............................................   2,746
                                                                   -------
                 Total lease payments.............................  35,692
                 Less imputed interest............................   2,636
                                                                   -------
                 Present value of net minimum lease payments......  33,056
                 Less current maturities..........................  28,242
                                                                   -------
                 Total long-term capital lease obligation......... $ 4,814
                                                                   =======

Outstanding Note Payable
Effective May 1, 2003, we renewed our then expiring revolving credit facility with a then outstanding balance of $2,197,800 with a financial institution. Any principal and accrued interest balances remaining on the term loan were due and payable as a lump sum on April 1, 2005. In November 2004, RAB Special Situations LP ("RAB"), a beneficial owner of approximately 9.99% of our common stock as of December 31, 2004, entered into an agreement with the above financial institution, under which the financial institution assigned to the stockholder all of their rights, title and interest under the note payable. At the time of the assignment, the outstanding amount due under the note payable was $920,323. Restricted funds held in escrow by the financial institution served as additional collateral under the terms of the note payable and were used to partially pay down the then outstanding loan balance prior to assignment to the stockholder.

Subsequently, we entered into a series of amendments to the note payable and related loan documents under which the new note holder modified the following terms:

     o the aggregate amount of the note was increased from $920,323 to $2,869,740, after giving effect to an original issue discount in the amount of $449,417;
     o $974,709 of the increase was funded November 12, 2004 resulting in net cash proceeds to us of $750,000;
     o $974,708 of the increase was funded December 15, 2004 resulting in an additional $750,000 in net cash proceeds;
     o the new loan balance of $2,869,740 is to be repaid in monthly installments of $100,000 commencing May 1, 2005, with the outstanding balance becoming due and payable on February 1, 2006;
     o we paid a commitment fee to induce the assignee to enter into the series of amendments in the amount of $500,000, paid by issuance of a promissory note (commitment fee note) which is payable on February 1, 2006, in cash or, at our option, in shares of our common stock at a 20% discount to market. The commitment fee note is also convertible at the option of the note holder at a conversion price of $.05 per share, subject to adjustment;
     o we agreed to use our best efforts to file a registration statement with the United States Securities and Exchange Commission ("SEC") covering the resale of shares issuable under the commitment fee note; and
     o the note payable continues to be secured by substantially all of our assets.

The original issue discount of $449,417 was determined based on an annual interest rate of 15% over the term of the note payable and was recorded as a deferred financing cost. This deferred financing cost is being amortized over the life of the amended note payable and is reflected as "amortization of deferred financing costs" on the consolidated statement of operations.

Outstanding Convertible Debentures
From June 2001 through November 2001, we issued unsecured convertible debentures, $3,840,000 of which remains outstanding with one debenture holder (RAB Special Situations LP) at December 31, 2004. These debentures (i) accrue interest at the prime rate plus two percent (6.25% at December 31, 2004), (ii) are convertible at the option of the holders into common stock at a stated rate of $0.05 per share, and (iii) become due and payable on various dates between July 1, 2006 and November 20, 2006. The holder may not convert its debentures to the extent that conversion would result in the holder's beneficial ownership of 9.99% or more of our then outstanding common shares. The holder of these debentures has a one-time right to convert a portion of the debentures after the closing of any subsequent private offering at less than $0.05 per common share (limited to 9.99% ownership). We have the right to force conversion of the debentures if the market price of our common stock exceeds $3.00 per share for 20 consecutive trading days.

In connection with the issuance of the amended and restated promissory note discussed above, the conversion rate of the debentures issued during June 2001 through November 2001 was reduced from $0.10 to $0.05 per share resulting in a $72,600 charge to financing expense related to the beneficial conversion feature.

Subsequent to December 31, 2004, the holder converted $860,000 of the above notes payable and $190,000 of related accrued interest into shares of our common stock.

September 2003 Issuances
On September 13, 2003, we issued $3,350,000 in unsecured convertible debentures to eight investors from which we received $3,067,000 in net cash proceeds. These debentures (i) accrued interest at a fixed rate of 8.0% per annum, which was payable at our option in either cash or authorized and unissued shares of its common stock, (ii) were convertible at the option of the holders at a stated rate of $0.13 per share, and (iii) were due and payable on September 12, 2006. For every two dollars of original debenture principal, the holder received a detachable stock purchase warrant allowing for the purchase over the subsequent two-year period of a share of our common stock at $0.2144 per share. A registration statement filed with the SEC registering the resale of the preceding debentures and warrants became effective on December 23, 2003.

On January 13, 2004, we entered into an exchange agreement with each holder of our convertible debentures that were issued in September 2003. Under the exchange agreement, each debenture holder agreed to exchange the principal amount of its debenture for shares of our common stock, at the rate of $0.09 of debenture principal per share of common stock. Holders could not convert their debentures to the extent that conversion would result in the holders' beneficial ownership of 4.99% or more of our then outstanding common shares. Accrued but unpaid interest of $149,659 related to these debentures was paid at the time of the exchange by the issuance of additional shares of common stock at the rate of $0.09 per share. Accordingly, in January 2004 we issued 32,427,204 shares of common stock upon exchange of debenture principal in the amount of $2,975,624 and the payment of accrued but unpaid interest of $149,659. Additionally, we issued 2,227,807 shares of common stock to adjust the conversion rate applied to $175,000 of principal previously converted by a debenture holder to the $0.09 rate stated in the exchange agreement. As a result of the above, in January 2004 we recognized approximately $1,489,000 of additional financing expense related to the beneficial conversion features of the exchange and amortized to expense approximately $2,668,000 of previously existing debt discount related to the convertible debentures issued in September 2003.

The remaining principal balance from the September issuance of $199,376 at June 30, 2004 was subsequently converted during the first quarter of fiscal 2005, resulting in no further convertible debenture principal or interest related to the September 2003 issuance outstanding as of this date.

February 2004 Issuances
On February 19, 2004, we completed a private placement offering of $2,775,000 in unsecured convertible debentures with four investors (all of which also participated in the September 2003 private placement discussed above) from which we received $2,077,592 in net cash proceeds. The purchase price for the convertible debentures gives effect to an original issue discount of approximately $500,000, the amount of which was withheld from the proceeds at the time of the closing of the financing and are being amortized to deferred financing costs over the term of the debentures. The $2,775,000 of convertible debentures are convertible at a conversion price of $0.05 per share, or 55.5 million common shares as of February 19, 2004. The conversion price is subject to adjustment upon the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of our common stock. In connection with this transaction participating warrant holders agreed to exercise outstanding warrants held by them to the extent such exercise would not result in any participants' beneficial ownership of 4.9% or more of our then outstanding common shares. These debentures have an aggregate principal face amount of $1,375,000 at December 31, 2004 and become due and payable on February 19, 2006.

Participants in the February 19, 2004 offering received detachable stock purchase warrants allowing for the purchase of a number of common shares equal to 30% of the number of shares which could be obtained upon conversion of the debenture principal outstanding on February 19, 2004. The warrants can be exercised over a nineteen-month period and have an exercise price of $0.065 per share of our common stock, subject to adjustment upon the occurrence of events substantially identical to those provided for in the debentures. We have the right to call the warrants in the event that the average closing price of our common stock exceeds 200% of the exercise price for a consecutive 20-day trading period. Holders may not convert debentures or exercise warrants to the extent that conversion or exercise would result in the holders' beneficial ownership of 4.9% or more of our then outstanding common shares.

On March 22, 2004, we filed a registration statement with the SEC registering the resale of the common shares underlying the debentures and warrants issued on February 19, 2004, which became effective April 5, 2004. We also agreed to seek stockholder approval to increase the number of authorized common shares to a minimum of 500 million shares before April 30, 2004. Stockholder approval to increase the number of authorized common shares to 750 million was obtained on April 28, 2004.

Investors in the February 19, 2004, financing were granted the option to purchase up to an additional $1,220,000 of convertible debentures and warrants with terms and conditions substantially identical to those applicable to the February 19, 2004, transaction. This option expired on October 28, 2004.

The agreements entered into in connection with the February 19, 2004 transaction requires that we obtain the unanimous approval of the debenture holders prior to the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of our common stock until less than 20% of the principal remains outstanding on the debentures. The agreement further stipulates that no debenture may be prepaid without the consent of the holder and that each debenture holder has a right of first refusal to participate in any new financing transaction consented to through June 10, 2005.

March 2004 Issuance
In March 2004, we issued an unsecured convertible debenture to an existing shareholder and beneficial owner of approximately 3.6% of our common shares as of December 31, 2004, in the amount of $122,000 from which we received $100,000 in net proceeds after an original issue discount of $22,000. We also issued 732,000 detachable stock purchase warrants in connection with this transaction. The convertible debenture and common stock purchase warrants have identical terms and conditions to those issued on February 19, 2004. The principal balance outstanding for this debenture was $122,000 at December 31, 2004.

November 2004 Issuance
As discussed above, in November 2004, we paid a commitment fee to induce RAB Special Situations LP, a principal stockholder, to enter into a series of amendments to an existing note payable. The commitment fee of $500,000 was paid through the issuance of a convertible promissory note (the commitment fee note) which is payable on February 1, 2006, in cash or, at our option, in shares of our common stock at a 20% discount to market. The commitment fee note is also convertible at the option of the note holder at a conversion price of $.05 per share, subject to adjustment. The $500,000 commitment fee in included in deferred financing costs and is being amortized over the life of the amended note payable. We agreed to file a registration statement covering the shares issuable under the commitment fee note.

The remaining $5,837,000 in principal of our outstanding convertible debentures at December 31, 2004, mature during our fiscal years ending as follows:

                 FISCAL YEARS ENDING JUNE 30,                       PRINCIPAL
                 ------------------------------------------------------------
                 2005............................................. $       --
                 2006.............................................  1,497,000
                 2007.............................................  4,340,000
                                                                   ----------
                 Total principal payments......................... $5,837,000
                                                                   ==========

At the respective dates of issuance, we were required under accounting principles generally accepted in the United States of America to ascertain for each of the above debenture issuances the fair value of the detachable stock warrants and resulting beneficial conversion feature. For each debenture issuance, the aggregate fair value of the detachable warrants and beneficial conversion features was determined to be equal to the aggregate principal face amount of the debt proceeds received, and as such, these amounts were recorded as debt discounts by increasing additional paid-in capital. These debt discounts are being amortized using the effective interest method over the respective lives of the underlying debentures, the amortization of which is included in "amortization of convertible debt discount" on the consolidated statement of operations. The original debt discount and related amortization expense for each of the above convertible debenture issuances are as follows as of December 31, 2004:

                                         AMORTIZATION EXPENSE FOR THE        AMORTIZATION EXPENSE FOR THE
                                              THREE MONTHS ENDED                   SIX MONTHS ENDED
                                         -----------------------------      -------------------------------
                      ORIGINAL DEBT      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
ISSUANCE DATE           DISCOUNT            2004             2003              2004               2003
---------------       -------------      ------------     ------------      ------------       ------------
June -Nov. 2001       $ 5,211,200         $297,030         $561,879         $  625,577         $  887,514
September 2003          3,350,000                -          433,668            128,542            495,705
February 2004           2,775,000          429,798               --            914,236                 --
March 2004                122,000           20,753               --             44,091                 --
                      -----------         --------         --------         ----------         ----------
                      $11,458,200         $747,581         $995,547         $1,712,446         $1,383,219
                      ===========         ========         ========         ==========         ==========

The remaining debt discount of $1,619,969 related to our outstanding convertible debentures at December 31, 2004, is expected to amortize to expense during our fiscal years ending as follows:

                                                                   DISCOUNT
                 FISCAL YEARS ENDING JUNE 30,                    AMORTIZATION
                 ------------------------------------------------------------
                 2005 (Remaining)................................. $  909,087
                 2006.............................................    710,882
                                                                   ----------
                 Total discount amortization...................... $1,619,969
                                                                   ==========

Off-Balance Sheet Liabilities
Under SEC regulations, we are required to disclose our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

       o     Any obligation under certain guarantee contracts;
       o Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
       o Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in stockholder's equity in our statement of financial position; and
       o Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

As of the date of this prospectus, we do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, purchase commitments and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Contractual  Obligations
The following table sets forth our contractual obligations as of December 31, 2004:

            CONTRACTUAL OBLIGATIONS                                      PAYMENTS DUE BY PERIOD
------------------------------------------        --------------------------------------------------------
                                                                                                     MORE
                                                   LESS THAN                           3-5          THAN 5
                                  TOTAL             1 YEAR           1-3 YEARS        YEARS          YEARS
                                ----------        ----------        ----------       -------         ----
Note Payable                    $2,869,740        $  800,000        $2,069,740       $    --         $ --
Convertible Debt (1)(2)          5,837,000                --         5,837,000            --           --
Capital Lease Obligations           35,692            30,593             5,099            --           --
Operating Lease Obligations
                                   105,960            81,396            12,168        12,396           --
Advertising  Obligation (3)        300,000           300,000                 -            --           --
                                ----------        ----------        ----------       -------         ----
Total                           $9,148,392        $1,211,989        $7,924,007       $12,936         $ --
                                ==========        ==========        ==========       =======         ====

----------
(1)  Amounts do not include interest to be paid.
(2) Convertible into shares of common stock at the option of the debenture holder at conversion rates of $0.05 per share.
(3) Represents advertising liabilities incurred under an advertising campaign contract.

Consolidated Cash Flows
Operating activities utilized $1,089,055 in cash and cash equivalents during our fiscal 2005 first half, a decrease of $2,453,949, or 69.3%, from the $3,543,004 in cash and cash equivalents utilized during our fiscal 2004 first half. On a comparative fiscal period-to-period basis, our lower utilization primarily reflects the positive cash flow effects of increased accounts payable during fiscal 2005 first half as opposed to the utilization of cash to decrease accounts payable $1,379,244 during the first half of fiscal 2004. The lower utilization also reflects increased non-cash charges for amortization of discount on convertible debentures ($329,227), deferred financing costs ($247,851), and bad debt expense ($202,956). The above decreases in the utilization of cash resources for operating activities are offset by our increased net loss.

There were minimal cash flow effects from investing activities during the six months ended December 31, 2004 and 2003.

Financing activities provided $1,258,485 in cash and cash equivalents during our fiscal 2005 first half, a decrease of $1,280,104, or 50.4%, from the $2,538,589 in cash and cash equivalents provided during our fiscal 2004 first half. Our fiscal 2005 decrease reflects the receipt of the $3,067,000 net cash proceeds received from our issuance of convertible debentures during the fiscal 2004 first half as compared to only $1,500,000 from proceeds of financing transactions during fiscal 2005.

As a result of the foregoing, our unrestricted cash and cash equivalents increased by $169,430 to $759,626 at December 31, 2004, from $590,196 at June 30, 2004. Our working capital deficit improved by $386,221 to a deficit of $554,477 at December 31, 2004, from a deficit of $940,698 at June 30, 2004 primarily due to the decrease in the current portion of our note payable by $369,031 resulting from the series of amendments which extended the maturity date and payment terms as discussed under "Outstanding Note Payable" above.

Planned Capital Expenditures
We have no significant planned capital expenditures for fiscal 2005.

OTHER MATTERS

Seasonal and Inflationary Influences
To date, we have not been materially impacted by seasonal or inflationary influences.

Quantitative and Qualitative Disclosures About Market Risk
We currently are exposed to financial market risks from changes in short-term interest rates as certain of our interest-bearing outstanding convertible debentures, as discussed above, have an interest rate that fluctuates with the prime rate. Based on the aggregate outstanding balance of these convertible debentures at December 31, 2004, we believe that the prime rate would have to significantly increase for the resulting adverse impact on our interest expense to be material to our expected results of operations for fiscal 2005, and possibly beyond. However, should we be successful in procuring the significant additional financing we currently seek and if such financing were to be substantially in the form of variable rate debt, then our exposure to these market risks would increase, possibly significantly.

We currently are not materially exposed to currency market risks and we have not used, nor do we contemplate using, any derivative financial instruments.

Critical Accounting Policies
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and disclosure of contingent assets and liabilities. Our actual results have differed, and will likely continue to differ, to some extent from our initial estimates and assumptions. We currently believe that the following significant accounting policies entail making particularly difficult, subjective or complex judgments of inherently uncertain matters that, given any reasonably possible variance therein, would make such policies particularly critical to a materially accurate portrayal of our historical or reasonably foreseeable financial condition or results of operations:

     Revenue Recognition. We generate revenue primarily from sales of our cholesterol monitors and dry-chemistry test strips utilized in our cholesterol monitors. We recognize a sale, including related shipping and handling income, and the cost of the sale, when each of the criteria established by Staff Accounting Bulletin 104 ("SAB 104") have been met as follows:
          o Pervasive evidence of an arrangement exists - We require a purchase order from our customers for each sale prior to shipment of product.
          o Delivery has occurred - We do not recognize revenue until the product is shipped and all material risks and rewards of ownership are concurrently transferred to the customer. In limited instances, we may enter into "pay-on-scan" sales arrangements whereby the risk of ownership does not transfer to the customer until the customer has sold the product to a third party (the consumer). In these limited instances, revenue is not recognized until we have been notified by the customer that the product has been sold to the consumer.
          o Seller's price to the buyer is fixed or determinable - We require the sales price to be detailed on the customers purchase order, which may not be changed after acceptance.
          o Collection of the related receivable is reasonably assured - We must determine that collection of the related account receivable is reasonably assured prior to recognition of revenue. We make estimates to allow for an appropriate allowance for uncollectible receivables, as well as for sales returns expected from our customers.

     Sales Returns Allowance. We record an allowance for sales returns and for warranty repairs at the time revenue is recognized. Our estimates of an appropriate allowance for sales returns is based upon historical returns as a percentage of sales, as well as future expectations on returns of test strips based upon the length of time from their expiration date at the time of sale. Management reviews the adequacy of the allowance on a quarterly basis, however the nature of these estimates are inherently subjective causing actual results to vary from our estimated outcome, thereby requiring us to make future adjustments to our net sales and results of operations.

     Allowance for Doubtful Accounts. We record an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible and those accounts that are past due beyond a certain date. Management reviews the adequacy of the allowance on a quarterly basis by reviewing the accounts receivable aging and considering the historical default rates of customers with past due receivables. Our estimates of an appropriate allowance for doubtful accounts are inherently subjective and actual results could vary from our estimated outcome, thereby requiring us to make future adjustments to our accounts receivable and results of operations.

     Inventory Obsolescence Allowance. Our inventories, which primarily consist of component parts and assembled cholesterol monitors, are stated at the lower of first-in, first-out cost or market. Obsolete inventory has historically consisted of component parts no longer utilized in the current model of our cholesterol monitor, as well as, expired dry-chemistry test strips or excess test strips with short-term expiration dates that will likely not be sold prior to expiration. Management considers the above factors in our quarterly review of the inventory obsolescence allowance. Our estimates of an appropriate inventory obsolescence allowance is inherently subjective and actual results could vary from our estimated outcome, thereby requiring us to make future adjustments to our inventories and results of operations.

     Impairment of Long-Lived Assets. Our long-lived assets consist primarily of various patents for technology utilized in our cholesterol monitors, as well as, currently unutilized technology for the measurement of cholesterol in its component parts. On a quarterly basis, we evaluate the value of our patents for impairment by comparing our estimates of related future cash flows, on an undiscounted basis, to its net book value. Factors considered by management in its review of the value of patents include the status of any litigation surrounding a patent, likelihood of development or sale of the patent (if unutilized), and likely cash flows from royalties to be received from others for use of the patented technology. If impairment is indicated, we reduce the net book value to an amount equal to the estimated future cash flows, on an appropriately discounted basis. Our estimates of an asset's related future cash flows are inherently subjective and actual results could vary from our estimated outcome, including any future royalties to be received under a settlement agreement allowing an unrelated third party to utilize our patent under a royalty agreement.

New Accounting Pronouncements
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 - Inventory Costs ("SFAS No. 151"), which amends the provisions of Chapter 4 of Accounting Research Bulletin No. 43 - "Inventory Pricing". SFAS No. 151 requires that certain production costs, such as idle facility expense, freight, handling costs, and spoilage be charged as a current period expense. Under the previous accounting principles, these costs were charged to current period expense only under certain circumstances. SFAS No. 151 also requires that fixed production overhead be allocated based on normal production capacity. We are required to adopt SFAS No. 151 for the first quarter of fiscal year 2006 and do not expect the adoption to have a material impact on the consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment ("SFAS No. 123(R), which supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and will require all companies to estimate the fair value of incentive stock options granted and then amortize that estimated fair value to expense over the options' vesting period. We are required to adopt SFAS No. 123(R) for the first quarter of fiscal year 2006 and have not yet assessed the impact that this new standard will have on our consolidated financial statements.

Legal Contingencies
We as a company, including our subsidiaries, are periodically involved in incidental litigation and administrative proceedings primarily arising in the normal course of our business. In our opinion, our gross liability, if any, and without any consideration given to the availability of indemnification or insurance coverage, under any pending or existing incidental litigation or administrative proceedings would not materially affect our financial position, results of operations or cash flows.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS
Our directors and executive officers are set forth below:

NAME                       AGE      POSITION(S) HELD
----                       ---      ----------------

Christopher Maus           51       Chairman of the Board, President and
                                    Chief Executive Officer

Robert Boyle               58       Director, Secretary, Treasurer, and
                                    Audit Committee Chairman

Michael Crane              49       Director and Member of Audit Committee

Neil Luckianow             47       Director

Edward Siemens             51       Director

Matt Colbert               36       Vice President - Finance and
                                    Interim Chief Financial Officer

CHRISTOPHER MAUS has served as our Chairman of the Board, President and Chief Executive Officer since February 1994, except for a brief period from September 1998 to March 1999 when he served only as Chairman of the Board. From June 1996 until its acquisition by us in September 1999, Mr. Maus served on the Board of Directors of Secured Interactive Technologies, Inc., a privately held company co-founded by Mr. Maus that developed our Privalink software technology. From June 1992 to February 1994, Mr. Maus served as President of Lifestream Diagnostics, Inc., our privately held legal predecessor. From 1989 to June 1992, Mr. Maus was a General Partner in Lifestream Development Partners, the privately held legal predecessor to Lifestream Diagnostics, Inc. Mr. Maus attended North Texas State University.

ROBERT BOYLE has served as a Director since June 1999, at which time he was also appointed as our Secretary and Treasurer. Since 1995, Mr. Boyle has served as President of Robert Boyle, Certified Public Accountant, a local public accounting firm located in Idaho. From 1980 to 1995, Mr. Boyle served as President of Boyle and Stoll, Certified Public Accountants, P.A., a local public accounting firm, located in California. Prior thereto, Mr. Boyle served with the consulting, tax and audit staffs of a predecessor to KPMG, an international accounting and consulting firm. Mr. Boyle has a Bachelor of Arts degree in Accounting from San Diego State University and is licensed as a Certified Public Accountant in the State of Idaho.

MICHAEL CRANE has served as a Director since April 1998. Since September 1993, Mr. Crane has served as Chairman of the Board of Directors and Chief Executive Officer of privately held Dulles Greenway, Trip II (Toll Investors Partnership II, L.P.). Since October 1996, Mr. Crane has also served as President of Alchemy International, a privately held developer of non-evasive, passive chemistry treatments for various forms of cancer. Mr. Crane has also served on the Board of Directors of Discflo Corporation, a privately held manufacturer of medical and industrial pumps, since 1988, and as Chairman of the Board of Directors for

Lochnau, Inc., a privately held investment management corporation, since 1985. Mr. Crane has a Bachelor of Science degree in Banking from the University of Richmond.

NEIL LUCKIANOW has served as a Director since October 2003. Since May 2002, Mr. Luckianow has served as Principal of NCL & Associates, LLC, a privately held consulting firm specializing in providing commercial solutions to health care product companies, which we retained as a commissioned sales agent effective September 1, 2003. From October 1997 to March 2002, Mr. Luckianow served as a Sales Director for Amira Medical, Inc., a privately held manufacturer and marketer of blood glucose measuring devices that was acquired in November 2001 by publicly held Roche Diagnostics. From 1988 to January 1997, Mr. Luckianow served in a number of progressive positions, including as Director of Sales, for LifeScan, Inc., a manufacturer and marketer of blood glucose measuring devices and a subsidiary of publicly held Johnson & Johnson Company. Mr. Luckianow has a Bachelor of Arts degree in History from Purdue University.

EDWARD SIEMENS was appointed to our Board of Directors effective April 1, 2005 upon the retirement of our previous director, William Gridley. Mr. Siemens served as Chief Operating Officer of Lifestream Technologies, Inc. from June 2002 through March 2005, and prior thereto, upon joining Lifestream in August 2000, as Chief Operating Officer - Devices. From April 1999 to June 2000, Mr. Siemens served as President of Omron Healthcare, Inc. ("Omron"), a publicly held manufacturer and marketer of personal-use medical diagnostic products. Mr. Siemens previously served as Omron's Senior Vice President of Sales and Marketing from April 1994 to April 1999 and as Omron's Vice President of Sales and Marketing from April 1992 to April 1994. Prior thereto, Mr. Siemens was employed by McKesson Corporation, a publicly held wholesale distributor of medical products and supplies, where he served as Vice President of Sales from 1987 to 1992 and as Product Manager from 1985 to 1987. Mr. Siemens has a Masters degree in Business Administration from Pepperdine University and a Bachelor of Fine Arts degree from the California College of Arts and Crafts.

MATT COLBERT was appointed as our Vice President - Finance and Interim Chief Financial Officer effective April 25, 2004. Mr. Colbert served as Controller from April 2004 through April 2005, as Assistant Controller from June 2003 through April 2004, as General Accounting Supervisor from January 2001 through June 2003 and prior thereto, since joining us in October 1999, as Staff Accountant. From December 1997 to June 1999, Mr. Colbert served as a Business Assurance Associate in the audit department of PricewaterhouseCoopers, LLP, an international accounting and consulting firm. Mr. Colbert has a Bachelor of Science degree in Accounting from the University of Idaho and is licensed as a Certified Public Accountant in the State of Washington.

There are no family relationships among any of our directors and executive officers.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION
The following table sets forth certain information regarding compensation earned by our Chief Executive Officer and each of our other most highly compensated executive officers for the fiscal year ended June 30, 2004, and who earned in excess of $100,000 in salary and bonus for such fiscal year. The persons named in the table are hereinafter referred to as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------

                                                                                 LONG TERM
                                                                               COMPENSATION
                                             ANNUAL COMPENSATION                   AWARDS
                                             ------------------                ------------
                                                                                SECURITIES       ALL OTHER
NAME AND                           FISCAL     SALARY     BONUS         OTHER    UNDERLYING      COMPENSATION
PRINCIPAL POSITION(S)             YEAR (1)     ($)        ($)           ($)     OPTIONS (#)          ($)
---------------------             --------   -------     ------        -----    -----------     ------------
Christopher Maus...............     2004     181,023     55,021        7,800     4,984,597         25,000
Chairman of the Board,              2003     166,730      3,389        7,800            --             --
President and Chief Executive       2002     180,000     60,000        7,800            --             --
Officer (2)(3)(4)(9)
Edward Siemens.................     2004     150,489         --           --     1,661,532             --
Chief Operating Officer (5)         2003     138,944         --           --       300,000             --
                                    2002     150,000         --           --        35,000             --
Brett Sweezy....................    2004      92,423         --           --            --         30,950
Chief Financial Officer             2003     119,668         --           --       400,000             --
(6)(7)(8)                           2002     139,731         --           --        30,000             --

----------
(1) References to a fiscal year refer to the calendar year in which such fiscal year ends.

(2) Effective March 23, 2003, as we became critically short of operating cash, we and senior management mutually agreed to implement 33% reductions in all senior management salaries, reducing Mr. Maus' salary from $180,000 to $120,000. One-half of these salary reductions were subsequently reinstated effective June 1, 2003, increasing Mr. Maus' salary to $150,000. The current 16.5% reductions in all senior management salaries remain in effect as of the date of this prospectus and are expected to continue until we are able to obtain additional financing. Included in Mr. Maus' fiscal 2004 salary is $31,023 of compensation Mr. Maus received in shares of our common stock authorized by the Board of Directors on January 3, 2004 and June 22, 2004, as an incentive to continue employment with us. Without giving effect to this stock compensation, Mr. Maus' salary during fiscal 2004 was $150,000.

(3)  The Other Compensation amounts for Mr. Maus represent a vehicle allowance.

(4) The All Other Compensation for Mr. Maus represents $25,000 for services rendered during the past five years as a member of our Board of Directors. Mr. Maus received shares of our common stock with a fair value at date of issuance for these services. See "Director Remuneration" for further details.

(5) Mr. Siemens resigned his employment with Lifestream effective March 31, 2005. Mr. Siemens previously served as our Chief Operations Officer on an at will basis and received an annual salary of $125,000. Effective March 23, 2003, as we became critically short of operating cash, we and senior management mutually agreed to implement 33% reductions in all senior management salaries, reducing Mr. Siemens' salary from $150,000 to $100,000. One-half of these salary reductions were subsequently reinstated effective June 1, 2003, increasing Mr. Siemens' salary to $125,000. The current 16.5% reductions in all senior management salaries remain in effect as of the date of this prospectus and are expected to continue until we are able to obtain additional financing. Included in Mr. Siemens' fiscal 2004 salary is $25,489 of compensation Mr. Siemens received in shares of our common stock authorized by the Board of Directors on January 3, 2004 and June 22, 2004, as an incentive to continue employment with us. Without giving effect to this stock compensation, Mr. Siemens' salary during fiscal 2004 was $125,000. Mr. Siemens was entitled to participate in benefit plans made available to all employees. In addition, we paid for his family's health insurance coverage. Due to Mr. Siemens' termination, all vested stock options must be exercised by March 31, 2006, at which time all options expire.

(6)  Effective April 5, 2004, Mr. Sweezy resigned as our Chief Financial
     Officer.

(7) Included in Mr. Sweezy's fiscal 2004 salary is $19,468 of compensation Mr. Sweezy agreed to receive in shares of our common stock to improve our cash flow.

(8) We periodically engage Mr. Sweezy for consulting services as needed. Other Compensation for Mr. Sweezy includes $18,000 received for consulting services rendered through June 30, 2004, as well as, common stock issued to Mr. Sweezy under a consulting agreement with a fair value on the date of issuance of $12,950

(9) The Company agreed to allow its president and chief executive officer, Christopher Maus, to serve as a director and assist the purchaser of certain intellectual property rights in the initial phases of product development and rollout (see further discussion elsewhere in this prospectus under "Business - Secured Interactive Technology, Inc."). On March 1, 2005, Mr. Maus entered into an employment agreement with the purchaser whereby Mr. Maus will serve as Chairman of the Board and consultant to the purchaser for a period of two years ending March 1, 2007. Mr. Maus will receive annual compensation of $100,000 and a 10-year option to purchase up to 500,000 common shares of the purchaser, exercisable at $0.001 per share and vesting periodically upon reaching certain milestones as defined in the agreement. Mr. Maus has agreed to remain available to devote the majority of his time to our business operations, no adjustment is being made to Mr. Maus' current compensation from us, the amount of which had previously been reduced by mutual agreement as a cost cutting measure.

Mr. Maus is currently employed as our Chief Executive Officer on an at will basis and currently receives an annual salary of $150,000. In addition, Mr. Maus' 2004 salary above reflects additional compensation of $31,023 of compensation he received in shares of our common stock authorized by the Board of Directors to compensate Mr. Maus for a portion of the salary reductions taken in recent years, while still preserving our cash flow. Mr. Maus is entitled to participate in benefit plans made available to all employees. In addition, we pay for his family's health insurance coverage. Mr. Maus was granted 800,000 stock options with an exercise price of $1.50 per share, of which 300,000 are vested at this time, 100,000 vesting on December 31, 2004, and the remaining 400,000 vesting based upon achieving market capitalizations ranging from $100 million to $400 million. Any of the above unvested options vest immediately should we change ownership through sale, merger, acquisition and should Mr. Maus terminate his employment with us, any vested options can be exercised within two years of the termination date, at which time all options expire. Should Lifestream change ownership through sale, merger, acquisition, or stock exchange, Mr. Maus has agreed to continue employment with the acquiring company for two years and should we Mr. Maus' employment other than for cause, we agreed to pay Mr. Maus' current salary and health insurance coverage for nine months.

Jackson Connolly resigned his position as our VP - Product Development effective March 31, 2005. Mr Connolly was previously employed on an at will basis and received an annual salary of $72,930. Mr. Connolly was entitled to participate in benefit plans made available to all employees. In addition, we paid for his family's health insurance coverage.

Matt Colbert is currently employed as our VP - Finance and Interim Chief Financial Officer on an at will basis and currently receives an annual salary of $60,000. Mr. Colbert is entitled to participate in benefit plans made available to all employees. In addition, we are obligated to pay for his family's health insurance coverage.

EQUITY COMPENSATION PLAN INFORMATION
The following table sets forth information relating to equity compensation plans as of June 30, 2004:

                               NUMBER OF SECURITIES           WEIGHTED-AVERAGE        NUMBER OF SECURITIES REMAINING
                                 TO BE ISSUED UPON            EXERCISE PRICE OF       AVAILABLE FOR FUTURE ISSUANCE
                                    EXERCISE OF                  OUTSTANDING          UNDER EQUITY COMPENSATION PLAN
                               OUTSTANDING OPTIONS,           OPTIONS, WARRANTS      (EXCLUDING SECURITIES REFLECTED
                                WARRANTS AND RIGHTS              AND RIGHTS                    IN COLUMN A)
                               --------------------           -----------------      -------------------------------

Equity Compensation Plans Approved by Security Holders:
  o    1998 Employee
       Stock Option Plan               949,195                      $2.31                      1,050,805
  o    2002 Employee
       Stock Option Plan                    --                         --                      2,000,000
                                    ----------                      -----                     ----------
                                       949,195                      $2.31                      3,050,805

Equity Compensation Plans Not Approved by Security Holders:
  o    2004 Stock
       Compensation Plan             9,138,427 (2)                  $0.03                      8,098,030
  o    Other (1)                     3,906,612                      $1.68
                                    ----------                      -----                     ----------
Total                               13,994,234                      $0.65                     11,148,835
                                    ==========                      =====                     ==========

----------
(1) Comprised of options granted and/or restricted stock and warrants issued to employees and non-employees, including directors, consultants, advisers, suppliers, vendors, customers and lenders for purposes including to provide continued incentives, as compensation for services and/or to satisfy outstanding indebtedness to them.

(2) Does not include 7,763,543 shares of common stock issued as stock awards under the 2004 Stock Compensation Plan. The 2004 Stock Compensation Plan is being submitted to our stockholders for ratification at the Annual Meeting.

1998 Employee Stock Option Plan. We have reserved 2,000,000 shares of our Common Stock for issuance pursuant to stock options or stock appreciation rights granted under its 1998 Employee Stock Option Plan (hereinafter, "the 1998 Plan"). The 1998 Plan is administered by either the Board or its Compensation Committee, which determines, without limitation, the selection of the persons who will be granted options under the 1998 Plan, the type of options to be granted, the number of optioned shares and the option exercise price per share. The terms and conditions of each option grant may differ and will be set forth in the optionee's individual stock option agreement. Our officers, Directors, key employees and consultants and those of our subsidiaries are eligible to receive non-qualified stock options under the 1998 Plan. Only our officers, Directors and employees or those of our subsidiaries are eligible to receive incentive stock options.

2002 Employee Stock Option Plan. We have reserved 2,000,000 shares of our Common Stock for issuance pursuant to stock options or stock appreciation rights granted under its 2002 Stock Option Plan (hereinafter, "the 2002 Plan"). The 2002 Plan is administered by either the Board, or its Compensation Committee, which determines, without limitation, the selection of the persons who will be granted options under the 2002 Plan, the type of options to be granted, the number of optioned shares and the option exercise price per share. The terms and conditions of each option grant may differ and will be set forth in the optionee's individual stock option agreement. Our officers, Directors, key employees and consultants and those of our subsidiaries are eligible to receive non-qualified stock options under the 2002 Plan. Only our officers, Directors and employees or its subsidiaries are eligible to receive incentive stock options.

2004 Stock Compensation Plan. We have reserved 25,000,000 shares of its Common Stock for issuance pursuant to stock options, stock appreciation rights, restricted stock, deferred stock or other stock based awards granted under its 2004 Stock Compensation Plan (hereinafter, "the 2004 SCP"). The 2004 SCP is administered by either the Board, or its Compensation Committee, which determines, without limitation, the selection of the persons who will be granted awards under the 2004 SCP, the type of awards to be granted, the number of optioned or restricted shares and the option exercise price per share. The terms and conditions of each award may differ and will be set forth in the individual agreement. Our officers, Directors, key employees and consultants and those of its subsidiaries are eligible to receive non-qualified stock options under this Plan.

We have periodically granted outside of its established plans non-qualified stock options to purchase restricted shares of its Common Stock to key individuals it desired to recruit, retain or motivate. All such grants were approved by our Board. Each option was granted with an exercise price equal to, or in excess of, the market price of our common stock as of the date of grant.

The following table contains information concerning stock options granted to the Named Executive Officers during the most recently completed fiscal year ended June 30, 2004. All of the options issued to these officers during fiscal 2004 were issued under the 2004 Stock Compensation Plan and were fully vested at time of issuance.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
--------------------------------------------------------------------------------

                                        NUMBER OF      PERCENT OF TOTAL
                                       SECURITIES        OPTIONS/SARS
                                       UNDERLYING         GRANTED TO        EXERCISE OR
                                       OPTION/SARS       EMPLOYEES IN       BASE PRICE     EXPIRATION DATE
NAME                                   GRANTED (#)     FISCAL YEAR (%)       ($/SHARE)
----                                   -----------     ----------------     -----------    ---------------
Christopher Maus..........               4,984,597           54.5%            $0.03          6/22/14
Edward Siemens ...........               1,661,532           18.2%            $0.03          6/22/14

OPTION EXERCISES AND HOLDINGS
The following table provides information with respect to the Named Executive Officers regarding exercises of options/SARs during the most recently completed fiscal year ended June 30, 2004 and unexercised options/SARs held as of June 30, 2004.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
--------------------------------------------------------------------------------

                                                          NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED         IN-THE-MONEY
                              SHARES                        OPTIONS/SARS AT            OPTIONS/SARS AT
                             ACQUIRED                          FY-END (#)                FY-END (#)
                                ON          VALUE        ----------------------     --------------------
                             EXERCISE     REALIZED             EXERCISABLE/             EXERCISABLE/
NAME                            (#)          ($)              UNEXERCISABLE            UNEXERCISABLE (1)
----                         --------     --------       ----------------------     --------------------
Christopher Maus.....            --          --             5,706,597/600,000               $0/$0
Edward Siemens.......            --          --             2,070,032/286,500               $0/$0

----------
(1) Based upon the market price of $0.029 per share on June 30, 2004, determined on the basis of the closing selling price per share of our Common Stock on the Over-The-Counter Bulletin Board, less the option exercise price payable per share.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal 2004, the Board of Directors approved, and we subsequently issued, 2,288,002 shares of common stock to the following officers, in consideration for a reduction in wages and as an incentive to continue employment with us:

                                                                               AMOUNT OF WAGE
    NAME                   TITLE                              SHARES (#)        REDUCTION ($)
    ----                   -----                              ----------        -------------
    Christopher Maus       President & Chief Executive
                           Officer                             820,001             29,869
    Edward Siemens         Former Chief Operating Officer      673,714             24,528
    Brett Sweezy           Former Chief Financial Officer      514,286             19,468
    Jackson Connolly       Former VP - Product Development     280,001             10,599
                                                              --------             ------
                                                              2,288,002            84,464
                                                              =========            ======

Effective April 28, 2004, the Board approved each member of the Board be granted common shares equal to $5,000 per year for up to five years of past service to us. As a result 3,499,999 common shares were subsequently issued to members of the Board for $105,000 of services performed as follows:

                                                                BOARD COMPENSATION
                        BOARD MEMBER           SHARES (#)               ($)
                        ------------           ----------       ------------------
                        Christopher Maus         833,333              25,000
                        Robert Boyle             833,333              25,000
                        Michael Crane            833,333              25,000
                        William Gridley          833,333              25,000
                        Neil Luckianow           166,667               5,000
                                               ---------             -------
                                               3,499,999             105,000
                                               =========             =======

Effective April 5, 2004, we engaged Brett Sweezy, CPA as a financial consultant through June 30, 2004. Mr. Sweezy was previously our Chief Financial Officer through April 4, 2004. We believe that the terms of our consulting arrangement with Mr. Sweezy are at least as favorable to us as we could obtain from other consultants with similar expertise and experience. For the fiscal year ended June 30, 2004, we paid Mr. Sweezy consulting fees of $30,950.

On September 1, 2003, we engaged NCL & Associates, LLC, as a commissioned sales agent. Neil Luckianow, who became a member of our Board on October 16, 2003, is the Principal of NCL & Associates, LLC. We believe that the terms of our arrangements with NCL & Associates, LLC are at least as favorable to us as we could obtain from an unrelated third party performing similar services. For each of the two years ended June 30, 2004 and 2003, we paid NCL & Associates, LLC commissions of $ 3,444 and $0, respectively.

During fiscal 2003, Robert Boyle, a member of our Board, and Brett Sweezy, our former Chief Financial Officer, purchased 50,000 and 97,500 common shares, respectively, pursuant to our private placement of common shares. These common shares were purchased by Mssrs. Boyle and Sweezy at the same $0.10 per share price paid by all investors in this offering.

Through fiscal 2001, the Board periodically approved the advancement of funds to Christopher Maus, our Chairman of the Board, President and Chief Executive Officer. The underlying promissory note was unsecured, had a stated interest rate of 8.75% and required bi-weekly repayments of principal and interest through May 23, 2014. On May 1, 2002, the Board indefinitely suspended the bi-weekly servicing requirement. During fiscal 2002, Mr. Maus made principal repayments of $61,621, which included the application of a $60,000 bonus awarded by the Board to Mr. Maus for his fiscal 2002 performance. On August 29, 2003, the Board awarded Mr. Maus a $3,389 bonus for his fiscal 2003 performance with such bonus applied in its entirety against the accrued interest on the outstanding note receivable balance. On June 22, 2004, the Board awarded Mr. Maus a $48,840 bonus for his fiscal 2004 performance with a portion of such bonus applied to the note receivable balance reducing the outstanding balance to $0 at June 30, 2004.

During fiscal 2001 and 2002, we conducted a private placement offering of unsecured convertible notes from which it received $7,647,500 in proceeds. For every two dollars of note principal, the holder received a detachable stock purchase warrant allowing for the purchase of a share of our common stock at

$2.50 per share. RAB Europe Fund Ltd., together with its affiliates (hereinafter "RAB"), purchased notes having an aggregate principal face amount of $5,470,000. RAB beneficially owns in excess of 5% of our common stock. The notes issued to RAB exclusively contained an anti-dilution provision providing for a formula-driven, then indeterminable downward adjustment of their conversion rate should we subsequently issue common shares at a price below the conversion rate while such notes remained outstanding. In connection with the preceding offering, we agreed to pay certain individuals and entities, including RAB, each a commission, payable in common shares, equal to five percent of the offering proceeds they procured. RAB earned and received commissions of $120,000 in fiscal 2002.

During fiscal 2003, the conversion rate of the notes held by RAB was adjusted downward from the original $1.00 per common share to $0.10 per common share in connection with a private placement of our common stock at $0.10 per share that commenced in March 2003. RAB was also granted a one-time right to convert a portion of the debentures after the closing of any subsequent private offering at less than $0.10 per common share (limited to 9.99% ownership). Concurrently, we obtained RAB's agreement to forfeit its prospective anti-dilution rights and to cancel the stock purchase warrants held by it in exchange for 1,000,000 shares of our common stock. The aggregate fair value assigned to the common shares of $100,000 was recognized by us as a financing cost in fiscal 2003. As of the date of this prospectus, notes with an aggregate principal face amount of $2,980,000 remain outstanding that accrue interest at the prime rate plus two percent (6.25% as of the date of this prospectus) and become due and payable on various dates between July 1, 2006 and November 20, 2006, all of which are held by RAB. In November 2004, RAB Europe Fund Ltd assigned these outstanding notes to its affiliate RAB Special Situations LP.

In November 2004, RAB Special Situations LP entered into an agreement with the Holder of Lifestream's note payable, under which the Holder assigned to RAB Special Situations LP all of their right, title and interest under the note payable. At the time of the assignment, the outstanding amount due under the note payable was $920,323. Subsequently, Lifestream and RAB Special Situations LP entered into a series of amendments to the note payable and related loan documents under which:

     o the aggregate amount of the note was increased from $920,323 to $2,869,740, after giving effect to an original issue discount in the amount of $449,417;
     o $974,709 of the increase was funded November 12, 2004 resulting in net cash proceeds to us of $750,000;
     o $974,708 of the increase was funded December 15, 2004, resulting in net cash proceeds to us of $750,000;
     o the new loan balance of $2,869,740 is to be repaid in monthly installments of $100,000 commencing May 1, 2005, with the outstanding balance becoming due and payable on February 1, 2006;
     o we paid a commitment fee to induce the principal stockholder to enter into the series of amendments in the amount of $500,000, paid by issuance of a promissory note (commitment fee note) which is payable on February 1, 2006, in cash or, at our option, in shares of its common stock at a 20% discount to market. The commitment fee note is also convertible at the option of the note holder at a conversion price of $.05 per, subject to adjustment;
     o we agreed to use our best efforts to file a registration statement covering the shares issuable under the commitment fee note, and
     o the note payable continues to be secured by substantially all of Lifestream's assets.

As an inducement to modify the terms of the above note payable, we reduced the conversion rate on the $3,840,000 then outstanding notes payable held by RAB from $0.10 to $0.05In January 2005, $860,000 of the note payable was converted at $0.05, resulting in $2,980,000 note payable principle remaining as of the date of this prospectus.

During fiscal 2002, we executed an agreement with Michael Crane, a principal shareholder and member of the Board, whereby we repaid $200,000 in outstanding principal and accrued interest against debt obligations incurred to Mr. Crane during fiscal 2001 and issued Mr. Crane an unsecured convertible note for the remaining $469,984 aggregate principal balance. The note accrued interest at the prime rate plus two percent, was immediately convertible at Mr. Crane's option into common stock of our at a rate of $1.00 per share, and was to become due and payable on August 1, 2003. In connection with the preceding agreement, we issued Mr. Crane 40,000 common shares and warrants allowing him to purchase 134,000 additional common shares at $1.00 per share. The agreement further stipulated that for every subsequent quarter the note remained outstanding that we would issue Mr. Crane additional warrants for the purchase of 23,500 common shares at $1.00 per share. The aggregate fair value assigned to the common shares and warrants of $322,159 was recognized by us as a financing cost in fiscal 2002. During fiscal 2003, Mr. Crane agreed to convert the $469,984 principal balance, as well as $58,622 in accrued interest thereon, into 5,286,060 common shares, concurrent with a private placement by us of our common stock to unrelated parties at $0.10 per share. As of the date of this prospectus, there are no warrants or principal balances outstanding related to this transaction.

                          SECURITY OWNERSHIP OF CERTAIN
                      BENEFICIAL OWNERS AND MANAGEMENT (1)

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of the date of this prospectus by (a) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (b) each director, (c) each of the Named Executive Officers and (d) all current directors and executive officers as a group. A person is also deemed to be a beneficial owner of any securities to which the person has the right to acquire beneficial ownership within sixty days. All shares are subject to the named person's sole voting and investment power unless otherwise indicated.

                                                                                  SHARES         PERCENT OF SHARES
                                                                               BENEFICIALLY        BENEFICIALLY
         NAME AND ADDRESS OF BENEFICIAL OWNER (2)                                 OWNED              OWNED (3)
         ----------------------------------------                              ------------      -----------------
         DIRECTORS AND OFFICERS
         ----------------------

             Christopher Maus (4).....................................          10,066,131                 4.14%

             Michael Crane (5)........................................           6,792,926                 2.86%

             Robert Boyle (6).........................................             989,233          Less than 1%

             Neil Luckianow...........................................             166,667          Less than 1%

             Edward Siemens (7).......................................           2,867,631                 1.20%

             All Directors and Officers as a Group (8 persons) (8)....          23,403,899                 9.48%


         OTHER BENEFICIAL OWNERS:
         ------------------------

             RAB Special Situations LP (9)............................          24,223,333                 9.99%
                 c/o RAB Partners Ltd
                 No. 1 Adam Street
                 London W2CN 6LE
                 United Kingdom

----------
(1) Based upon information furnished to us by the beneficial owners or otherwise obtained from our stock transfer books.

(2) Unless otherwise indicated, the business address for each beneficial owner is c/o Lifestream Technologies, Inc., 510 Clearwater Loop, Suite 101, Post Falls, Idaho 83854.

(3) Percentage of ownership includes 237,168,735 actual shares of Common Stock outstanding on the date of this prospectus. Shares of Common Stock subject to stock options or warrants that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, and shares of Common Stock subject to convertible term notes that are currently convertible or will become convertible within 60 days of the date of this prospectus, are deemed outstanding for computing the beneficial ownership percentage of the person or group holding such options, warrants and notes, but are not deemed outstanding for computing the percentage of any other person or group.

(4)  Includes 5,806,597 shares issuable upon exercise of options.

(5)  Includes 72,000 shares issuable upon exercise of options.

(6)  Includes 122,000 shares issuable upon exercise of options.

(7)  Includes 2,189,532 shares issuable upon exercise of options.

(8)  Includes 9,608,249 shares issuable upon exercise of options.

(9) RAB Special Situations LP owns convertible term notes of ours in the amount of $2,980,000 and $500,000 that can be converted at $0.05 per share into an aggregate of 69,600,000 shares of our Common Stock. However, RAB Special Situations LP does not have the right to convert any debt, to the extent such conversion would cause RAB Special Situations LP, together with its affiliates, to have acquired a number of shares of our Common Stock during the 60-day period ending on the date of conversion which, when added to the number of shares of our Common Stock held at the beginning of such 60-day period, would exceed 9.99% of the number of shares of our Common Stock then outstanding. Lifestream also may not elect to pay the convertible notes through the issuance of our common stock if such issuance would cause RAB to exceed the 9.99% limitation on beneficial ownership. The number of shares beneficially owned by RAB Special Situations LP in the table above, reflects this limitation.

                            DESCRIPTION OF SECURITIES

Lifestream is currently authorized to issue up to 750,000,000 shares of common stock, par value $.001 per share and 15,000,000 shares of preferred stock, par value $.001 per share. As of the date of this prospectus, there are 237,168,735 shares of common stock and no shares of preferred stock outstanding.

On December 1, 2003, a special meeting of our stockholders was held, at which, stockholders authorized an increase in the number of shares of common stock we are authorized to issue from 100,000,000 to 250,000,000. On the October 15, 2003 record date for the meeting, there were 99,741,024 shares of common stock issued and outstanding. At the meeting, holders of 74,504,565 shares of common stock were present, in person or by proxy. Of the shares present, 72,982,396 shares were voted in favor of the increase in authorized shares, 1,371,492 shares were voted against the increase and 150,677 shares abstained.

On April 28, 2004, a special meeting of our stockholders was held, at which, stockholders authorized an increase in the number of shares of common stock we are authorized to issue from 250,000,000 to 750,000,000. On the March 4, 2004 record date for the meeting, there were 154,475,276 shares of common stock issued and outstanding. At the meeting, holders of 108,649,129 shares of common stock were present, in person or by proxy. Of the shares present, 104,064,854 shares were voted in favor of the increase in authorized shares, 4,327,267 shares were voted against the increase and 257,008 shares abstained.

COMMON STOCK
Subject to the dividend rights of preferred stockholders, common stockholders share dividends on a proportionate basis, as may be declared by the board of directors. Upon our liquidation, dissolution or winding up, after payment to creditors and holders of our outstanding preferred stock, our remaining assets, if any, would be divided proportionately on a per share basis among the holders of our common stock.

Each share of our common stock has one vote. Holders of our common stock do not have cumulative voting rights. This means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. In that event, the holders of the remaining shares will not be able to elect any directors. Our by-laws provide that a majority of the outstanding shares of our common stock are a quorum to transact business at a stockholders' meeting. Our common stock has no preemptive, subscription or conversion rights. Also, our common stock is not redeemable.

PREFERRED STOCK
We are authorized to issue a total of 15,000,000 shares of preferred stock, par value $.001 per share. Our board of directors may issue preferred stock by resolutions, without any action of the stockholders. These resolutions may authorize issuance of preferred stock in one or more series. In addition, the board of directors may fix and determine all privileges and rights of the authorized preferred stock series including:

     o    dividend and liquidation preferences,
     o    voting rights,
     o    conversion privileges, and
     o    redemption terms.

We include preferred stock in our capitalization to improve our financial flexibility. However, we could use preferred stock to preserve control by present management, in the event of a potential hostile takeover. In addition, the issuance of large blocks of preferred stock could have a dilutive effect to existing holders of our common stock.

We have neither created any series of preferred stock nor issued any shares of preferred stock as of the date of this prospectus.

TRANSFER AGENT
The transfer agent for the shares of our common stock is Nevada Agency and Trust Company, 50 West Liberty, Suite 880, Reno, Nevada 89501.

INDEMNIFICATION AND RELATED MATTERS
As permitted by the Nevada General Corporation Law, our articles of incorporation require that, to the maximum extent and in the manner permitted by the Nevada General Corporation Law, we indemnify each of our directors and officers against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was acting as our agent. In general, Nevada law provides that a corporation may indemnify any person who, is or is threatened to be made a party to any legal proceeding, by reason of the fact that such person was an officer, director, employee or agent of the corporation, provided such person has acted in good faith and in a manner which he or she reasonably believed in or not opposed to the best interests of the corporation and, with respect to a criminal proceeding, had no cause to believe his or her conduct was not illegal. Subject to the preceding sentence, in the event of a proceeding by or in the right of the corporation in which the person to be indemnified is found to be liable to the corporation, indemnification may only be provided to such person to the extent permitted by a court.

In addition, under our articles of incorporation, our directors shall not be personally liable to us or our stockholders for monetary damages for conduct as a director or for breach of fiduciary duty as a director, except for liability of the director (a) for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law by the director, (b) for conduct violating provisions of Nevada law relating to the improper payment of dividends or unlawful stok redemptions or repurchases, or (c) for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If Nevada law is amended in the future to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted by Nevada law, as so amended, without any requirement of further action by the stockholders.

The effect of these provisions is that under our articles of incorporation and Nevada law, a person could be indemnified against liabilities under the Securities Act of 1933, as amended. However, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and officers, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

                            SELLING SECURITY HOLDERS

ASSIGNMENT OF AND MODIFICATIONS TO NOTE PAYABLE
On November 8, 2004, RAB Special Situations LP, an affiliate of a principal stockholder of Lifestream, entered into an agreement with the holder of Lifestream's note payable, under which the holder assigned to RAB Special Situations LP all of their right, title and interest under the note payable. At the time of the assignment, the outstanding amount due under the note payable was $920,323.

Subsequently, Lifestream and RAB Special Situations LP entered into a series of amendments to the note payable and related loan documents, the terms of which are described elsewhere in this prospectus.

In connection with the amended loan documents, we paid a $500,000 commitment fee to induce the principal stockholder to enter into the amendments, paid by our issuance of a convertible promissory note that is payable on February 1, 2006, in cash or, at our option, in shares of our common stock at a 20% discount to market. The promissory note is also convertible at the option of the note holder at a conversion price of $.05 per share, subject to adjustment.

We agreed to file a registration statement covering the shares issuable under the commitment fee note. This prospectus covers the resale of those shares.

The number of shares issuable upon conversion of the convertible promissory note and the conversion price are subject to adjustment in the event of:

     o stock splits, subdivisions, dividends and combinations and/or reclassifications or our common stock;
     o    distributions on account of our common stock; and/or
     o issuance of additional common stock upon the completion of certain equity financings at less than the conversion price of the convertible promissory note.

In connection with this transaction, Lifestream agreed to reduce the conversion rate of $3,840,000 previously outstanding convertible debentures held by RAB Europe Fund, Ltd, an affiliate of RAB Special Situations LP, from $0.10 to $0.05. Conversion of all outstanding convertible notes payable with these two entities is limited to the extent such exercise would not result in their beneficial ownership of 9.9% or more of our then outstanding common shares

OTHER SHARES COVERED BY THIS PROSPECTUS
This prospectus also covers an aggregate of 10,800,000 shares of our common stock as follows:

     o On October 29, 2004, we issued 4,800,000 shares of our common stock to the James C. Czirr Trust, as the designee of James C. Czirr, in consideration of services rendered under a three-month agreement dated September 8, 2004, to develop and implement an investor relations program for us.
     o On January 11, 2005, we issued 3,000,000 shares of our common stock to Equitilink LLC under a four-month agreement dated January 11, 2005 to implement and maintain a program directed to its subscriber base to increase the investment community's awareness of our products and operations.
     o On January 11, 2005 we issued 3,000,000 shares of our common stock to Bernard Schmitt, as designee of Market Pulse, under a four month agreement dated January 11, 2005 to develop and coordinate a program directed to its subscriber base to increase public awareness of Lifestream through the preparation and dissemination of newsletters and website profiles.

In connection with each of the foregoing agreements, we agreed to register the resale of our common stock issued thereunder.

OWNERSHIP TABLE
The following table sets forth:
     o    the name of each selling security holder;
     o the amount of common stock owned beneficially by each selling security holder (which includes those shares underlying the convertible debentures);
     o the number of shares that may be offered by each selling security holder pursuant to this prospectus;
     o the number of shares to be owned by each selling security holder assuming sale of the shares covered by this prospectus; and
     o the percentage of our common stock to be owned by each selling security holder assuming sale of the shares covered by this prospectus (based on 237,168,735 shares of common stock of Lifestream outstanding as of the date of this prospectus), as adjusted to give effect to the issuance of shares upon the exercise of the named selling security holder's warrants, but no other person's warrants.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to outstanding voting securities, as well as any voting securities that the person has the right to acquire within 60 days, through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent.

We may amend or supplement this prospectus, from time to time, to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling security holders upon termination of this offering. We have, therefore, assumed for purposes of the following table, that the selling security holders will sell all of the shares owned beneficially by them, which are covered by this prospectus, but will not acquire or sell any other shares of our common stock.

                                                                                           NUMBER OF SHARES
                                               NUMBER OF SHARES         NUMBER OF SHARES     OWNED AFTER        PERCENT AFTER
NAME OF SELLING SECURITY HOLDER               BENEFICIALLY OWNED          TO BE OFFERED        OFFERING            OFFERING
-------------------------------               ------------------        ----------------   ----------------     -------------
RAB Special Situations LP                       24,223,333 (1)             20,833,333            3,390,000(1)        1.4%(1)
Equitilink LLC                                   3,000,000 (2)              3,000,000                    -            --
Bernard Schmitt                                  3,000,000                  3,000,000                    -            --
James C. Czirr Trust                             4,800,000                  4,800,000                    -            --
                                                ----------                 ----------            ---------           ---
TOTAL                                           35,023,333                 31,633,333            3,390,000
                                                ==========                 ==========            =========           ===

----------
 *   less than 1%

(1) RAB Special Situations LP owns convertible term notes of ours that can be converted into 69,600,000 shares of our Common Stock. However, RAB Special Situations LP does not have the right to convert any debt, to the extent such conversion would cause RAB Special Situations LP, together with its affiliates, to have acquired a number of shares of our Common Stock during the 60-day period ending on the date of conversion which, when added to the number of shares of our Common Stock held at the beginning of such 60-day period, would exceed 9.99% of the number of shares of our Common Stock then outstanding. The number of shares beneficially owned by RAB Special Situations LP in the table above, reflects this limitation. Richard Phillip Richards, Director- RAB Special Situations LP, makes decisions on behalf of the selling security holder relating to voting, investment and disposition of the shares registered to RAB Special Situations LP. Mr. Richards disclaims beneficial ownership of the securities registered in the name of the selling security holder.
(2) Tom Mahoney makes decisions on behalf of the selling security holder relating to voting, investment and disposition of the shares registered to Equitilink LLC. Mr. Mahoney disclaims beneficial ownership of the securities registered in the name of the selling security holder.

Lifestream agreed to pay for all costs and expenses in the issuance, offer, sale and delivery of the shares of our common stock. These include all expenses and fees of preparing, filing and printing the registration statement and mailing of these items. Lifestream will not pay selling commissions and expenses for any sales by the selling security holders, but will indemnify the selling security holders against civil liabilities including liabilities under the Securities Act of 1933.

                              PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
     o an exchange distribution in accordance with the rules of the applicable exchange;
     o    privately negotiated transactions;
     o    settlement of short sales;
     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
     o    a combination of any such methods of sale; and
     o    any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares, commissions as described above.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus; provided that, if the change is material, we will file a post effective amendment to the registration statement of which this prospectus forms a part, including modifications to this prospectus amending the list of selling stockholders to include the pledgees, transferees or other successors-in-interest.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case, a supplement to this prospectus will be filed to disclose appropriate information about the transferees, unless the change is material in which case we will file a post-effective amendment to the registration statement of which this prospectus forms a part.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

                                  LEGAL MATTERS

Schneider Weinberger & Beilly LLP has reviewed the validity of the issuance of the shares of common stock offered by this prospectus. Schneider Weinberger & Beilly LLP is located at 2200 Corporate Blvd., NW, Boca Raton, Florida 33431.

                                     EXPERTS

The financial statements of Lifestream Technologies, Inc. as of and for the fiscal years ended June 30, 2004 and 2003, appearing in this prospectus have been audited by BDO Seidman, LLP, independent registered public accountants, to the extent and for the periods set forth in their report (which contained an explanatory paragraph regarding the Company's ability to continue as a going concern) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

We have filed with the SEC the registration statement on Form SB-2 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement, and these statements are qualified in their entirety by reference to the contract or document.

The registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. You may request copies of these documents by writing to the Securities and Exchange Commission and paying the required fee for copying. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of their public reference room. Copies of our filings are also available at the Securities and Exchange Commission website at http://www.sec.gov.

The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system. Following the effective date of the registration statement relating to this prospectus, we will continue to be subject to the reporting requirements of the Exchange Act and in accordance with these requirements, will continue to file annual, quarterly and special reports, and other information with the SEC. We also intend to furnish our stockholders with annual reports containing audited financial statements and other periodic reports as we think appropriate or as may be required by law.

Copies of our SEC filings and other information about us are also available on our website at http://www.lifestreamtech.com. The information on our website is neither incorporated into, nor a part of, this prospectus.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----

Report of Independent Registered Public Accounting Firm....................F-2
Consolidated Balance Sheets................................................F-3
Consolidated Statements of Loss............................................F-5
Consolidated Statements of Changes in Stockholders' Deficit................F-6
Consolidated Statements of Cash Flows......................................F-7
Notes to Consolidated Financial Statements.................................F-9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of
Lifestream Technologies, Inc. and Subsidiaries
Post Falls, Idaho

We have audited the accompanying consolidated balance sheets of Lifestream Technologies, Inc. and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of loss, changes in stockholders' deficit and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lifestream Technologies, Inc. and subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the accompanying consolidated financial statements, the Company has incurred substantial operating and net losses, as well as negative operating cash flows, since its inception. As a result, the Company has negative working capital and a stockholders' deficit, including a substantial accumulated deficit, at June 30, 2004. The aforementioned factors raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            /s/ BDO Seidman, LLP

Spokane, Washington
August 16, 2004

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                 ASSETS (Note 2)

                                                                                       JUNE 30,
                                                                                -----------------------
                                                                                   2004         2003
                                                                                ----------   ----------
Current assets:
   Cash and cash equivalents (Note 11) ......................................   $  590,196   $1,370,126
   Restricted cash held in escrow (Note 11) .................................       25,293           --
   Accounts receivable, net of allowance for doubtful accounts of
     $298,398 and $453,645, respectively (Notes 4 and 11)....................      495,460      269,398
   Inventories, net (Notes 5 and 11) ........................................      749,304    1,612,590
   Prepaid expenses .........................................................      164,912       38,506
                                                                                ----------   ----------
Total current assets ........................................................    2,025,165    3,290,620
Property and equipment, net (Notes 6, 11 and 12) ............................      339,207      647,527
Patent rights, net of accumulated amortization of $1,639,794 and $1,556,851
     Notes 11 and 17) .......................................................      480,002      562,945
Deferred financing costs (Note 13) ..........................................      609,467      422,897
Note receivable - officer (Note 7) ..........................................           --       38,728
Other .......................................................................      158,336      115,208
                                                                                ----------   ----------
Total assets ................................................................   $3,612,177   $5,077,925
                                                                                ==========   ==========

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                 LIABILITIES AND STOCKHOLDERS' DEFICIT (NOTE 2)

                                                                                          JUNE 30,
                                                                                 ----------------------------
                                                                                     2004            2003
                                                                                 ------------    ------------
Current liabilities:
   Accounts payable ..........................................................   $    940,889    $  2,173,720
   Accrued liabilities (Note 9) ..............................................        827,795         766,047
   Deferred income (Note 10) .................................................             --         250,000
   Current maturities of notes payable (Note 11) .............................      1,169,031         900,000
   Current maturities of capital lease obligations (Note 12)..................         28,148         147,964
                                                                                 ------------    ------------
Total current liabilities ....................................................      2,965,863       4,237,731
Note payable, less current maturities (Note 11) ..............................             --       1,069,932
Capital lease obligations, less current maturities (Note 12) .................          5,880          42,754
Convertible notes, principal face amounts of $6,036,376 and $5,270,000,
   respectively (Note 13) ....................................................      2,703,961       2,386,082
                                                                                 ------------    ------------
Total liabilities ............................................................      5,675,704       7,736,499

Commitments and contingencies (Notes 9, 11, 12, 13, 15, 16 and 17)

Stockholders' deficit (Notes 14 and 15):
   Preferred stock, $.001 par value; 15,000,000 shares authorized; none issued
     or outstanding ..........................................................             --              --
   Common stock, $.001 par value; 750,000,000 and 100,000,000 shares authorized, respectively; 181,341,686 and 92,894,590 issued and
     outstanding, respectively ...............................................        181,342          92,895
   Additional paid-in capital ................................................     54,425,383      39,511,226
   Accumulated deficit .......................................................    (56,670,252)    (42,262,695)
                                                                                 ------------    ------------
Total stockholders' deficit ..................................................     (2,063,527)     (2,658,574)
                                                                                 ------------    ------------
Total liabilities and stockholders' deficit ..................................   $  3,612,177    $  5,077,925
                                                                                 ============    ============

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF LOSS

                                                                           FISCAL YEAR      FISCAL YEAR
                                                                              ENDED            ENDED
                                                                          JUNE 30, 2004    JUNE 30, 2003
                                                                          -------------    -------------
Net sales .............................................................   $   2,603,257    $   4,236,653
Cost of sales .........................................................       2,698,673        3,516,827
                                                                          -------------    -------------
Gross profit (loss) ...................................................         (95,416)         719,826
                                                                          -------------    -------------
Operating expenses:
     Sales and marketing ..............................................       2,142,092        1,003,543
     General and administrative .......................................       2,672,043        3,245,396
     Product research and development .................................          57,510          296,963
     Depreciation and amortization ....................................         309,656          442,432
     Loss on disposal of equipment ....................................          87,756           12,969
                                                                          -------------    -------------
Total operating expense ...............................................       5,269,057        5,001,303
                                                                          -------------    -------------
Loss from operations ..................................................      (5,364,473)      (4,281,477)
                                                                          -------------    -------------
Non-operating income (expense):
     Interest income ..................................................           8,476           17,624
     Amortization of convertible notes discount (Note 13) .............      (5,798,503)      (1,703,431)
     Interest and financing expenses (Notes 11 and 13) ................      (2,662,394)      (1,733,437)
     Amortization of deferred financing costs (Notes 11 and 13)........        (815,838)        (349,835)
     Gain on unexercised option and purchase agreement (Note 10) ......         250,000               --
     Other, net .......................................................         (24,825)         (56,389)
                                                                          -------------    -------------
Total non-operating expense, net ......................................      (9,043,084)      (3,825,468)
                                                                          -------------    -------------
Net loss ..............................................................   $ (14,407,557)   $  (8,106,945)
                                                                          =============    =============
Net loss per common share - basic and diluted .........................   $       (0.11)   $       (0.24)
                                                                          =============    =============

Weighted average number of common shares outstanding -
   basic and diluted ..................................................     127,862,844       33,229,702
                                                                          =============    =============

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

                                                               COMMON STOCK            ADDITIONAL
                                                        ---------------------------      PAID-IN      ACCUMULATED
                                                           SHARES         AMOUNT         CAPITAL         DEFICIT         TOTAL
                                                        ------------   ------------   ------------    ------------    ------------

Balances as of July 1, 2002 .........................     24,967,997   $     24,968   $ 32,805,527    $(34,155,750)   $ (1,325,255)

Common stock issued for cash, net of issuance
   costs (Note 14) ..................................     34,837,500         34,838      3,448,912              --       3,483,750

Common stock issued for services (Note 14) ..........      4,567,140          4,567        468,397              --         472,964

Common stock issued upon conversion of
   convertible debt and accrued interest
   (Note 14) ........................................     22,901,730         22,902      2,267,272              --       2,290,174

Common stock issued in settlement of a stock
   purchase agreement dispute (Note 14) .............      1,040,816          1,041         (1,041)             --              --

Retroactive issuance of additional note
   conversion shares to a principal shareholder
   (Note 14) ........................................      4,579,407          4,579        453,362              --         457,941

Compensatory stock options issued for services
     (Note 15) ......................................             --             --         68,797              --          68,797

Net loss ............................................             --             --             --      (8,106,945)     (8,106,945)
                                                        ------------   ------------   ------------    ------------    ------------

Balances as of June 30, 2003 ........................     92,894,590         92,895     39,511,226     (42,262,695)     (2,658,574)

Common stock issued for services (Note 14) ..........      1,505,844          1,506        204,981              --         206,487

Common stock issued for loan issuance costs
   (Note 11) ........................................      2,593,333          2,593        189,107              --         191,700

Common stock issued to employees for services
     (Note 14) ......................................        975,669            976        116,105              --         117,081

Common stock issued for cash upon conversion of
   warrants, net of issuance costs (Note 14).........      6,538,461          6,538        320,385              --         326,923

Common stock issued upon conversion of
   convertible debt and accrued interest
      (Note 14) .....................................     76,833,789         76,834      6,107,690              --       6,184,524

Beneficial conversion feature and fair value of
   warrants issued with the convertible debt
   (Notes 13 and 14) ................................             --             --      7,975,889              --       7,975,889

Net loss ............................................             --             --             --     (14,407,557)    (14,407,557)
                                                        ------------   ------------   ------------    ------------    ------------
Balances as of June 30, 2004 ........................    181,341,686   $    181,342   $ 54,425,383    $(56,670,252)   $ (2,063,527)
                                                        ============   ============   ============    ============    ============

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             FISCAL YEAR    FISCAL YEAR
                                                                               ENDED           ENDED
                                                                           JUNE 30, 2004   JUNE 30, 2003
                                                                           -------------   -------------

Cash flows from operating activities:
   Net loss ............................................................   $(14,407,557)   $ (8,106,945)
   Non-cash items:
     Depreciation and amortization of property and equipment and patent
       and license rights ..............................................        309,656         442,432
     Amortization of convertible debt discount (Note 13) ...............      5,798,503       1,703,431
     Amortization of deferred financing costs (Notes 11 and 13) ........        815,838         349,835
     Provision for (recovery of) doubtful accounts .....................       (155,247)        407,905
     Increase (reduction) in inventory valuation allowance .............       (353,759)        315,734
     Bonus compensation applied to note receivable - officer (Note 7) ..         38,728              --
     Loss on disposal of equipment .....................................         87,756          12,969
     Retroactive issuance of additional note conversion shares to a
       principal shareholder as an inducement (Note 14) ................             --         457,941
     Issuances of compensatory common stock, options and warrants for
       employee and non-employee services (Note 14) ....................        323,568         296,922
     Beneficial conversion feature of convertible debt issued to related
       party (Note 13) .................................................      1,728,889              --
   Net changes in assets and liabilities:
     Accounts receivable ...............................................        (70,815)       (369,285)
     Inventories .......................................................      1,217,045         658,301
     Prepaid expenses ..................................................       (126,406)        107,607
     Accounts payable ..................................................     (1,232,831)        802,345
       Accrued liabilities .............................................        765,648         461,075
     Deferred income (Note 10) .........................................       (250,000)        250,000
     Change in other non-current assets ................................        148,572            (423)
                                                                           ------------    ------------
Net cash used in operating activities ..................................     (5,362,412)     (2,210,156)
                                                                           ------------    ------------
Cash flows from investing activities:
   Capital expenditures ................................................         (6,149)        (16,407)
                                                                           ------------    ------------
Net cash used in investing activities ..................................         (6,149)        (16,407)
                                                                           ------------    ------------
Cash flows from financing activities:
   Proceeds from issuances of convertible notes, net (Note 13)..........      5,244,592              --
   Proceeds from sales of common stock  (Note 14) ......................        326,923       3,483,750
   Payments on capital lease obligations (Note 12) .....................       (156,690)        (42,527)
   Payments of borrowings under credit facility (Note 11) ..............             --        (251,086)
   Payments on notes payable (Note 11) .................................       (800,901)        (33,302)
   Payments on convertible notes (Note 13) .............................             --        (750,000)
   Restricted cash equivalent (Note 11) ................................        (25,293)        600,000
                                                                           ------------    ------------
Net cash provided by financing activities ..............................      4,588,631       3,006,835
                                                                           ------------    ------------
Net increase (decrease) in cash and cash equivalents ...................       (779,930)        780,272
Cash and cash equivalents at beginning of year .........................      1,370,126         589,854
                                                                           ------------    ------------
Cash and cash equivalents at end of year ...............................   $    590,196    $  1,370,126
                                                                           ============    ============

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             FISCAL YEAR    FISCAL YEAR
                                                                               ENDED           ENDED
                                                                           JUNE 30, 2004   JUNE 30, 2003
                                                                           -------------   -------------

Supplemental schedule of cash activities:
   Interest paid in cash................................................   $  264,277      $  459,398

Supplemental schedule of non-cash  financing activities:
   Discount on beneficial conversion feature and fair value of
     detachable stock warrants (Note 13) ...............................   $6,247,000      $       --
   Convertible notes and accrued interest converted to common
     stock (Note 14) ...................................................   $6,184,524      $2,290,174
   Issuance of common stock in exchange for financing costs
      (Notes 11 and 14) ................................................   $  191,700      $  807,941

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS AND ORGANIZATIONAL STRUCTURE
Lifestream Technologies, Inc., together with its wholly-owned subsidiaries (the "Company"), is a Nevada corporation headquartered in Post Falls, Idaho, and is a marketer of a proprietary cholesterol monitor for at-home use by health conscious consumers and at-risk medical patients. Through regular monitoring of one's total cholesterol level, an individual can continually assess their susceptibility to developing cardiovascular disease. Once diagnosed with an elevated total cholesterol level, regular at-home testing with one of our cholesterol monitors enables a patient to readily ascertain the benefits derived from diet modification, an exercise regimen and/or a drug therapy, thereby reinforcing their continuing compliance with an effective cholesterol-lowering program. The Company also markets and sells dry-chemistry test strips utilized with its cholesterol monitor for measuring total cholesterol.

The Company's current base of customers primarily consists of national and regional drug store chains, and, to a lesser extent, pharmacy-featuring grocery store chains, specialty catalog and internet-based direct marketers and independent pharmacies throughout the United States.

2.   SUBSTANTIAL DOUBT REGARDING THE COMPANY'S ABILITY TO CONTINUE AS A
     GOING CONCERN
The Company has incurred substantial operating and net losses, as well as negative operating cash flow, since its inception. As a result, the Company continued to have significant working capital and stockholders' deficits including a substantial accumulated deficit at June 30, 2004. In recognition of such, its independent registered public accountants included an explanatory paragraph in their report on the Company's consolidated financial statements for the fiscal years ended June 30, 2004 and 2003, that expressed substantial doubt regarding the Company's ability to continue as a going concern.

In order to address the Company's ability to continue as a going concern, it has initiated or completed the following financing activities:
     o On September 13, 2003, the Company completed a private placement offering of $3,350,000 in unsecured convertible debentures from which it received $3,067,000 in net cash proceeds;
     o On February 19, 2004, the Company completed an additional private placement offering of $2,775,000 in unsecured convertible debentures from which it received $2,077,592 in net cash proceeds;
     o On March 1, 2004, the Company received $100,000 in net proceeds from the issuance of an unsecured convertible debenture in the principal amount of $122,000;
     o On April 28, 2004, the Company's shareholders elected to increase its authorized common shares to 750 million shares for use in future financing transactions; and
     o During the second half of fiscal 2004, the Company received approximately $327,000 in proceeds from the exercise of warrants issued in connection with prior financings.

With respect to the Company's sales, gross margins and operating expenses, it has:
     o Continued to reduce the cost of its current cholesterol monitor and expects to realize improved gross margins;
     o Depleted the remaining inventory of its higher-cost, predecessor device during fiscal 2004;
     o Continued negotiations with a major retailer, as well as smaller retailers, to sell its products;
     o Developed a continuing education program implemented in the first quarter of fiscal 2005 to broaden awareness and educate pharmacists on the benefits of the it's products;
     o Developed a consumer point-of-sale awareness program for those patients purchasing certain cholesterol-lowering prescriptions, which is currently being tested;
     o Continued to conduct marketing activities it began in October 2003, primarily targeted radio advertising;
     o Continued to support and monitor the Medicare reimbursement considerations of the federal government for cholesterol testing;
     o    Continued to operate with a core staff of only 19 employees; and
     o Continued to implement cost-cutting measures to reduce administrative, research and development costs.

The Company will continue to require additional financing to fund its longer-term operating needs, including continuing marketing activities to build broad public awareness of its cholesterol monitor. The amount of additional funding needed to support the Company until that point in time at which it forecasts that its business will become self-sustaining from internally generated cash flow is highly dependent upon the Company's ability to continue conducting marketing activities and the success of these campaigns on increasing awareness to consumers and pharmacists.

Should the Company be unsuccessful in any of the initiatives or matters discussed above, its business, and, as a result, its consolidated financial position, results of operations and cash flow will likely be materially adversely impacted, the effects from which it may not recover.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
These consolidated financial statements include the operations of the Company and its two wholly-owned subsidiaries, Lifestream Diagnostics, Inc. and Secured Interactive Technologies, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR-END
The Company's fiscal year-end is June 30. References to a fiscal year refer to the calendar year in which such fiscal year ends.

USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and disclosure of contingent assets and liabilities. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary materially from management's estimates and assumptions.

RECLASSIFICATIONS
Certain amounts in the consolidated financial statements for the prior fiscal year have been reclassified to be consistent with the current fiscal year's presentation.

CASH AND CASH EQUIVALENTS
Cash equivalents consist of highly liquid debt instruments with a maturity date of three months or less at the date of purchase. The Company maintains its cash and cash equivalents with high quality financial institutions thereby minimizing any associated credit risks.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company records an allowance for doubtful accounts based on specifically identified amounts that the Company believes to be uncollectible and those accounts that are past due beyond a certain date. If actual collections experience changes, revisions to the allowance may be required. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

INVENTORIES
Inventories, which primarily consist of component parts, dry-chemistry test strips, assembled devices and related supplies, are stated at the lower of first-in, first-out cost or market. The Company records an allowance for obsolete inventory based on a)specifically identified component parts the Company believes will no longer be utilized in its current model of cholesterol monitor and b) based upon specifically identified finished goods the Company believes will not be sold prior to its expiration date.

PATENT RIGHTS
Direct costs incurred in acquiring each patent right have been capitalized and are being subsequently amortized into operating results on a straight-line basis over seventeen years, such period being equal to both the statutory and estimated useful life of each respective patent. Management, on at least a quarterly basis, evaluates the patents for impairment by comparing the related estimated future cash flows, on an undiscounted basis, to its net book value. Factors considered in estimating future cash flows include the status of current litigation surrounding its most significant patent, the likelihood of development or sale of the patent (if unutilized), and likely cash flows from royalties to be received from others for use of the patented technology. If impairment is indicated, the net book value is reduced to an amount equal to the estimated future cash flows, on an appropriately discounted basis.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost. Cost includes expenditures for major additions and improvements as well as any incremental interest costs incurred during the period in which activities necessary to get the asset ready for its intended use are in progress. Maintenance and repairs which do not extend the useful life of the related property or equipment are charged to operations as incurred. The provision for related depreciation has been computed using the straight-line method over the following estimated useful lives: production machinery and equipment - five years; technology hardware and software - three years; and office furniture and equipment - five years. The provision for related amortization is computed using the straight-line method over the shorter of the estimated useful lives of the leasehold improvements, being five years, or the contractual lives of the underlying capital leases.

The net book value of property and equipment sold or retired is removed from the asset and related depreciation and amortization accounts with any resulting net gain or loss included in the determination of net loss.

DEFERRED FINANCING COSTS
Deferred financing costs are amortized using the interest method over the term of the related debt agreement.

DEFERRED INCOME TAXES
Deferred income tax assets and liabilities are recognized for the expected future income tax benefits or consequences, based on enacted laws, of temporary differences between tax and financial statement reporting. Deferred tax assets are then reduced by a valuation allowance for the amount of any tax benefits that more likely than not, based on current circumstances, are not expected to be realized.

PRODUCT WARRANTIES
The Company's products are accompanied by limited liability warranties of varying durations against defects in material or workmanship. At the time of each product's sale, the Company's management makes an estimate based on its historical experience and future expectations of the probable future cost to be incurred in honoring the accompanying warranty and accrues a corresponding liability. To date, the Company's warranty liabilities, in the aggregate, have not been material.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying values reported for cash equivalents, restricted cash equivalents, accounts receivable, accounts payable and accrued expenses materially approximated their respective fair values at each balance sheet date due to the immediate or short-term maturity of these financial instruments. The carrying values reported for non-current obligations materially approximated their respective fair values at each balance sheet date as the stated or discounted rates of interest reflected then prevailing market rates of interest.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE
The Company generates revenue primarily from sales of its cholesterol monitors and dry-chemistry test strips utilized in its cholesterol monitors. The Company recognizes revenue, including related shipping and handling income, and the cost of the sale, in when each of the criteria established by Staff Accounting Bulletin 104 ("SAB 104") have been met as follows:
     o Pervasive evidence of an arrangement exists - The Company requires a purchase order from its customers for each sale prior to shipment of product.
     o Delivery has occurred - The Company does not recognize revenue until the product is shipped and all material risks and rewards of ownership are concurrently transferred to the customer. In limited instances, the Company may enter into "pay-on-scan" sales arrangements whereby the risk of ownership does not transfer to the customer until the customer has sold the product to a third party (the consumer). In these limited instances revenue is not recognized until the Company has been notified by the customer that the product has been sold to a third party.

     o Seller's price to the buyer is fixed or determinable - The Company requires the sales price to be detailed on the customers purchase order, which may not be changed after acceptance.
     o Collection of the related receivable is reasonably assured - The Company must determine that collection of the related account receivable is reasonably assured prior to recognition of revenue. The Company must make estimates to allow for an appropriate allowance for uncollectible receivables, as well as for sales returns expected from its customers (see below).

SALES RETURNS ALLOWANCE
The Company records an allowance for sales returns at the time revenue is recognized based upon relevant historical product experience, remaining period until the expiration date for the dry-chemistry test strips from date of sale, and future expectations.

MAJOR CUSTOMERS
Three customers individually accounted for approximately 21%, 12% and 10% of the Company's consolidated net sales for fiscal 2004 and approximately 37%, 13%, and 44% of accounts receivable, net at June 30, 2004, respectively. Two customers individually accounted for approximately 24% and 23% of the Company's consolidated net sales for fiscal 2003 and approximately 10% and 30% of accounts receivable, net at June 30, 2003, respectively.

ADVERTISING COSTS
The Company expenses all advertising costs as incurred. Consolidated sales and marketing expenses include advertising costs of $1,762,041 and $469,669 during fiscal 2004 and 2003, respectively.

PRODUCT RESEARCH AND DEVELOPMENT
The Company expenses all product research and development costs as incurred.

STOCK-BASED COMPENSATION
As allowed by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to retain the compensation measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and its related interpretations for stock options issued to employees. Under APB No. 25, compensation cost is recognized at the measurement date for the amount, if any, that the quoted market price of the Company's common stock exceeds the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known. No stock-based employee compensation cost is reflected in the Company's reported net losses, as all options granted had an exercise price equal to or in excess of the market value of the underlying common stock on the respective dates of grant.

If the Company had accounted for its stock-based employee compensation under the fair value recognition and measurement principles of SFAS No. 123, the Company's reported net losses would have been adjusted to the pro forma net losses presented below:

                                                                         FISCAL YEARS ENDED
                                                                   ----------------------------
                                                                   JUNE 30, 2004   JUNE 30, 2003
                                                                   -------------   -------------
Net loss, as reported ..........................................   $(14,407,557)   $ (8,106,945)

Add: SFAS No. 123 compensation expense..........................       (878,387)     (1,609,790)
                                                                   ------------    ------------

Pro forma net loss .............................................   $(15,285,994)   $ (9,716,735)
                                                                   ============    ============

Net loss per share:

    Basic and diluted  - as reported ...........................   $      (0.11)   $      (0.24)
                                                                   ============    ============

    Basic and diluted - pro forma ..............................   $      (0.12)   $      (0.29)
                                                                   ============    ============

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                         FISCAL YEARS ENDED
                                                                   ----------------------------
                                                                   JUNE 30, 2004   JUNE 30, 2003
                                                                   -------------   -------------
Risk-free interest rate.........................................     4.1%            4.3%

Expected volatility.............................................   130.0%          123.9%

Expected life in years..........................................   5 - 10          2 - 10

Expected dividends..............................................    None            None

The estimated fair values for stock options granted during 2003 ranged from $0.19 to $0.75. The estimated fair value for stock options granted during 2004 was $0.03.

NET LOSS PER SHARE
Basic and diluted net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding during the fiscal year. At June 30, 2004 and 2003, the Company had stock options, stock warrants and convertible debt outstanding that could potentially be exercised or converted into 118,277,677 and 64,833,575 additional common shares, respectively. Should the Company report net income in a future period, diluted net income per share will be separately disclosed giving effect to the potential dilution that could occur under the treasury stock method if these stock option, stock warrants and convertible debt were exercised or converted into common shares.

SEGMENT REPORTING
The Company's chief operating decision makers consist of members of senior management that work together to allocate resources to, and assess the performance of, the Company's business. Senior management currently manages the Company's business, assesses its performance, and allocates its resources as a single operating segment.

To date, the Company's products have been principally marketed to customers residing within the United States of America. Net sales realized from customers residing in other geographic markets were less than 1% of consolidated net sales in fiscal 2004 and 2003.

RECENTLY ADOPTED ACCOUNTING STANDARDS
In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. As the Company has not had, and continues not to have, any ownership in variable interest entities, the Company's adoption of FIN 46, as required on January 31, 2003, had no impact on its consolidated financial statements.

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149, as required, on July 1, 2003, with no impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS No. 150, as required, on May 31, 2003, for financial instruments entered into or modified after such date, with no impact on its accompanying consolidated financial statements. The remaining provisions of SFAS No. 150 were effective beginning with the Company's fiscal 2004 first quarter ending September 30, 2003. The Company adopted these remaining provisions of SFAS No. 150, as required, with no impact on the consolidated financial statements.

4.   ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE
The following schedules set forth the activity in the Company's allowance for doubtful accounts receivable for the following periods:

                                                                              FISCAL YEARS ENDED
                                                                          --------------------------
                                                                            JUNE 30,       JUNE 30,
                                                                              2004           2003
                                                                          -----------    -----------
         Balance, beginning of year....................................   $   453,645    $    91,188
         Additions to allowance........................................        40,189        427,617
         Deductions, net of recoveries.................................      (195,436)       (65,160)
                                                                          -----------    -----------
         Balance, end of year..........................................   $   298,398    $   453,645
                                                                          ===========    ===========

5.   INVENTORIES, NET
Inventories, net, consist of the following:

                                                                                   JUNE 30,
                                                                          --------------------------
                                                                              2004          2003
                                                                          -----------   ------------
         Raw materials.................................................   $   444,880    $ 1,203,877
         Work in process...............................................        80,814         63,861
         Finished goods................................................       176,971        719,548
         Finished goods at retail locations............................        67,576             --
                                                                          -----------    -----------
                                                                              770,241      1,987,286
         Less allowance for inventory obsolescence.....................       (20,937)      (374,696)
                                                                          -----------    -----------
         Inventories, net..............................................   $   749,304    $ 1,612,590
                                                                          ===========    ===========

6.   PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consists of the following:

                                                                                   JUNE 30,
                                                                          --------------------------
                                                                              2004          2003
                                                                          -----------    -----------
     Production machinery and equipment................................   $   687,735    $   889,545
     Technology hardware and software .................................       588,307        583,844
     Leasehold improvements ...........................................       368,495        368,495
     Office furniture and equipment ...................................       125,250        123,565
                                                                          -----------    -----------
                                                                            1,769,787      1,965,449
     Less accumulated depreciation and amortization ...................    (1,430,580)    (1,317,922)
                                                                          -----------    -----------
     Property and equipment, net ......................................   $   339,207    $   647,527
                                                                          ===========    ===========

7.   NOTE RECEIVABLE - OFFICER
Through fiscal 2001, the Company's Board of Directors periodically approved the advancement of funds to the Company's Chief Executive Officer. The underlying promissory note was unsecured, accrued interest at a stated interest rate of 8.75% per annum and required bi-weekly repayments of principal and interest through May 23, 2014.

Effective May 1, 2002, the Board of Directors indefinitely suspended the bi-weekly servicing requirement. The Board of Directors subsequently awarded in August 2003, the Company's Chief Executive Officer a $60,000 bonus for his fiscal 2002 performance with such bonus applied in its entirety against the outstanding note receivable balance.

On June 22, 2004 and August 29, 2003, the Board of Directors awarded the Company's Chief Executive Officer a bonus of $48,840 and $3,389 for his fiscal 2004 and 2003 performance. These bonuses were applied against the remaining outstanding principal and accrued interest of the note receivable.

8.   DEFERRED TAX ASSETS
The Company's deferred tax assets principally relate to (i) net operating loss carry-forwards that are available, within statutory annual limits, to offset future taxable income, if any, (ii) purchased software technology and (iii) compensatory stock options granted. These deferred tax assets, which approximated $17.9 million and $15.5 million at June 30, 2004 and 2003, respectively, were fully offset by valuation allowances for financial reporting purposes. At June 30, 2004, the Company had net operating loss carry-forwards of approximately $40.7 million that expire in calendar years 2006 through 2024.

9.   ACCRUED LIABILITIES Accrued liabilities consist of the following:

                                                                  JUNE 30,
                                                             -------------------
                                                               2004       2003
                                                             --------   --------
     Accrued royalties payable ...........................   $257,535   $104,104
     Accrued sales returns, including warranty obligations    238,064    103,947
     Accrued wages, benefits and related taxes ...........    184,784     79,672
     Accrued interest payable ............................    138,759    472,413
     Accrued other .......................................      8,653      5,911
                                                             --------   --------
     Total accrued liabilities ...........................   $827,795   $766,047
                                                             ========   ========

10.  OPTION AND PURCHASE AGREEMENT
Pursuant to an option and purchase agreement dated November 20, 2002, the Company received $250,000 from an unrelated party in exchange for granting them an option to purchase for an additional $500,000 a currently unutilized technology patent to which the Company claims ownership. The Company has reflected the $250,000 received as deferred income at June 30, 2003. As this option and purchase agreement subsequently expired unexercised on July 10, 2003, the Company recognized $250,000 as non-operating income during its fiscal 2004 first quarter.

11.  NOTE PAYABLE
Effective May 1, 2003, the Company renewed its then expiring revolving credit facility agreement with a financial institution. Under the new agreement, the Company's then outstanding balance of $2,197,800 was bifurcated into a $2,000,000 twenty-four month term loan ("term loan") and a $197,800 advance loan ("advance loan"). The term loan accrues interest at a fixed rate of 15% per annum and is to be repaid through the financial institution's retention of the first $75,000 of each month's assigned accounts receivable collections. The advance loan accrued interest at 15% and was repaid on March 31, 2004, through the financial institution's additional retention of 25% of each month's assigned accounts receivable collections over and beyond the initial $75,000 in collections retained to service the term loan. On March 31, 2004, the financial institution became entitled to retain ten percent of all subsequently collected accounts receivable, subject to a limitation of ten percent of the term loan's then outstanding balance, with the aggregate retentions to be returned to the Company upon its full repayment of the term loan "escrowed funds". These escrowed funds are intended to serve as additional collateral on the outstanding note payable and may, at the Company's discretion, be used to pay down the final principal of the note payable upon maturity or final repayment of the note. As of June 30, 2004, $25,293 had been retained and was being held in an escrow account. The term loan is secured and collateralized by the Company's cash and cash equivalents, accounts receivable, inventory, property and equipment and intellectual property. Should any category of collateral fall below specified percentages and margins, the financial institution will be entitled to retain additional accounts receivable collections sufficient to restore such percentages and margins. Any principal and accrued interest balances remaining on the term loan will be due and payable as a lump sum on April 1, 2005. The remaining term loan may be prepaid at any time, without penalty, at the Company's option. In consideration for extending the above loans, the Company agreed to pay an annual fee of $100,000, beginning on May 1, 2003, and upon each annual anniversary thereafter on which the term loan remains unpaid. The initial annual fee was satisfied through the issuance of 1,000,000 shares of the Company's common stock. During fiscal 2004 the Company issued 2,593,333 shares of common stock as partial payment of the annual fee for the May 1, 2004 through April 30, 2005 period and a balance of approximately $24,500 remains payable at June 30, 2004. These annual fees are amortized to deferred financing costs over the renewal period.

12.  OPERATING AND CAPITAL LEASES
The Company leases its corporate facilities as well as certain equipment under operating leases. Certain of these operating leases are noncancellable and contain rent escalation clauses. The Company incurred aggregate rent expense under operating leases of $109,117 and $128,866 during fiscal years 2004 and 2003, respectively. The Company also leases certain equipment under capital leases. The aggregate net carrying value of the underlying collateralizing assets was approximately $194,000 and $285,000 at June 30, 2004 and 2003, respectively, and depreciation of leased capital assets is charged to depreciation expense.

The future aggregate minimum lease payments under lease agreements in existence at June 30, 2004 are as follows:

                                                                        OPERATING        CAPITAL
                 FISCAL YEARS ENDING JUNE 30,                             LEASES         LEASES
                 ----------------------------                           ---------        -------
                 2005.............................................        $69,026        $30,612
                 2006.............................................          1,116          6,172
                 2007.............................................          1,116             --
                 2008.............................................          1,116             --
                 2009.............................................            372             --
                 Thereafter.......................................              -             --
                                                                          ------         -------
                 Total lease payments.............................        $72,746         36,784
                                                                          ======
                 Less imputed interest............................                         2,756
                                                                                         -------
                 Present value of net minimum lease payments......                        34,028
                 Less current maturities..........................                        28,148
                                                                                         -------
                 Total long-term capital lease obligation.........                       $ 5,880
                                                                                         =======

13.  CONVERTIBLE DEBT
June through November 2001 Issuances
From June 2001 through November 2001, the Company issued unsecured convertible debentures, $3,840,000 of which remains outstanding with one debenture holder at June 30, 2004. These debentures (i) accrue interest at the prime rate plus two percent (6.25% at June 30, 2004), (ii) are currently convertible at the option of the holder into common stock of the Company at a stated rate of $0.10 per share, and (iii) become due and payable on various dates between July 1, 2006 and November 20, 2006. The holder may not convert its debentures to the extent that conversion would result in the holder's beneficial ownership of 9.99% or more of the Company's then outstanding common shares. The holder of these debentures has a one-time right to convert a portion of the debentures after the closing of any subsequent private offering at less than $0.10 per common share (limited to 9.99% ownership). The holder exercised this right during the third quarter of 2004 and converted $180,000 of principal and $60,000 of accrued interest at $0.05 resulting in $240,000 of additional expense upon conversion related to the beneficial conversion feature. The Company has the right to force conversion of the debentures if the market price of its common stock exceeds $3.00 per share for 20 consecutive trading days.

During fiscal 2003 and 2004, the following conversions of the above outstanding convertible debentures occurred:

                     PRINCIPAL AMOUNT      UNAMORTIZED                                       # SHARES ISSUED
                         PRIOR TO       DISCOUNT PRIOR TO    PRINCIPAL AND/OR   CONVERSION         UPON
   CONVERSION DATE      CONVERSION         CONVERSION       INTEREST CONVERTED     RATE         CONVERSION
   ---------------   ----------------   -----------------   ------------------  ----------   ---------------
          5/9/2003      $7,064,984         $3,502,772           $  674,515         $0.10        6,745,150
          6/5/2003      $6,464,984         $3,396,332           $1,296,948         $0.10       12,969,480
         6/10/2003      $5,295,000         $2,939,976           $  290,000         $0.10        2,900,000
         6/30/2003      $5,295,000         $2,886,018           $   28,710         $0.10          287,100
                                                                ----------                     ----------
 Total Fiscal 2003                                              $2,290,173                     22,901,730
                                                                ==========                     ==========

         8/11/2003      $5,270,000         $2,767,534           $  600,000         $0.10        6,000,000
         8/20/2003      $5,070,000         $2,690,507           $  100,000         $0.10        1,000,000
        12/15/2003      $5,020,000         $2,371,529           $1,100,000         $0.10       11,000,000
         3/15/2004      $4,020,000         $1,837,132           $  240,000         $0.05        4,800,000
                                                                ----------                     ----------
 Total Fiscal 2004                                              $2,040,000                     22,800,000
                                                                ==========                     ==========

September 2003 Issuances
On September 13, 2003, the Company issued $3,350,000 in unsecured convertible debentures from which it received $3,067,000 in net cash proceeds. These debentures, which have an aggregate principal face amount of $199,376 at June 30, 2004, (i) accrue interest at a fixed rate of 8.0% per annum, which is payable at the Company's option in either cash or authorized and unissued shares of its common stock. The debentures were convertible at the option of the holders at a stated rate of $0.13 per share and were due and payable on September 12, 2006. For every two dollars of original debenture principal, the holder received a detachable stock purchase warrant allowing for the purchase over the subsequent two-year period of a share of the Company's common stock at $0.2144 per share. Holders may not convert their debentures or exercise their warrants to the extent that conversion or exercise would result in the holders' beneficial ownership of 4.99% or more of the Company's then outstanding common shares. A registration statement filed with the United States Securities and Exchange Commission ("SEC") registering the resale of the preceding debentures and warrants became effective on December 23, 2003.

On January 13, 2004, the Company entered into an exchange agreement with each holder of its convertible debentures that were issued in September 2003. Under the exchange agreement, each debenture holder agreed to exchange the principal amount of its debenture for shares of the Company's common stock, at the rate of $0.09 of debenture principal per share of common stock. Holders may not convert their debentures to the extent that conversion would result in the holders' beneficial ownership of 4.99% or more of the Company's then outstanding common shares. Accrued but unpaid interest of $89,659 related to these debentures was paid at the time of the exchange by the issuance of additional shares of common stock at the rate of $0.09 per share. Accordingly, in January 2004, the Company issued 32,427,204 shares of common stock upon exchange of debenture principal in the amount of $2,975,624 and the payment of accrued but unpaid interest of $89,659. Additionally, the Company issued 2,227,807 shares of common stock to adjust the conversion rate applied to $175,000 of principal previously converted by a debenture holder to the $0.09 rate stated in the exchange agreement. As a result of the above, in January 2004 the Company recognized $1,488,889 of additional financing expense related to the beneficial conversion features of the exchange and amortized to expense $2,667,676 of previously existing debt discount related to the convertible debentures issued in September 2003.

During fiscal 2004, the following conversions of the above outstanding convertible debentures occurred:

                     PRINCIPAL AMOUNT      UNAMORTIZED                                       # SHARES ISSUED
                         PRIOR TO       DISCOUNT PRIOR TO    PRINCIPAL AND/OR   CONVERSION         UPON
   CONVERSION DATE      CONVERSION         CONVERSION       INTEREST CONVERTED     RATE         CONVERSION
   ---------------   ----------------   -----------------   ------------------  ----------   ---------------
        12/23/2003      $3,350,000         $3,171,183           $  102,564         $0.13          788,957
        12/29/2003      $3,250,000         $3,080,651           $   76,677         $0.13          589,821
         1/14/2004      $3,175,000         $2,822,814           $3,065,283         $0.09       34,655,011
                                                                ----------                     ----------
 Total Fiscal 2004                                              $3,244,524                     36,033,789
                                                                ==========                     ==========

The remaining principal balance from the September issuance of $199,376 at June 30, 2004 was subsequently converted during the first quarter of fiscal 2005, resulting in no further convertible debenture principal or interest outstanding related to the September 2003 issuance.

February 2004 Issuances
On February 19, 2004, the Company completed a private placement offering of $2,775,000 in unsecured convertible debentures from which we received $2,077,592 in net cash proceeds. These debentures, which have an aggregate principal face amount of $1,997,000 at June 30, 2004, become due and payable on February 19, 2006. The purchase price for the convertible debentures gives effect to an original issue discount of approximately $500,000, or an effective annual interest rate of 9%, the amount of which was withheld from the proceeds at the time of the closing of the financing and are being amortized to deferred financing costs over the term of the debentures. The debentures are convertible at a conversion price of $0.05 per share (66% of the average of the five consecutive closing bid prices immediately prior to the closing date of the offering). The conversion price is subject to adjustment upon the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of the Company's common stock. In connection with this transaction participating warrant holders agreed to exercise outstanding warrants held by them to the extent such exercise would not result in any participant's beneficial ownership of 4.99% or more of the Company's then outstanding common shares.

During fiscal 2004, the following conversions of the above outstanding convertible debentures occurred:

                     PRINCIPAL AMOUNT      UNAMORTIZED                                       # SHARES ISSUED
                         PRIOR TO       DISCOUNT PRIOR TO    PRINCIPAL AND/OR   CONVERSION         UPON
   CONVERSION DATE      CONVERSION         CONVERSION       INTEREST CONVERTED     RATE         CONVERSION
   ---------------   ----------------   -----------------   ------------------  ----------   ---------------
          4/5/2004      $2,775,000         $2,624,688           $   50,000         $0.05        1,000,000
         5/10/2004      $2,725,000         $2,447,024           $   25,000         $0.05          500,000
         5/27/2004      $2,700,000         $2,334,770           $  125,000         $0.05        2,500,000
          6/1/2004      $2,575,000         $2,221,940           $  150,000         $0.05        3,000,000
          6/2/2004      $2,425,000         $2,092,030           $  125,000         $0.05        2,500,000
          6/8/2004      $2,300,000         $2,087,547           $  150,000         $0.05        3,000,000
          6/9/2004      $2,150,000         $1,960,031           $  150,000         $0.05        3,000,000
         6/15/2004      $2,000,000         $1,793,636           $  125,000         $0.05        2,500,000
                                                                ----------                     ----------
 Total Fiscal 2004                                              $  900,000                     18,000,000
                                                                ==========                     ==========

Participants in the February 19, 2004 offering received detachable stock purchase warrants allowing for the purchase of a number of common shares equal to 30% of the number of shares which could be obtained upon conversion of the debenture principal outstanding on February 19, 2004. The warrants can be exercised over a nineteen-month period and have an exercise price of $0.065 per share of the Company's common stock, subject to adjustment upon the occurrence of events substantially identical to those provided for in the debentures. The Company has the right to call the warrants in the event that the average closing price of the Company's common stock exceeds 200% of the exercise price for a consecutive 20-day trading period. Holders may not convert debentures or exercise warrants to the extent that conversion or exercise would result in the holders' beneficial ownership of 4.99% or more of the Company's then outstanding common shares.

On March 22, 2004, the Company filed a registration statement with the United States Securities and Exchange Commission ("SEC") registering the resale of the common shares underlying the debentures and warrants issued on February 19, 2004, which became effective April 5, 2004. The Company also agreed to seek shareholder approval to increase the number of authorized common shares to a minimum of 500 million shares before April 30, 2004. Shareholder approval to increase the authorized common shares to 750 million was obtained on April 28, 2004.

Investors in the February 19, 2004, financing have been granted the option to purchase up to an additional $1,220,000 of convertible debentures and warrants with terms and conditions substantially identical to those applicable to the February 19, 2004, transaction. This option expires on October 28, 2004.

The agreements entered into in connection with the February 19, 2004 transaction requires that the Company obtain the unanimous approval of the debenture holders prior to the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of the Company's common stock until less than 20% of the principal remains outstanding on the debentures. The agreement further stipulates that no debenture may be prepaid without the consent of the holder and that each debenture holder has a right of first refusal to participate in any new financing transaction consented to through June 10, 2005.

March 2004 Issuance
In March 2004, the Company issued an unsecured convertible debenture in the amount of $122,000 from which it received $100,000 in net proceeds after an original issue discount of $22,000. The Company also issued 732,000 detachable stock purchase warrants in connection with this transaction. The convertible debenture and common stock purchase warrants have identical terms and conditions to those issued on February 19, 2004. The principal balance outstanding for this debenture was $122,000 at June 30, 2004.

At the respective dates of issuance, the Company was required under accounting principles generally accepted in the United States of America to ascertain for each of the above debenture issuances the fair value of the detachable stock warrants and resulting beneficial conversion feature. For each debenture issuance, the aggregate fair value of the detachable warrants and beneficial conversion features was determined to be equal to the aggregate principal face amount of the debt proceeds received, and as such, these amounts were recorded as debt discounts by increasing additional paid-in capital. These debt discounts are being amortized over the respective lives of the underlying debentures. The aggregate unamortized debt discount amounted to $3,332,415 and $2,883,918 at June 30, 2004 and 2003, respectively.

The remaining $6,036,376 in principal of the Company's outstanding convertible debentures at June 30, 2004, mature during the Company's fiscal years ending as follows:

                 FISCAL YEARS ENDING JUNE 30,                       PRINCIPAL
                 ----------------------------                       ----------
                 2005.............................................  $       --
                 2006.............................................   1,997,000
                 2007.............................................   4,039,376
                                                                    ----------
                 Total principal payments.........................  $6,036,376
                                                                    ==========

The following tables summarize the principal balance, unamortized debt discount, and net carrying value of each of the above debt issuances as reported on the consolidated balance sheet, as well as, the related amortization of convertible notes discount, amortization of deferred financing costs, and interest and financing costs for each of the above convertible debt issuances as reported on the consolidated statements of loss as of June 30, 3004 and 2003:

                  -----------------------------------------------------    -----------------------------------------------------
                             FISCAL YEAR ENDING JUNE 30, 2004                         FISCAL YEAR ENDING JUNE 30, 2003
                  -----------------------------------------------------    -----------------------------------------------------
                                                           NET CARRYING                                             NET CARRYING
                                                             VALUE OF                                                 VALUE OF
                  PRINCIPAL BALANCE OF  UNAMORTIZED DEBT   CONVERTIBLE      PRINCIPAL BALANCE    UNAMORTIZED DEBT   CONVERTIBLE
DEBT ISSUANCE       CONVERTIBLE DEBT        DISCOUNT        DEBENTURES     OF CONVERTIBLE DEBT       DISCOUNT        DEBENTURES
-------------     --------------------  ----------------   ------------    -------------------   ----------------   ------------
2001 Issuances        $3,840,000          $1,566,025        $2,273,975         $5,270,000           $2,883,918       $2,386,082
September 2003        $1,875,000          $1,537,706        $  337,294         $       --           $       --       $       --
February 2004         $  199,376          $  128,542        $   70,834         $       --           $       --       $       --
March 2004            $  122,000          $  100,142        $   21,858         $       --           $       --       $       --
                      ----------          ----------        ----------         ----------           ----------       ----------
                      $6,036,376          $3,332,415        $2,703,961         $5,270,000           $2,883,918       $2,386,082
                      ==========          ==========        ==========         ==========           ==========       ==========


                                        AMORTIZATION OF                                           AMORTIZATION OF
                     AMORTIZATION OF       DEFERRED        INTEREST AND      AMORTIZATION OF         DEFERRED       INTEREST AND
                   CONVERTIBLE NOTES       FINANCING        FINANCING       CONVERTIBLE NOTES        FINANCING        FINANCING
DEBT ISSUANCE          DISCOUNT              COSTS           EXPENSES           DISCOUNT               COSTS           EXPENSES
-------------     --------------------  ----------------   ------------    -------------------   ----------------   ------------
2001 Issuances        $1,317,894          $  228,615        $  508,917         $1,703,431           $  178,835       $  415,632
September 2003        $3,221,458          $  162,491        $1,617,555         $       --           $       --       $       --
February 2004         $1,237,293          $  420,760        $       --         $       --           $       --       $       --
March 2004            $   21,858          $    3,972        $       --         $       --           $       --       $       --
                      ----------          ----------        ----------         ----------           ----------       ----------
                      $5,798,503          $  815,838        $2,126,472         $1,703,431           $  178,835       $  415,632
                      ==========          ==========        ==========         ==========           ==========       ==========

14.  STOCKHOLDERS' DEFICIT

General
The Company is restricted under Nevada corporate law from declaring any dividends to shareholders due to current working capital and stockholders' deficits.

The Company's shareholders elected to increase its authorized common shares from 100 million to 250 million and 750 million at a special shareholders' meetings held on December 1, 2003 and April 28, 2004, respectively.

Common Stock Issued For Cash
During fiscal 2003 the Company issued 34,837,500 shares of its common stock in a "best efforts" private placement with accredited investors from which it received $3,483,750 (net of $55,000 in issuance costs). The fiscal 2003 placements included 50,000 and 97,500 common shares sold, at the same price paid by unrelated parties, to a member of the Company's Board of Directors and the Company's Chief Financial Officer, respectively.

During fiscal 2004 the Company issued 6,538,461 shares of its common stock upon exercise of outstanding warrants by accredited investors from which it received $326,923 in proceeds.

Common Stock Issued For Services
During fiscal 2004 and 2003, the Company issued 1,505,844 and 4,567,140 common shares, respectively, to unrelated parties for the performance of various services. The Company recognized associated expenses of $206,487 and $472,964 during fiscal 2004 and 2003, respectively, based upon the fair market value of the common shares at their respective dates of issuance. The fiscal 2004 amount includes 350,000 common shares issued to its former Chief Financial Officer.

Common Shares Issued Upon Conversion of Convertible Debt
During fiscal 2004, holders of $5,480,624 in principal amount (gross of the related discount on convertible debentures) of the Company's then outstanding convertible notes converted such notes, and $703,900 in accrued interest thereon, into 76,833,789 common shares. During fiscal 2003, holders of $1,794,984 in principal amount (gross of the related discount on convertible debentures) of the Company's then outstanding convertible notes converted such notes, and $495,190 in accrued interest thereon, into 22,901,730 common shares.

Other Issuances of Common Shares
In January 2003, the Company issued 1,040,816 previously escrowed registered shares of its common stock to an institutional shareholder in full and final resolution of a dispute regarding the number of common shares it was entitled to under an anti-dilution guarantee. As part of this resolution, the institutional shareholder agreed to the cancellation of all outstanding stock purchase warrants held by it and to waive any potential liquidated damage claims it may have had against the Company pursuant to a related registration rights agreement.

In March 2003, the Company elected to retroactively issue a principal shareholder, who had previously converted certain outstanding notes of the Company at the then stated rate of $1.00 per common share, an additional 4,579,407 common shares as an inducement for him to participate in a subsequent private placement of common shares at $0.10 per share.

In January 2004, the Company issued 975,669 restricted shares of its common stock to certain employees as payment for $117,081 in compensation expense.

During fiscal 2004, the Company issued 2,593,333 shares of its common stock to a financing company in partial settlement of its annual loan renewal fee for the May 2004 through April 2005 period.

Stock Options and Warrants
During fiscal 2004, the Company issued 9,138,427 stock options to various employees under its newly adopted 2004 Stock Compensation Plan (See Note 15). No stock options or warrants were issued to consultants during fiscal 2004 and no stock options or warrants were issued during fiscal 2003 to employees or consultants.

In previous years, the Company entered into several agreements with third parties for the performance of various services over subsequent two to three year periods. In connection therewith, the Company granted these service providers stock options with various exercise prices and expiration dates. During fiscal 2004 and 2003, the Company recognized various expenses aggregating $0 and $68,797, respectively, for the fair value of the issued stock options. As of June 30, 2004, all stock options had been fully vested and the related expense had been fully recognized.

15.  STOCK OPTIONS AND WARRANTS
The Company has an Employee Stock Option Plan (the "Plan") that provides for the grant of options to employees to purchase shares of the Company's common stock at exercise prices determined by the Board of Directors. As of June 30, 2004, 1,050,805 options originally made available under the Plan remain available for grant. The Company also grants from time to time stock options and warrants outside the Plan to directors, vendors and others to purchase shares of the Company's common stock at exercise prices as determined by the Chief Executive Officer and approved by the Board of Directors. These options are granted as payment of services or as an inducement to provide the Company with financing. No stock options or warrants were issued to consultants during the fiscal years ended June 30, 2004 or 2003. As discussed Note 13 above, the Company issued 30,266,615 warrants to participants of the Company's private placements during fiscal 2004.

On June 10, 2002, the Company's shareholders approved the adoption of the 2002 Stock Option Plan ("2002 Plan") pursuant to which two million shares of the Company's common stock were reserved for future issuance upon exercise of options granted at exercise prices to be approved by the Board of Directors. These options may be issued to directors, officers, employees, or other persons who perform services on behalf of the Company. No options have been granted under the 2002 Plan as of June 30, 2004.

On June 22, 2004, the Company adopted the 2004 Stock Compensation Plan ("2004 Plan") pursuant to which twenty-five million shares of the Company's common stock were reserved for future issuance of common stock or common stock options to be approved by the Board of Directors. These options may be issued to directors, officers, employees, or consultants who perform services on behalf of the Company at exercise prices to be approved by the Board of Directors. As of June 30, 2004, 16,901,970 shares of common stock or stock options had been issued under the 2004 Plan.

The following table summarizes stock option and warrant activity during fiscal 2004 and 2003:

                                                                                              WEIGHTED
                                                                                              AVERAGE
                                                                             OPTIONS/         EXERCISE
                                                                             WARRANTS          PRICE
                                                                            ----------       ---------
              Options/warrants outstanding at July 1, 2002............      12,345,623        $2.33
              Granted.................................................       1,609,500         0.85
              Expired.................................................      (5,995,738)        2.62
                                                                            ----------
              Options/warrants outstanding at June 30, 2003...........       7,959,385         1.81
              Granted.................................................      39,405,042         0.05
              Expired.................................................      (3,103,578)        1.82
              Exercised...............................................      (6,538,461)        0.05
                                                                            ----------
              Options/warrants outstanding at June 30, 2004...........      37,722,388         0.28
                                                                            ==========

              Exercisable at June 30, 2004............................      36,508,364        $0.23
                                                                           =============

The following table summarizes information about the Company's outstanding stock options and warrants at June 30, 2004:

                                         OPTIONS/WARRANTS                       OPTIONS/WARRANTS
                                            OUTSTANDING                            EXERCISABLE
                               --------------------------------------       -----------------------
                                                  WEIGHTED
                                                 AVERAGE      WEIGHTED                      WEIGHTED
             RANGE OF                           REMAINING     AVERAGE                       AVERAGE
             EXERCISE             NUMBER       CONTRACTUAL    EXERCISE          NUMBER      EXERCISE
             PRICES             OUTSTANDING     LIFE (YRS)     PRICE         EXERCISABLE     PRICE
             --------           -----------    -----------    --------       -----------    --------
             $0.03               9,138,427         9.98        $0.03          9,138,427       $0.03
             $0.05               6,346,155 (1)     1.20         0.05          6,346,155        0.05
             $0.07              17,381,999 (1)     1.22         0.07         17,381,999        0.07
             $0.25                  40,000         1.81         0.25             40,000        0.25
             $0.75                 650,000         8.10         0.75            240,000        0.75
             $0.98 - $1.00         413,612         0.92         1.00            413,612        1.00
             $1.02 - $1.25         647,100         4.77         1.24            636,900        1.24
             $1.50               1,470,155         6.25         1.50            922,617        1.50
             $1.69 - $2.44         112,000         4.18         1.84            112,000        1.84
             $2.50                 575,000         1.66         2.50            575,000        2.50
             $3.00                 592,440         5.46         3.00            446,154        3.00
             $3.25 - $3.63         205,500         1.14         3.27            205,500        3.27
             $5.00                 150,000         2.02         5.00             50,000        5.00
             -------------      ----------         ----        -----         ----------       -----
             $0.03 - $5.00      37,722,388         3.80        $0.28         36,508,364       $0.23
             =============      ==========         ====        =====         ==========       =====

----------
(1)  Represents outstanding warrants issued with convertible debt.

16.  EMPLOYEE SAVINGS, RETIREMENT AND PROFIT SHARING PLAN
Effective March 1, 2002, the Company established a tax-qualified employee savings, retirement and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code ("the "401(k) Plan") pursuant to which eligible employees may elect to defer a portion of their current compensation, up to certain statutorily prescribed annual limits, and make corresponding periodic contributions into the 401(k) Plan. Contributions to the 401(k) Plan, as well as any income earned thereon, are not taxable to the employee until withdrawn from the 401(k) Plan. All employees with 1,000 hours of service who have been employed by the Company for at least one year are eligible to participate in the 401(k) Plan. The Company, at its discretion, may elect to (i) contribute a matching percentage of the employees' overall contribution and/or (ii) make a profit sharing contribution based on the overall profitability of the Company. The Company did not make any contributions for the fiscal years ended June 30, 2004 and 2003.

17.  COMMITMENT AND CONTINGENCIES

General
The Company is periodically involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's gross liability, if any, and without any consideration given to the availability of indemnification or insurance coverage, under any pending or existing litigation or administrative proceedings would not materially affect its financial position, results of operations or cash flows.

Patent Litigation
The Company is the plaintiff in patent infringement litigation, in which the Company alleges willful patent infringement. The defendants have brought a number of counterclaims, including antitrust, unfair competition, tortious interference with business relations and patent misuse, and have asserted unspecified general damages. In May 2003, the District Court ruled against our assertion of patent infringement. The Company timely filed a Notice of Appeal to the Court of Appeals for the Federal Circuit and in August 2004, the Court of Appeals reversed the District Court's ruling and remanded the matter back to the District Court for a new hearing. Following the remand, the Company returned to settlement negotiations with the defendant. Pursuant to these negotiations, the parties have now entered into a Letter of Intent requiring the parties to negotiate in good faith an agreement that would, among other things, resolve the litigation through a license under the patent. A final agreement has not yet been reached, and the litigation remains pending before the Idaho District Court. Should the District Court not rule in our favor and/or we are unable to successfully negotiate a settlement including royalties to be received, we would be required to impair our patent, and as such, we would write down the patent to its net realizable value through a charge to amortization expense.

Royalty Obligation Dispute on Proprietary Optics Technology
The Company licensed the use of proprietary optics technology previously utilized in its predecessor cholesterol monitor from a principal vendor in exchange for payment of a royalty to the vendor for each monitor manufactured with the optics technology. Beginning in October 2002, the Company developed and began utilizing its own proprietary optics technology in its current cholesterol monitor. In October 2002, the Company ceased accruing and paying the royalty obligation as the Company viewed the re-engineered optics technology used in its current cholesterol monitor as being proprietary to the Company. The vendor asserted in a letter to the Company that the subject optics technology was, in their opinion, still subject to royalties under the licensing agreement. Negotiations have continued throughout fiscal 2004 and remain ongoing as of this date to resolve the royalty obligation dispute. The Company has accrued approximately $257,535 and $104,104 as of June 30, 2004 and 2003, respectively, and believes that any reasonably likely incremental royalty obligation resulting from these negotiations would not be material to our expected future consolidated financial statements.

Compensating Payment Provision with Principal Vendor
The Company's contract with the supplier of its dry-chemistry total cholesterol test strips contains a provision that required the Company to make minimum annual purchases and required certain compensating payments in the event the Company fails to meet the minimum purchase requirements. As the Company has not met these minimum purchase commitments, the vendor increased the price of the test strips by 10% for fiscal 2004. Should the Company continue to not meet these minimum purchase requirements, the vendor could require the Company to make additional compensating payments. The dollar amount of such future payments, if any, is currently indeterminable.

Purchase Commitments Under Marketing Contract
In February 2004, the Company entered into a marketing contract, which contractually obligated the Company to purchase a minimum number of radio advertising spots through January 7, 2005. As of June 30, 2004, the Company had $864,248 of purchase obligations remaining under this contract.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                   DECEMBER 31,        JUNE 30,
                                                                                       2004              2004
                                                                                   ------------      ------------
ASSETS (NOTE 2)
Current assets:
   Cash and cash equivalents .................................................     $    759,626      $    590,196
   Restricted cash held in escrow (Note 6) ...................................               --            25,293
   Accounts receivable, net ..................................................          461,506           495,460
   Inventories, net (Note 4) .................................................          779,628           749,304
   Prepaid expenses ..........................................................           97,957           164,912
                                                                                   ------------      ------------
        Total current assets .................................................        2,098,717         2,025,165
Deferred financing costs, net (Notes 6 and 7) ................................        1,097,665           609,467
Patent rights, net (Note 9) ..................................................          400,002           480,002
Property and equipment, net ..................................................          246,849           339,207
Other ........................................................................            9,236           158,336
                                                                                   ------------      ------------
        Total assets .........................................................     $  3,852,469      $  3,612,177
                                                                                   ============      ============

LIABILITIES AND STOCKHOLDERS' DEFICIT (NOTE 2)
Current liabilities:
   Accounts payable ..........................................................     $  1,055,333      $    940,889
   Accrued liabilities (Note 5) ..............................................          769,619           827,795
   Capital lease obligations .................................................           28,242            28,148
   Note payable (Note 6) .....................................................          800,000         1,169,031
                                                                                   ------------      ------------
        Total current liabilities ............................................        2,653,194         2,965,863
Capital lease obligations ....................................................            4,814             5,880
Note payable (Note 6) ........................................................        2,069,740                --
Convertible debentures, principal face amounts of $5,837,000 and $6,036,376,
respectively (Note 7) ........................................................        4,217,031         2,703,961
                                                                                   ------------      ------------
        Total liabilities ....................................................        8,944,779         5,675,704
                                                                                   ------------      ------------

Commitments and contingencies (Notes 6, 7, 10 and 11)

Stockholders' deficit (Note 8):
   Preferred stock, $.001 par value; 15,000,000 shares authorized; none issued
     or outstanding ..........................................................               --                --
   Common stock, $.001 par value; 750,000,000 shares authorized; 210,068,735
     and 181,341,686 issued and outstanding, respectively ....................          210,069           181,342
   Additional paid-in capital ................................................       55,686,772        54,425,383
   Accumulated deficit .......................................................      (60,989,151)      (56,670,252)
                                                                                   ------------      ------------
        Total stockholders' deficit ..........................................       (5,092,310)       (2,063,527)
                                                                                   ------------      ------------
        Total liabilities and stockholders' deficit..........................      $  3,852,469      $  3,612,177
                                                                                   ============      ============

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    THREE MONTHS ENDED                       SIX MONTHS ENDED
                                                             --------------------------------      --------------------------------
                                                              DECEMBER 31,       DECEMBER 31,       DECEMBER 31,        DECEMBER 31,
                                                                 2004               2003                2004               2003
                                                             -------------      -------------      -------------      -------------

Net sales ................................................   $     773,329      $     787,052      $   1,658,467      $   1,412,526
Cost of sales ............................................         537,575            658,536          1,190,381          1,085,672
                                                             -------------      -------------      -------------      -------------

Gross profit .............................................         235,754            128,516            468,086            326,854
                                                             -------------      -------------      -------------      -------------

Operating expenses:
      Sales and marketing ................................         136,756            713,468            722,370            845,386
      General and administrative .........................         564,941            666,514          1,265,614          1,363,928
      Product research and development ...................          19,088             24,523             29,707             27,991
      Depreciation and amortization ......................          96,483             76,820            189,486            156,133
      Loss on disposal of equipment ......................              --                 --                 --             87,756
                                                             -------------      -------------      -------------      -------------

Total operating expenses .................................         817,268          1,481,325          2,207,177          2,481,194
                                                             -------------      -------------      -------------      -------------

Loss from operations .....................................        (581,514)        (1,352,809)        (1,739,091)        (2,154,340)
                                                             -------------      -------------      -------------      -------------

Non-operating income (expenses):
     Amortization of convertible debt discount (Note 7)...        (747,581)          (995,547)        (1,712,446)        (1,383,219)
     Amortization of deferred financing costs (Notes 6
         and 7) ..........................................        (270,962)          (155,785)          (461,219)          (213,368)
     Interest and financing expenses (Notes 6 and 7) .....        (231,373)          (261,871)          (406,143)          (459,936)
     Gain on unexercised option and purchase agreement
         (Note 9) ........................................              --                 --                 --            250,000
                                                             -------------      -------------      -------------      -------------

Total non-operating expenses, net ........................      (1,249,916)        (1,413,203)        (2,579,808)        (1,806,523)
                                                             -------------      -------------      -------------      -------------

Net loss .................................................   $  (1,831,430)     $  (2,766,012)     $  (4,318,899)     $  (3,960,863)
                                                             =============      =============      =============      =============

Net loss per share - Basic and diluted (Note 3) ..........   $       (0.01)     $       (0.03)     $       (0.02)     $       (0.04)
                                                             =============      =============      =============      =============

Weighted average number of shares - Basic and diluted
   (Note 3) ..............................................     205,946,996        102,553,484        200,558,805         99,271,612
                                                             =============      =============      =============      =============

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   SIX MONTHS ENDED
                                                                            ----------------------------
                                                                            DECEMBER 31,     DECEMBER 31,
                                                                                2004             2003
                                                                            -----------      -----------

OPERATING ACTIVITIES:
   Net loss ...........................................................     $(4,318,899)     $(3,960,863)
   Adjustments to reconcile net income to net cash
     used in operating activities:
     Depreciation and amortization ....................................         189,486          156,133
     Loss on disposal of equipment ....................................              --           87,756
     Amortization of deferred financing costs (Notes 6 and 7) .........         461,219          213,368
     Amortization of discount on convertible debentures (Note 7).......       1,712,446        1,383,219
     Provision for doubtful accounts ..................................         235,682           32,726
     Increase in inventory valuation allowance (Note 4) ...............           6,410          163,281
     Other ............................................................              --          (15,357)
     Issuances of compensatory common stock, options and warrants for
       employee and non-employee services (Note 8) ....................         129,600          183,898
    Beneficial conversion feature of convertible debt issued (Note 6) .          72,600               --
   Net changes in assets and liabilities:
     Accounts receivable ..............................................        (201,728)        (461,702)
     Inventories (Note 4) .............................................         (36,734)         461,549
     Prepaid expenses .................................................          66,955         (597,247)
     Accounts payable .................................................         302,534       (1,379,244)
     Accrued liabilities (Note 5) .....................................         142,274          372,503
     Deferred income (Note 9) .........................................              --         (250,000)
     Other non-current assets .........................................         149,100           66,976
                                                                            -----------      -----------
          Net cash used in operating activities .......................      (1,089,055)      (3,543,004)
                                                                            -----------      -----------
INVESTING ACTIVITIES:
   Capital expenditures ...............................................              --           (1,685)
                                                                            -----------      -----------
          Net cash used in investing activities .......................              --           (1,685)
                                                                            -----------      -----------
FINANCING ACTIVITIES:
   Proceeds from issuance of note payable,
      net of debt issuance costs of
      $449,417 and $283,000, respectively  (Note 7) ...................       1,500,000        3,067,000
   Principal payments of capital lease obligations ....................         (18,100)        (136,344)
   Principal payments of notes payable (Note 6) .......................        (248,708)        (392,067)
   Decrease in restricted cash equivalent (Note 6) ....................          25,293               --
                                                                            -----------      -----------
          Net cash provided by financing activities ...................       1,258,485        2,538,589
                                                                            -----------      -----------
Net decrease in cash and cash equivalents .............................         169,430       (1,006,100)
Cash and cash equivalents at beginning of period ......................         590,196        1,370,126
                                                                            -----------      -----------
Cash and cash equivalents at end of period ............................     $   759,626      $   364,026
                                                                            ===========      ===========

SUPPLEMENTAL SCHEDULE OF CASH ACTIVITIES:
    Interest paid in cash .............................................     $    62,500      $   144,903

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Discount for beneficial conversion feature on convertible notes and the fair value of accompanying detachable stock warrants
      (Note 7) ........................................................     $        --      $ 3,350,000
   Assets acquired through capital lease obligation ...................     $    17,128      $        --
   Issuance of convertible note payable for loan commitment fees ......     $   500,000      $        --
   Issuance of common stock in exchange for:
     Conversion of convertible debt and accrued interest (Note 7) .....     $   707,154      $ 1,979,241
     Payment of accounts payable and accrued expenses .................     $   380,761      $        --

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS AND ORGANIZATIONAL STRUCTURE
Lifestream Technologies, Inc. (the "Company"), a Nevada corporation headquartered in Post Falls, Idaho, is a developer and marketer of a proprietary total cholesterol-measuring device for at-home use by health conscious consumers and at-risk medical patients. Through regular monitoring of one's total cholesterol level, an individual can continually assess their susceptibility to developing cardiovascular disease. Once diagnosed with an elevated total cholesterol level, regular at-home testing with one of the Company's monitors enables a patient to readily ascertain the cholesterol-lowering benefits derived from diet modification, an exercise regimen and/or a drug therapy, thereby reinforcing their continuing compliance with an effective cholesterol-lowering program.

2.   SUBSTANTIAL DOUBT REGARDING THE COMPANY'S ABILITY TO CONTINUE AS A
     GOING CONCERN
The Company has incurred substantial operating and net losses, as well as negative operating cash flow, since its inception. As a result, the Company continued to have significant working capital and stockholders' deficits including a substantial accumulated deficit at June 30, 2004 and 2003. In recognition of such, its independent registered public accountants included an explanatory paragraph in their report on the Company's consolidated financial statements for the fiscal years ended June 30, 2004 and 2003, that expressed substantial doubt regarding the Company's ability to continue as a going concern.

The Company is addressing its ability to continue as a going concern, as well as its sales, gross margins and operating expenses, by among other things, the following:
     o During the Company's fiscal year ended June 30, 2004, the Company completed three private placement offerings totaling $6,225,000 in unsecured convertible debentures from which it received $5,244,592 in net cash proceeds;
     o On November 8, 2004, the Company's outstanding note payable with a financial institution was assigned to a beneficial owner of approximately 9.99% of the Company's common stock as of December 31, 2004. The assignee amended the terms of the note payable providing additional funding of $1.5 million with no payments due for 6 months;
     o Developing additional products for possible introduction to the market;
     o Sponsoring a continuing education program to broaden awareness and educate pharmacists on the benefits of its products;
     o Developing a consumer point-of-sale awareness program for those patients purchasing certain cholesterol-lowering prescriptions;
     o Conducting marketing activities as funds are available, including a television commercial test which began in January 2005;
     o Continuing to support the Medicare reimbursement considerations of the federal government for cholesterol testing and monitoring and the FDA's consideration of over the counter cholesterol-lowering drugs; and
     o Continuing to operate with a core staff of only 18 employees while implementing cost-cutting measures to maintain personnel levels and decrease administrative costs.

The Company's short-term sources of capital are dependent on its ability to defer its long-term debt payments. The Company generally funds its operations with a combination of deferring its trade creditors, borrowings under short-term financing arrangements and through the sale of common equity. The Company expects to continue to require additional equity or debt financings as its source of capital as it does not have sufficient operating revenues or cash to fund operations. Should the Company be unsuccessful in any of the initiatives or matters discussed above, its business, and, as a result, its consolidated financial position, results of operations and cash flows will likely be materially adversely impacted, the effects from which it may not recover. As such, substantial doubt regarding the Company's ability to continue as a going concern remains as of the date of this report.

3.   INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation
These condensed consolidated financial statements include the operations of the Company and its two wholly-owned subsidiaries, Lifestream Diagnostics, Inc. and Secured Interactive Technologies, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

FISCAL PERIODS
The Company's fiscal year-end is June 30th. References to a fiscal year refer to the calendar year in which such fiscal year ends.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.   INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Use of Estimates
The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and the disclosure of contingent assets and liabilities. The accounting estimates that require management's most difficult and subjective judgments include the assessment and valuation of the patent rights, allowance for doubtful accounts receivable and the sales returns allowance. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary materially from management's estimates and assumptions.

Preparation of Interim Condensed Consolidated Financial Statements
These interim condensed consolidated financial statements have been prepared by the Company's management, without audit, in accordance with accounting principles generally accepted in the United States of America and, in the opinion of management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Company's consolidated financial position, results of operations and cash flows for the periods presented. Certain information and note disclosures normally included in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted in these interim condensed consolidated financial statements, although the Company believes that the disclosures are adequate to make the information presented not misleading. The consolidated financial position, results of operations and cash flows for the interim periods disclosed herein are not necessarily indicative of future financial results. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto included in the Company's most recent Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004.

Reclassifications
Certain amounts in the condensed consolidated financial statements for the prior period have been reclassified to be consistent with the current period's presentation.

Net Loss Per Share
Basic and diluted net loss per share have been computed by dividing net loss by the weighted average number of common shares outstanding during the fiscal period. At December 31, 2004 and 2003, the Company had stock options, stock warrants and convertible debentures outstanding that could potentially be exercised or converted into 154,184,518 and 83,304,128 additional common shares, respectively. Should the Company report net income in a future period, net income per share - diluted will be separately disclosed giving effect to the potential dilution that could occur under the treasury stock method if these stock options, stock warrants and convertible debentures were exercised or converted into common shares.

Stock-Based Compensation
As allowed by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to retain the compensation measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and its related interpretations for stock options issued to employees. Under APB No. 25, compensation cost is recognized at the measurement date for the amount, if any, that the quoted market price of the Company's common stock exceeds the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.   INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
No stock-based employee compensation cost is reflected in the Company's reported net losses, as all options granted had an exercise price equal to or in excess of the market value of the underlying common stock on the respective dates of grant. If the Company had accounted for its stock-based employee compensation under the fair value recognition and measurement principles of SFAS No. 123, the Company's reported net losses would have been adjusted to the pro forma net loss amounts presented below:

                                                       THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                 ----------------------------      ----------------------------
                                                 DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                    2004             2003             2004              2003
                                                 -----------      -----------      -----------      -----------
Net loss, as reported ......................     $(1,831,430)     $(2,766,012)     $(4,318,899)     $(3,960,863)

Add: SFAS No. 123 compensation expense .....        (285,780)        (511,764)        (351,623)        (657,634)
                                                 -----------      -----------      -----------      -----------

Pro forma net loss .........................      (2,117,210)      (3,277,776)      (4,670,522)      (4,618,497)
                                                 ===========      ===========      ===========      ===========

Net loss per share:

    Basic and diluted  - as reported .......           (0.01)           (0.03)           (0.02)           (0.04)
                                                 ===========      ===========      ===========      ===========

    Basic and diluted - pro forma...........           (0.01)           (0.03)           (0.02)           (0.05)
                                                 ===========      ===========      ===========      ===========

Revenue Recognition
The Company generates revenue primarily from sales of its cholesterol monitors and dry-chemistry test strips utilized in its cholesterol monitors. The Company recognizes a sale, including related shipping and handling income, and the cost of the sale, when each of the criteria established by Staff Accounting Bulletin 104 ("SAB 104") have been met as follows:
     o Pervasive evidence of an arrangement exists - The Company requires a purchase order from its customers for each sale prior to shipment of product.
     o Delivery has occurred - The Company does not recognize revenue until the product is shipped and all material risks and rewards of ownership are concurrently transferred to the customer. In limited instances, the Company may enter into "pay-on-scan" sales arrangements whereby the risk of ownership does not transfer to the customer until the customer has sold the product to a third party (the consumer). In these limited instances, revenue is not recognized until the Company has been notified by the customer that the product has been sold to the consumer.
     o Seller's price to the buyer is fixed or determinable - The Company requires the sales price to be detailed on the customers purchase order, which may not be changed after acceptance.
     o Collection of the related receivable is reasonably assured - The Company must determine that collection of the related account receivable is reasonably assured prior to recognition of revenue. The Company makes estimates to allow for an appropriate allowance for uncollectible receivables, as well as for sales returns expected from its customers.

Segment Reporting
The Company's chief operating decision makers consist of members of senior management that work together to allocate resources to, and assess the performance of, the Company's business. Senior management currently manages the Company's business, assesses its performance, and allocates its resources as a single operating segment.

Recently Adopted Accounting Standards
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 - Inventory Costs ("SFAS No. 151"), which amends the provisions of Chapter 4 of Accounting Research Bulletin No. 43 - "Inventory Pricing". SFAS No. 151 requires that certain production costs, such as idle facility expense, freight, handling costs, and spoilage be charged as a current period expense. Under the previous accounting principles, these costs were charged to current period expense only under certain circumstances. SFAS No. 151 also requires that fixed production overhead be allocated based on normal production capacity. The Company is required to adopt SFAS No. 151 for the first quarter of fiscal year 2006 and does not expect the adoption to have a material impact on the consolidated financial statements.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.   INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment ("SFAS No. 123(R)"), which supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and will require all companies to estimate the fair value of incentive stock options granted and then amortize that estimated fair value to expense over the options' vesting period. The Company is required to adopt SFAS No. 123(R) for the first quarter of fiscal year 2006 and has not yet assessed the impact that this new standard will have on the Company's consolidated financial statements.

4.   INVENTORIES, NET
Inventories, net, consist of the following:

                                                                        DECEMBER 31, 2004      JUNE 30, 2004
                                                                        -----------------      -------------
Raw materials ....................................................          $ 425,900           $ 444,880
Work in process ..................................................             68,691              80,814
Finished goods ...................................................             37,447             176,971
Finished goods at retail locations................................            274,937              67,576
                                                                            ---------           ---------
                                                                              806,975             770,241
Less valuation allowance .........................................            (27,347)            (20,937)
                                                                            ---------           ---------
Inventories, net .................................................          $ 779,628           $ 749,304
                                                                            =========           =========

5.   ACCRUED LIABILITIES Accrued liabilities consist of the following:

                                                                        DECEMBER 31, 2004    JUNE 30, 2004
                                                                        -----------------    -------------
Accrued royalties payable ........................................          $257,535          $257,535
Accrued sales returns, including warranty obligations.............           207,876           238,064
Accrued interest payable .........................................           252,316           138,759
Accrued wages, benefits and related taxes ........................            42,379           184,784
Accrued other ....................................................             9,513             8,653
                                                                            --------          --------
Total accrued liabilities ........................................          $769,619          $827,795
                                                                            ========          ========

6.   NOTE PAYABLE
Effective May 1, 2003, the Company renewed its expiring revolving credit facility with a then outstanding balance of $2,197,800 with a financial institution. Any principal and accrued interest balances remaining on the term loan were due and payable as a lump sum on April 1, 2005.

In November 2004, RAB Special Situations LP, a beneficial owner of approximately 9.99% of the Company's common stock as of December 31, 2004, entered into an agreement with the above financial institution, under which the financial institution assigned to the stockholder all of their rights, title and interest under the note payable. At the time of the assignment, the outstanding amount due under the note payable was $920,323. Restricted funds held in escrow by the financial institution as additional collateral under the terms of note payable were used to partially pay down the then outstanding loan balance prior to assignment to the stockholder.

Subsequently, the Company and the assignee entered into a series of amendments to the note payable and related loan documents under which the following terms were modified:

     o the aggregate amount of the note was increased from $920,323 to $2,869,740, after giving effect to an original issue discount in the amount of $449,417;
     o $974,709 of the increase was funded November 12, 2004 resulting in net cash proceeds to the Company of $750,000;
     o $974,708 of the increase was funded December 15, 2004 resulting in an additional $750,000 in net cash proceeds to the Company;
     o the new loan balance of $2,869,740 is to be repaid in monthly installments of $100,000 commencing May 1, 2005, with the outstanding balance becoming due and payable on February 1, 2006;

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.   NOTE PAYABLE (CONTINUED)
     o the Company paid a commitment fee to induce the assignee to enter into the series of amendments in the amount of $500,000, paid by issuance of a promissory note (commitment fee note) which is payable on February 1, 2006, in cash or, at the Company's option, in shares of its common stock at a 20% discount to market. The commitment fee note is also convertible at the option of the note holder at a conversion price of $.05 per share, subject to adjustment;
     o the Company agreed to use its best efforts to file a registration statement with the United States Securities and Exchange Commission ("SEC") covering the resale of the shares issuable under the commitment fee note, and
     o the note payable continues to be secured by substantially all of the assets of the Company.

The original issue discount of $449,417 was determined based on an annual interest rate of 15% over the term of the note payable and was recorded as a deferred financing cost. This deferred financing cost is being amortized over the life of the amended note payable and is reflected as "amortization of deferred financing costs" on the consolidated statement of operations.

7.   CONVERTIBLE DEBENTURES

June through November 2001 Issuances
From June 2001 through November 2001, the Company issued unsecured convertible debentures, $3,840,000 of which remains outstanding with one debenture holder (RAB Special Situations LP) at December 31, 2004. These debentures (i) accrue interest at the prime rate plus two percent (6.25% at December 31, 2004), (ii) are convertible at the option of the holder into common stock of the Company at a stated rate of $0.05 per share, and (iii) become due and payable on various dates between July 1, 2006 and November 20, 2006. The holder may not convert its debentures to the extent that conversion would result in the holder's beneficial ownership of 9.99% or more of the Company's then outstanding common shares. The holder of these debentures has a one-time right to convert a portion of the debentures after the closing of any subsequent private offering at less than $0.05 per common share (limited to 9.99% ownership). The Company has the right to force conversion of the debentures if the market price of its common stock exceeds $3.00 per share for 20 consecutive trading days.

In connection with the Company's issuance of the amended and restated promissory note discussed in Note 6, the conversion rate of the debentures issued during June 2001 through November 2001 was reduced from $0.10 to $0.05 per share resulting in a $72,600 charge to financing expense related to the beneficial conversion feature.

Subsequent to December 31, 2004, the holder converted $860,000 of the above notes payable and $190,000 in related accrued interest into shares of the Company's common stock.

September 2003 Issuances
On September 13, 2003, the Company issued $3,350,000 in unsecured convertible debentures to eight investors from which it received $3,067,000 in net cash proceeds. The debentures (i) accrued interest at a fixed rate of 8.0% per annum, which was payable at the Company's option in either cash or authorized and unissued shares of its common stock, (ii) were convertible at the option of the holders at a stated rate of $0.13 per share, and (iii) were due and payable on September 12, 2006. For every two dollars of original debenture principal, the holder received a detachable stock purchase warrant allowing for the purchase over the subsequent two-year period of a share of the Company's common stock at $0.2144 per share. Holders could not convert their debentures or exercise their warrants to the extent that conversion or exercise would result in the holders' beneficial ownership of 4.99% or more of the Company's then outstanding common shares. A registration statement filed with the SEC registering the resale of the preceding debentures and warrants became effective on December 23, 2003.

On January 13, 2004, the Company entered into an exchange agreement with each holder of its convertible debentures that were issued in September 2003. Under the exchange agreement, each debenture holder agreed to exchange the principal amount of its debenture for shares of the Company's common stock, at the rate of $0.09 of debenture principal per share of common stock. Accrued but unpaid interest of $149,659 related to these debentures was paid at the time of the exchange by the issuance of additional shares of common stock at the rate of $0.09 per share. Accordingly, in January 2004, the Company issued 32,427,204 shares of common stock upon exchange of debenture principal in the amount of $2,975,624 and the payment of accrued but unpaid interest of $149,659. Additionally, the Company issued 2,227,807 shares of common stock to adjust the conversion rate applied to $175,000 of principal previously converted by a debenture holder to the $0.09 rate stated in the exchange agreement. As a result

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.   CONVERTIBLE DEBENTURES (CONTINUED)
of the above, in January 2004 the Company recognized $1,488,889 of additional financing expense related to the beneficial conversion features of the exchange and amortized to expense $2,667,676 of previously existing debt discount related to the convertible debentures issued in September 2003.

In July 2004, the remaining principal balance from the September issuance of $199,376 and related interest of $7,778 was converted into 2,468,004 shares of the Company's common stock. There are no further convertible debenture principal or accrued interest remaining outstanding related to the September 2003 issuance.

February 2004 Issuances
On February 19, 2004, the Company completed a private placement offering of $2,775,000 in unsecured convertible debentures with four investors (all of which also participated in the September 2003 private placement discussed above) from which it received $2,077,592 in net cash proceeds. The purchase price for the convertible debentures gives effect to an original issue discount of approximately $500,000, or an effective annual interest rate of 9%, the amount of which was withheld from the proceeds at the time of the closing of the financing and are being amortized to deferred financing costs over the term of the debentures. The $2,775,000 of convertible debentures are convertible at a conversion price of $0.05 per share, or 55.5 million common shares as of February 19, 2004. The conversion price is subject to adjustment upon the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of the Company's common stock. In connection with this transaction participating warrant holders agreed to exercise outstanding warrants held by them to the extent such exercise would not result in any participant's beneficial ownership of 4.99% or more of the Company's then outstanding common shares. These debentures have an aggregate principal face amount of $1,375,000 at December 31, 2004 and become due and payable on February 19, 2006.

Participants in the February 19, 2004 offering received detachable stock purchase warrants allowing for the purchase of a number of common shares equal to 30% of the number of shares which could be obtained upon conversion of the debenture principal outstanding on February 19, 2004. The warrants can be exercised over a nineteen-month period and have an exercise price of $0.065 per share of the Company's common stock, subject to adjustment upon the occurrence of events substantially identical to those provided for in the debentures. The Company has the right to call the warrants in the event that the average closing price of the Company's common stock exceeds 200% of the exercise price for a consecutive 20-day trading period. Holders may not convert debentures or exercise warrants to the extent that conversion or exercise would result in the holders' beneficial ownership of 4.99% or more of the Company's then outstanding common shares.

On March 22, 2004, the Company filed a registration statement with the SEC registering the resale of the common shares underlying the debentures and warrants issued on February 19, 2004, which became effective April 5, 2004. The Company also agreed to seek stockholder approval to increase the number of authorized common shares to a minimum of 500 million shares before April 30, 2004. Stockholder approval to increase the authorized common shares to 750 million was obtained on April 28, 2004. Investors in the February 19, 2004, financing were granted the option to purchase up to an additional $1,220,000 of convertible debentures and warrants with terms and conditions substantially identical to those applicable to the February 19, 2004, transaction. This option expired on October 28, 2004.

The agreements entered into in connection with the February 19, 2004 transaction required that the Company obtain the unanimous approval of the debenture holders prior to the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of the Company's common stock until less than 20% of the principal remains outstanding on the debentures. The agreement further stipulates that no debenture may be prepaid without the consent of the holder and that each debenture holder has a right of first refusal to participate in any new equity financing transaction undertaken through June 10, 2005.

March 2004 Issuance
In March 2004, the Company issued an unsecured convertible debenture to an existing shareholder and beneficial owner of approximately 3.6% of the Company's common shares as of December 31, 2004, in the amount of $122,000 from which it received $100,000 in net proceeds after an original issue discount of $22,000. The Company also issued 732,000 detachable stock purchase warrants in connection with this transaction. The convertible debenture and common stock purchase warrants have identical terms and conditions to those issued on February 19, 2004. The principal balance outstanding for this debenture was $122,000 at December 31, 2004.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.   CONVERTIBLE DEBENTURES (CONTINUED)

November 2004 Issuance
As discussed in Note 6, in November 2004, the Company paid a commitment fee to induce RAB Special Situations LP, a principal stockholder to enter into a series of amendments to an existing note payable. The commitment fee of $500,000 was paid through the issuance of a convertible promissory note (the commitment fee note) which is payable on February 1, 2006, in cash or, at the Company's option, in shares of its common stock at a 20% discount to market. The commitment fee note is also convertible at the option of the note holder at a conversion price of $.05 per share, subject to adjustment.

The $500,000 commitment fee is included in deferred financing costs and is being amortized over the life of the amended note payable. The Company agreed to file a registration statement covering the shares issuable under the commitment fee note.

The remaining $5,837,000 in principal of the Company's outstanding convertible debentures at December 31, 2004, mature during the Company's fiscal years ending as follows:

                 FISCAL YEARS ENDING JUNE 30,                      PRINCIPAL
                 ----------------------------                      ----------
                 2005.........................................     $       --
                 2006.........................................      1,497,000
                 2007.........................................      4,340,000
                                                                   ----------
                 Total principal payments.....................     $5,837,000
                                                                   ==========

At the respective dates of issuance, the Company was required under accounting principles generally accepted in the United States of America to ascertain for each of the above debenture issuances the fair value of the detachable stock warrants and resulting beneficial conversion feature. For each debenture issuance, the aggregate fair value of the detachable warrants and beneficial conversion features was determined to be equal to the aggregate principal face amount of the debt proceeds received, and as such, these amounts were recorded as debt discounts by increasing additional paid-in capital. These debt discounts are being amortized using the effective interest method over the respective lives of the underlying debentures, the amortization of which is included in "amortization of convertible debt discount" on the consolidated statement of operations. The original debt discount and related amortization expense for each of the above convertible debenture issuances are as follows as of December 31, 2004:

                                                AMORTIZATION EXPENSE FOR THE              AMORTIZATION EXPENSE FOR THE
                                                     THREE MONTHS ENDED                          SIX MONTHS ENDED
                                              --------------------------------          --------------------------------
                        ORIGINAL DEBT         DECEMBER 31,         DECEMBER 31,         DECEMBER 31,         DECEMBER 31,
   ISSUANCE DATE           DISCOUNT               2004                 2003                 2004                 2003
   -------------         -----------          -----------          -----------          -----------          -----------
June -Nov. 2001          $ 5,211,200          $   297,030          $   561,879          $   625,577          $   887,514
September 2003             3,350,000                   --              433,668              128,542              495,705
February 2004              2,775,000              429,798                   --              914,236                   --
March 2004                   122,000               20,753                   --               44,091                   --
                         -----------          -----------          -----------          -----------          -----------
                         $11,458,200          $   747,581          $   995,547          $ 1,712,446          $ 1,383,219
                         ===========          ===========          ===========          ===========          ===========

The remaining debt discount of $1,619,969 related to the Company's outstanding convertible debentures at December 31, 2004, is expected to amortize to expense during the Company's fiscal years ending as follows:

                                                                    DISCOUNT
                 FISCAL YEARS ENDING JUNE 30,                     AMORTIZATION
                 ----------------------------                     ------------
                 2005 (Remaining)...........................       $  909,087
                 2006.......................................          710,882
                                                                   ----------
                 Total discount amortization................       $1,619,969
                                                                   ==========

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.   STOCKHOLDERS' DEFICIT

General
The Company is restricted under Nevada corporate law from declaring any dividends to stockholders due to current working capital and stockholders' deficits.

The Company's stockholders elected to increase its authorized common shares from 100 million to 250 million and 750 million at special stockholders' meetings held on December 1, 2003 and April 28, 2004, respectively.

Common Shares Issued In Payment of Accrued Interest and Upon Conversion of Convertible Debenture In November 2004, the Company issued 6,000,000 shares of its common stock to an institutional investor upon conversion of convertible debentures with a principal amount of $300,000.

Common Shares Issued for Services
In October 2004, the Company issued 4,800,000 shares of its common stock to a consultant in consideration of $129,600 in services rendered under a three-month agreement dated September 8, 2004, to develop and implement an investor awareness and communication program.

9.   OPTION AND PURCHASE AGREEMENT
Pursuant to an option and purchase agreement dated November 20, 2002, the Company received $250,000 from an unrelated party in exchange for granting them an option to purchase for an additional $500,000 a non-critical and currently unutilized technology patent to which the Company claims ownership. The Company reflected the $250,000 received as deferred income at June 30, 2003. Concurrent with the July 10, 2003, expiration of this option and purchase agreement, the Company recognized $250,000 in non-operating income during the first quarter of fiscal 2004.

10.  CONTINGENCIES

General
The Company is periodically involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's gross liability, if any, and without any consideration given to the availability of indemnification or insurance coverage, under any pending or existing litigation or administrative proceedings would not materially affect its financial position, results of operations or cash flows.

Patent Litigation
The Company was the plaintiff in patent infringement litigation, in which the Company alleged willful patent infringement. The defendants brought a number of counterclaims, including antitrust, unfair competition, tortious interference with business relations and patent misuse, and had asserted unspecified general damages. In May 2003, the District Court ruled against our assertion of patent infringement. The Company timely filed a Notice of Appeal to the Court of Appeals for the Federal Circuit and in August 2004, the Court of Appeals reversed the District Court's ruling and remanded the matter back to the District Court for a new hearing. Following the remand, the Company returned to settlement negotiations with the defendant. In November 2004, the Company entered into an agreement with the defendant, resulting in termination of the lawsuit. In connection with the settlement agreement, the Company granted the defendant a license to utilize its patent in the professional market and allowed for the possibility of a supply agreement with the defendant to supply the Company with dry-chemistry test strips used in the Company's current cholesterol monitor. If no supply agreement is reached, the license will become fully paid and unencumbered after December 31, 2007, however if a supply agreement is reached with the defendant, the license terminates on August 4, 2012, upon expiration of the patent. As such, based on the status of continuing negotiations during the first quarter of fiscal 2005, the Company reduced the estimated useful life of its patent from six to three years as the supply agreement is not currently being negotiated.

Royalty Obligation Dispute on Proprietary Optics Technology
The Company licensed the use of proprietary optics technology previously utilized in its predecessor cholesterol monitor from a principal vendor in exchange for payment of a royalty to the vendor for each monitor manufactured with the optics technology. Beginning in October 2002, the Company developed and began utilizing its own proprietary optics technology in its current

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.  CONTINGENCIES (CONTINUED)
cholesterol monitor. In October 2002, the Company ceased accruing and paying the royalty obligation as the Company viewed the re-engineered optics technology used in its current cholesterol monitor as being proprietary to the Company. The vendor asserted in a letter to the Company that the subject optics technology was, in their opinion, still subject to royalties under the licensing agreement. Negotiations are currently ongoing and the Company has recorded a liability in the amount of $257,535, which it believes is necessary for full and final settlement of this matter based on the latest negotiations. The Company believes that any incremental royalty obligation resulting from these negotiations would not be material to the Company's expected future consolidated financial statements, however no assurances can be given.

Compensating Payment Provision with Principal Vendor
The Company's contract with the supplier of its dry-chemistry total cholesterol test strips contains a provision that requires the Company to make minimum annual purchases and requires certain compensating payments in the event the Company fails to meet the minimum purchase requirements. As the Company has not met these minimum purchase commitments, the vendor increased the price of the test strips by 10%. Should the Company continue to not meet these minimum purchase requirements, the vendor could require the Company to make additional compensating payments. The dollar amount of such future payments, if any, is currently indeterminable.

11.  SUBSEQUENT EVENT

Effective February 1, 2005, the Company entered into an Intellectual Property and Capital Interest Agreement ("Agreement") with an unrelated third party ("purchaser"). The Agreement assigns certain unutilized intellectual property rights owned by the Company's wholly-owned subsidiary, Secured Interactive Technologies, Inc. Once the purchaser completes its first round of financing, the intellectual property will be transferred to the purchaser and the Company will receive as consideration, convertible preferred stock of the purchaser, representing a 49% equity ownership. Upon completion of the purchaser's second round of financing, a portion of the Company's preferred ownership in the purchaser will convert into common shares of the purchaser and the Company becomes obligated to reduce its equity ownership in the purchaser to 30% through sales of the preferred stock to one or more as yet unidentified third parties. Such sales, if made, will result in an infusion of cash into Lifestream, the amount of which cannot be determined at this time. If the purchaser is unable to complete its first round of financing by July 31, 2005, the Agreement will automatically terminate unless extended by both parties.

In connection with this assignment, the Company agreed to allow its president and chief executive officer, Christopher Maus, to serve as a director and assist the purchaser in the initial phases of product development and rollout for an undetermined period of time. Mr. Maus will receive compensation, which may include a combination of salary, bonus and/or equity participation from the purchaser. Mr. Maus and the Company believe that Mr. Maus will remain available to devote the majority of his time to the Company and no adjustment is being made to Mr. Maus' current compensation from the Company, the amount of which had previously been reduced by mutual agreement as a cost cutting measure.